      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1998
                                                   REGISTRATION NO. 333-49889
                                                   REGISTRATION NO. 333-49889-01

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 ---------------

                SOUTHSIDE BANCSHARES, INC.                                 SOUTHSIDE CAPITAL TRUST I
          (EXACT NAME OF REGISTRANT AS SPECIFIED                   (EXACT NAME OF CO-REGISTRANT AS SPECIFIED
                     IN ITS CHARTER)                                            IN ITS CHARTER)

                          TEXAS                                                    DELAWARE
      (STATE OR OTHER JURISDICTION OF INCORPORATION              (STATE OR OTHER JURISDICTION OF INCORPORATION
                     OR ORGANIZATION)                                          OR ORGANIZATION)

                           6021                                                      6199
       (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION                (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION
                       CODE NUMBER)                                              CODE NUMBER)

                        75-1848732                                                APPLIED FOR
           (I.R.S. EMPLOYER IDENTIFICATION NO.)                      (I.R.S. EMPLOYER IDENTIFICATION NO.)
                     1201 S. BECKHAM                                    C/O SOUTHSIDE BANCSHARES, INC.
                    TYLER, TEXAS 75701                                          1201 S. BECKHAM
                      (903) 531-7111                                          TYLER, TEXAS 75701
              (ADDRESS, INCLUDING ZIP CODE,                                     (903) 531-7111
                  AND TELEPHONE NUMBER,                                  (ADDRESS, INCLUDING ZIP CODE,
           INCLUDING AREA CODE, OF REGISTRANT'S                              AND TELEPHONE NUMBER,
               PRINCIPAL EXECUTIVE OFFICE)                          INCLUDING AREA CODE, OF CO-REGISTRANT'S
                                                                          PRINCIPAL EXECUTIVE OFFICE)

                                 ---------------

                                   SAM DAWSON
                                    PRESIDENT
                           SOUTHSIDE BANCSHARES, INC.
                                 1201 S. BECKHAM
                               TYLER, TEXAS 75701
                                 (903) 531-7111
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                 ---------------

                                   COPIES TO:

                 RONALD J. FRAPPIER, ESQ.                                   ROBERT J. MINKUS, ESQ.
     JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION                         SCHIFF HARDIN & WAITE
               1445 ROSS AVENUE, SUITE 3200                                    7300 SEARS TOWER
                   DALLAS, TEXAS 75202                                      CHICAGO, ILLINOIS 60606
                      (214) 855-4743                                            (312) 258-5500

                                 ---------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[ ]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[X]

         THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.


                   SUBJECT TO COMPLETION, DATED MAY 12, 1998


                                  $20,000,000

                           SOUTHSIDE CAPITAL TRUST I

                       % CUMULATIVE TRUST PREFERRED SECURITIES

                (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)

                         2,000,000 PREFERRED SECURITIES
         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY

                                [SOUTHSIDE LOGO]


     The      % Cumulative Trust Preferred Securities (the "Preferred
Securities") offered hereby represent preferred beneficial interests in Southside Capital Trust I, a statutory business trust created under the laws of the State of Delaware (the "Trust Issuer"). Southside Bancshares, Inc., a Texas corporation (the "Company"), will be the owner of all of the beneficial interests represented by common securities of the Trust Issuer (the "Common Securities" and, collectively with the Preferred Securities, the "Trust Securities"). U.S. Trust Company of Texas, N.A. is the Property Trustee of the Trust Issuer and is the Guarantee Trustee under the guarantee of the Trust Issuer's obligations by the Company (the "Guarantee"). The Trust Issuer exists for the sole purpose of issuing the Trust Securities and investing the proceeds
from the sale thereof in      % Junior Subordinated Deferrable Interest
Debentures (the "Junior Subordinated Debentures") to be issued by the Company. The Junior Subordinated Debentures will mature on June 30, 2028 (the "Stated Maturity"). The Preferred Securities will have a preference over the Common Securities under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise. See "Description of the Preferred Securities--Subordination of the Common Securities."


     The Company has applied to list the Preferred Securities on the Nasdaq National Market under the symbol "SBSIP." See "Risk Factors--Absence of Prior Public Market for the Preferred Securities; Trading Price and Tax
Considerations."
                                                   (continued on following page)
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

 THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND OF
  THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

============================================================================================================
                                          PRICE TO               UNDERWRITING             PROCEEDS TO
                                           PUBLIC               COMMISSIONS(1)            ISSUER(2)(3)
------------------------------------------------------------------------------------------------------------
Per Preferred Security..........           $10.00                    (2)                     $10.00
------------------------------------------------------------------------------------------------------------
Total(4)........................        $20,000,000                  (2)                  $20,000,000
============================================================================================================

(1) The Trust Issuer and the Company have agreed to indemnify Ryan, Beck & Co. (the "Underwriter") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Junior Subordinated Debentures of the Company, the Company has agreed to pay the Underwriter, as compensation for its arranging the investment of such proceeds in the Junior Subordinated
    Debentures, $        in the aggregate ($        in the aggregate if the
    over-allotment option is exercised in full). See "Underwriting."

(3) Before deducting expenses payable by the Company, estimated to be approximately $400,000.

(4) The Trust Issuer and the Company have granted the Underwriter a 30-day option to purchase up to 300,000 additional Preferred Securities on the same terms and conditions set forth above solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public and Proceeds to Issuer will be $23,000,000. See "Underwriting."


     The Preferred Securities are offered by the Underwriter subject to receipt and acceptance by it, prior sale and the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Preferred Securities will be made in book-entry form through the book-entry facilities of The Depository Trust Company on or about May 18, 1998 against payment therefor in immediately available funds.


                            [RYAN, BECK & CO. LOGO]
               The Date of this Prospectus is             , 1998.

(continued from the previous page)

         The Preferred Securities will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary ("DTC"). Beneficial interests in the global securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as described under "Description of the Preferred Securities," Preferred Securities in definitive form will not be issued and owners of beneficial interests in the global securities will not be considered holders of the Preferred Securities. Settlement for the Preferred Securities will be made in immediately available funds. The Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity for the Preferred Securities will therefore settle in immediately available funds.

         Holders of the Preferred Securities will be entitled to receive preferential cumulative cash distributions accumulating from the date of original issuance and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing June 30, 1998, at the annual rate of ____% of the Liquidation Amount (as defined herein) of $10 per Preferred Security ("Distributions"). Subject to certain exceptions, the Company has the right to defer payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the rate of ____%, compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the capital stock of the Company or debt securities of the Company that rank pari passu with or junior to the Junior Subordinated Debentures.

         During any Extension Period, interest on the Junior Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate) at the rate of ____% per annum, compounded quarterly, to the extent permitted by applicable law, and holders of the Preferred Securities will be required to include interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred Distributions. The Company believes that the mere existence of its right to defer interest payments will not cause the Preferred Securities to be issued with original issue discount for federal income tax purposes. However, it is possible that the Internal Revenue Service could take the position that the likelihood of deferral is not a remote contingency within the meaning of applicable Treasury Regulations, and therefore require that the holders of the Preferred Securities recognize a portion of the Liquidation Amount as income. See "Description of the Junior Subordinated Debentures--Right to Defer Interest Payment Obligation" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

         The obligations of the Company under the Junior Subordinated Debentures, the Indenture between the Company and U.S. Trust Company of Texas, N.A., as Trustee (the "Indenture"), the Trust Agreement (as defined herein) and the Guarantee, in the aggregate, constitute a full and unconditional guarantee by the Company of the Trust Issuer's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, Junior Subordinated Debentures and Guarantee--Full and Unconditional Guarantee." The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust Issuer, as described herein. See "Description of the Guarantee." If the Company does not make interest payments on the Junior Subordinated Debentures held by the Trust Issuer, the Trust Issuer will have insufficient funds to pay Distributions on the Preferred Securities. In such event, a holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce payment of amounts under the Junior Subordinated Debentures equal to such Distributions to such holder. See "Description of the Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of the Preferred Securities."

         The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at their Stated Maturity or their earlier redemption. Subject to regulatory approval, if then required under applicable capital guidelines or regulatory policies, the Junior Subordinated Debentures are redeemable prior to their Stated Maturity at the option of the Company (i) on or after June 30, 2003, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein) at a redemption price (the "Redemption Price") equal to 100% of the principal amount of the Junior Subordinated Debentures plus the accrued and unpaid interest thereon as of the date fixed for redemption. See "Description of the Junior Subordinated Debentures--Redemption or Exchange."

         The obligations of the Company under the Guarantee and the Junior Subordinated Debentures will be unsecured and will be subordinate and junior in right of payment to all Senior Indebtedness (as defined herein) of the Company. There is no limitation on the amount of Senior Indebtedness which the Company may issue. At December 31, 1997, the

Company had no outstanding Senior Indebtedness. The Company may from time to time incur indebtedness constituting Senior Indebtedness. See "Description of the Junior Subordinated Debentures--Subordination."

         The Company will have the right at any time to dissolve the Trust Issuer and, after satisfaction of creditors of the Trust Issuer, if any, as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and the Common Securities in exchange therefor upon liquidation of the Trust Issuer. The ability of the Company to do so may be subject to the Company's receipt of regulatory approval. See "Description of the Preferred Securities--Liquidation Distribution upon Dissolution."

                  -----------------------------------------

         The Company will provide to the holders of the Preferred Securities annual reports containing financial statements audited by the Company's independent auditors. The Company will also furnish annual reports on Form 10-K free of charge to holders of the Preferred Securities who so request in writing addressed to the Secretary of the Company.

                  -----------------------------------------

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SHORT COVERING TRANSACTIONS AND PENALTY BIDS. ANY OF THE FOREGOING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT NOTICE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

               [MAP OF SOUTHSIDE BANK BRANCH LOCATIONS IN TEXAS]

                                    SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriter's over-allotment option will not be exercised.

                                  THE COMPANY

GENERAL

         The Company is a Texas corporation organized in 1982 that serves as a bank holding company for Southside Bank (the "Bank"), a Texas-chartered bank organized in 1960. The Company owns all of the capital stock of Southside Delaware Financial Corporation, a Delaware corporation ("Southside Delaware"), that in turn owns all of the capital stock of the Bank. The Company and the Bank are headquartered in Tyler, Texas, which is located approximately 90 miles east of Dallas, Texas and 90 miles west of Shreveport, Louisiana. The Bank has the largest deposit base in the Tyler metropolitan area, which has a population of approximately 166,000, and is the largest independent bank headquartered in East Texas. At December 31, 1997, the Company had total assets of $571 million, deposits of $463 million, loans of $293 million and shareholders' equity of $40 million.

         The Bank is a community-focused financial institution that offers a full range of financial services to individuals, businesses and nonprofit organizations in its primary market area. These services include consumer and commercial loans, deposit accounts, trust services, safe deposit services and brokerage services.

         The Bank's consumer loan services include 1-4 family residential mortgage loans and home improvement loans, automobile loans and other installment loans. The Bank also offers its own credit card and began offering home equity loans in January 1998 when a new Texas law first permitting such loans took effect. Commercial loan services include short-term working capital loans for inventory and accounts receivable, short and medium-term loans for equipment or other business capital expansion, and commercial real estate loans. The Bank also offers construction loans primarily for owner-occupied 1-4 family residential and commercial real estate.

         The Bank offers a variety of deposit accounts having a wide range of interest rates and terms, including savings, money market, interest and noninterest bearing checking accounts and certificate accounts. The Bank's trust services include investment, management, administration and advisory services, primarily for individuals and to a lesser extent partnerships and corporations. At December 31, 1997 the Bank's trust department managed approximately $105 million of trust assets. Through its 20%-owned securities brokerage affiliate, BSC Securities, L.C., the Bank offers full retail investment services to its customers. In early 1997, the Company formed a consumer finance subsidiary, Countywide Loans, Inc. ("Countywide"), to provide basic financial services such as small loans, check cashing and money orders to individuals.

         The Bank considers its primary market area to be all of Smith County, Texas, and to a lesser extent portions of adjoining counties. The principal economic activities in the Bank's market area include the retail, distribution, manufacturing, medical services, education and oil and gas industries. The Bank serves this market through eight full service branch locations, including four branches located in grocery stores. The branches are located in and around Tyler, and the Company plans to open two branches in 1998 in Longview, Texas, a city located approximately 35 miles east of Tyler in adjoining Gregg County. A native Longview banking veteran has joined the Bank to lead the Company in its expansion into the Longview market area. The Company's television and radio advertising has extended into this market area for several years, providing the Bank name recognition in the Greater Longview area. The Bank also maintains three drive up facilities, and Countywide maintains one sales location. The Bank's customers may also access various banking services through 14 automated teller machines ("ATMs") owned by the Bank and ATMs owned by others, through debit cards, and through the Bank's automated telephone and electronic banking products that allow the Bank's customers to apply for loans, access account information and conduct various transactions from their telephones and computers.

         The Company reported net income of $5.0 million and $4.2 million and diluted earnings per share of $1.43 and $1.21 for the years ended December 31, 1997 and 1996, respectively. The Company instituted a cash dividend in 1970 and has paid dividends each year since that time.

         The Company and the Bank are subject to comprehensive regulation, examination and supervision by the Board of Governors of the Federal Reserve System (the "FRB"), the Texas Department of Banking (the "TDB") and the Federal Depository Insurance Corporation ("FDIC"), and are subject to numerous laws and regulations relating to the extension of credit and making of loans to individuals.

         The administrative offices of the Company are located at 1201 S. Beckman, Tyler, Texas 75701, and the telephone number is 903-531-7111. The Company's website can be found at www.southside.com.

BUSINESS STRATEGY

         The Company's goal is to be the premier financial institution in East Texas, recognized for quality customer service and financial soundness. The Bank weathered the Texas economic downturn in the 1980's, which contributed in part to the customer loyalty that the Bank enjoys today.

         The Company's business strategy is to operate the Bank as a well capitalized, profitable, independent, community-oriented financial institution. With that focus, the Bank has developed a niche in small business and consumer lending and other small business and consumer financial services, including the recent addition of Countywide, a consumer finance subsidiary of the Bank.

         Key aspects of the Company's business strategy include (i) originating residential real estate, commercial real estate, commercial business and consumer loans, (ii) providing a high level of customer service, (iii) maintaining asset quality, (iv) increasing the revenue of financial service subsidiaries and adding products and services to attract customers and contribute to noninterest income, (v) increasing market share within the Bank's existing market and expanding into new markets and (vi) controlling expenses. Management also is committed to managing interest rate risk, enhancing profitability and maintaining a well capitalized financial position.

         Asset Quality. The Company seeks to maintain asset quality by managing credit risk. Approximately 74.2% of the net loan portfolio at December 31, 1997 was comprised of commercial real estate, construction, commercial business and consumer loans. The other 25.8% of the loan portfolio at December 31, 1997 was comprised of residential mortgage loans, which generally pose less credit risk than other types of loans. The Bank's nonperforming assets at that date represented .54% of total assets. At December 31, 1994, 1995 and 1996, this ratio was .67%, .61% and .61%, respectively. The Company has maintained a conservative investment portfolio. Approximately 75.2% of the portfolio consists of U.S. Treasury and agency securities and mortgage-backed securities collateralized by U.S. agency guaranteed mortgages which are directly or indirectly backed by the full faith and credit of the U.S. government.

         Noninterest Income. With a focus on reducing the dependence of earnings on net interest income, the Company has expanded its sources and amounts of fee income. During 1996 and 1997, the number of ATMs was increased from nine to 14. In 1997, the Company expanded its fee-generating services beyond retail brokerage and trust services to also include consumer finance services. The Bank also offered new fee-based products such as proprietary credit and debit cards and checking overdraft privileges. For 1997, noninterest income represented 13.9% of total revenue, compared to 11.5% for 1996.

         Enhanced Delivery System and Controlled Growth. The Bank has recently launched technological enhancements, including an automated telephone system, computer-based home banking, corporate cash management software and an Internet information site.

         The Company enhanced its infrastructure in Smith County in order to improve customer service and attract new customers. In 1996 and 1997, the Bank added three full service grocery store branches, a seven lane "motor bank" drive-in facility and five ATMs. Certain branch locations were expanded or remodeled. Through branch openings and acquisitions, the Company intends to expand into desirable market areas adjoining the Tyler metropolitan area, which includes Smith County. A grocery store branch and a free-standing branch are expected to open in 1998 in Longview.

         Noninterest Expenses. Noninterest expenses are subject to ongoing reviews of staffing levels, facilities and operations. The 1996 branch openings and 1997 branch remodelings contributed to increased operating costs in those years. The Company's efficiency ratio was 69.4% for 1997, slightly lower than the ratios for the preceding four years. The Company seeks to reduce the efficiency ratio through additional revenue contribution from its new branches and through continued monitoring of costs.

         Experienced Management. The Company's executive officers each have broad experience in the Bank's operations. The Bank has enjoyed continuity of management, with the Chief Executive Officer serving in that capacity since the Bank opened in 1960 and the other executive officers each having served for over ten years.

                                THE TRUST ISSUER

         The Trust Issuer is a statutory business trust created under Delaware law pursuant to a Certificate of Trust filed with the Delaware Secretary of State on April 9, 1998 and a trust agreement dated April 9, 1998. The trust agreement will be amended and restated in its entirety prior to the issuance of the Trust Securities by the Amended and Restated Trust Agreement to be executed by the Company, as depositor, U.S. Trust Company of Texas, N.A., as Property Trustee, Wilmington Trust Company, as Delaware Trustee, the Administrative Trustees named therein (collectively, the "Trust Issuer Trustees"), and the several Holders (as defined therein) (as so amended, the "Trust Agreement"). All of the Common Securities will be owned by the Company. The Company will acquire Common Securities in an aggregate Liquidation Amount equal to 3% of the total capital of the Trust Issuer. The Trust Issuer exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of the Trust Securities to acquire Junior Subordinated Debentures issued by the Company and (iii) engaging in only those other activities necessary, advisable or incidental thereto (such as registering the transfer of the Trust Securities). Accordingly, the Junior Subordinated Debentures will be the sole assets of the Trust Issuer and payments under the Junior Subordinated Debentures will be the sole revenue of the Trust Issuer. The address of the principal executive office of the Trust Issuer is 1201 S. Beckham, Tyler, Texas 75701 and its telephone number is (903) 531-7111.

                                  THE OFFERING

THE TRUST ISSUER  . . . . . . . . . . . . .     Southside Capital Trust I, a Delaware statutory business trust.  The sole assets of the Trust Issuer will be the Junior Subordinated
                                                Debentures.

SECURITIES OFFERED  . . . . . . . . . . . .     2,000,000 shares of ____% Cumulative Trust Preferred Securities, evidencing preferred undivided beneficial interests in the assets of the
                                                Trust Issuer.

OFFERING PRICE  . . . . . . . . . . . . . .     $10 per Preferred Security (Liquidation Amount $10).

DISTRIBUTIONS . . . . . . . . . . . . . . .     Holders of the Preferred Securities will be entitled to receive cumulative cash Distributions at an annual rate of ____% of the
                                                Liquidation Amount of $10 per Preferred Security, accumulating from the date of original issuance and payable quarterly in arrears on March 31,
                                                June 30, September 30 and December 31 of each year, commencing on June
                                                30, 1998.  The distribution rate and the distribution and other payment dates for the Preferred Securities will correspond to the interest rate and interest and other payment dates on the Junior Subordinated
                                                Debentures.  See "Description of the Preferred Securities."

JUNIOR SUBORDINATED DEBENTURES  . . . . . .     The Trust Issuer will invest the proceeds from the issuance of the Trust
                                                Securities in an equivalent amount of the Junior Subordinated
                                                Debentures.  The Junior Subordinated Debentures will mature on June 30,
                                                2028. The Junior Subordinated Debentures will rank subordinate and junior in right of payment to all Senior Indebtedness

                                                of the Company. There is no limitation on the amount of Senior
                                                Indebtedness or other indebtedness which is pari passu with the Junior
                                                Subordinated Debentures, which the Company may issue.  At December 31,
                                                1997, the Company had no outstanding Senior Indebtedness. The Company may from time to time incur indebtedness constituting Senior
                                                Indebtedness.  In addition, because the Company is a holding company, the Company's obligations under the Junior Subordinated Debentures will effectively be subordinated to all existing and future liabilities and obligations of its subsidiaries, including the Bank.  See "Risk
                                                Factors-- Subordination of the Guarantee and the Junior Subordinated
                                                Debentures," "Risk Factors--Source of Payments to Holders of Preferred
                                                Securities" and "Description of the Junior Subordinated
                                                Debentures--Subordination."

GUARANTEE . . . . . . . . . . . . . . . . .     Payments of Distributions out of funds held by the Trust Issuer, and payments on liquidation of the Trust Issuer or the redemption of the
                                                Preferred Securities, are guaranteed by the Company to the extent the
                                                Trust Issuer has funds available therefor.  The obligations of the
                                                Company under the Junior Subordinated Debentures, the Indenture, the
                                                Trust Agreement and the Guarantee, in the aggregate, constitute a full and unconditional guarantee by the Company of the Trust Issuer's obligations under the Preferred Securities.  See "Description of the
                                                Guarantee" and "Relationship Among the Preferred Securities, Junior
                                                Subordinated Debentures and Guarantee."  The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Indebtedness of the Company.  See "Risk
                                                Factors--Subordination of the Guarantee and the Junior Subordinated
                                                Debentures" and "Description of the Guarantee."

RIGHT TO DEFER INTEREST PAYMENTS  . . . . .     So long as no Debenture Event of Default (as defined in "Description of the Junior Subordinated Debentures--Debenture Event of Default") has
                                                occurred and is continuing, the Company has the right under the
                                                Indenture to defer the payment of interest on the Junior Subordinated
                                                Debentures at any time or from time to time for a period not exceeding
                                                20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the
                                                Junior Subordinated Debentures.  At the end of an Extension Period, the
                                                Company must pay all interest then accrued and unpaid (together with interest thereon at the annual rate of ____%, compounded quarterly, to the extent permitted by applicable law).  During an Extension Period, interest will continue to accrue and holders of the Junior Subordinated
                                                Debentures (or holders of the Preferred Securities, while outstanding)
                                                will be required to accrue interest income for United States federal income tax purposes in advance of receipt of payment of such deferred interest.  See "Certain Federal Income Tax Consequences--Interest Income
                                                and Original Issue Discount."

                                                During any Extension Period, the Company may not, and may not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than
                                                (a) the reclassification of any class of the

                                                Company's capital stock into another class of capital stock, (b)
                                                dividends or distributions payable in common stock of the Company, (c)
                                                any declaration of a dividend in connection with the implementation of a shareholder rights plan, the issuance of stock under any such plan in the future or the redemption or repurchase of any rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of the
                                                Company's benefit plans for its or its subsidiaries' directors, officers or employees),  (ii) make any payment of principal of, or premium, if any, or interest on, or repay, repurchase or redeem, any debt securities of the Company that rank pari passu with or junior in right of payment to the Junior Subordinated Debentures, (iii) make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in right of payment to the Junior Subordinated Debentures other than payments pursuant to the Guarantee, or (iv) redeem, purchase or acquire less than all of the outstanding Junior Subordinated Debentures or any of the Preferred Securities.  There is no limitation on the number of times that the Company may elect to begin an Extension Period.
                                                See "Description of the Junior Subordinated Debentures--Right to Defer
                                                Interest Payment Obligation" and "Certain Federal Income Tax
                                                Consequences--Interest Income and Original Issue Discount."

                                                The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the
                                                Junior Subordinated Debentures.  However, if the Company elects to exercise such right in the future, the market price of the Preferred
                                                Securities will likely be adversely affected.  As a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other similar securities that do not provide for such optional deferrals.

REDEMPTION  . . . . . . . . . . . . . . . .     The Junior Subordinated Debentures are subject to redemption prior to their Stated Maturity at the option of the Company (i) on or after June
                                                30, 2003, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein), in each case at a redemption price equal to 100% of the principal amount of the Junior
                                                Subordinated Debentures so redeemed, together with any accrued and unpaid interest to the date fixed for redemption.

                                                If the Junior Subordinated Debentures are redeemed prior to their Stated
                                                Maturity, the Trust Issuer must apply the proceeds of such redemption to redeem a Like Amount (as defined herein) of the Preferred Securities and the Common Securities.  The Preferred Securities will be redeemed upon repayment of the Junior Subordinated Debentures at their Stated
                                                Maturity.  See "Description of the Preferred Securities--Redemption."

DISTRIBUTION OF THE JUNIOR
  SUBORDINATED DEBENTURES UPON
  DISSOLUTION OF THE TRUST ISSUER . . . . .     The Company will have the right at any time to dissolve the Trust Issuer and, after satisfaction of creditors of the Trust Issuer, if any, as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and the Common
                                                Securities in exchange therefor upon liquidation of the Trust Issuer.
                                                The ability of the Company to do so may be subject to the Company's prior receipt of regulatory approval.  See "Description of the Preferred
                                                Securities-- Liquidation Distribution upon Dissolution."

VOTING RIGHTS . . . . . . . . . . . . . . .     Except in limited circumstances, the holders of the Preferred Securities will have no voting rights.  See "Description of the Preferred
                                                Securities--Voting Rights; Amendment of Trust Agreement."

USE OF PROCEEDS . . . . . . . . . . . . . .     All of the proceeds from the sale of the Preferred  Securities will be used by the Trust Issuer to purchase Junior Subordinated Debentures.
                                                The Company intends to use the net proceeds from the sale of the Junior
                                                Subordinated Debentures for general corporate purposes, including, but not limited to, capital contributions to the Bank to support growth and for working capital, the possible repurchase of shares of the Company's common stock, subject to acceptable market conditions, and acquisitions by either the Company or the Bank (although there presently exist no agreements or understandings with respect to any such acquisition).

RISK FACTORS  . . . . . . . . . . . . . . .     An investment in the Preferred Securities involves substantial risks that should be considered by prospective purchasers.  In addition, because holders of the Preferred Securities may receive Junior
                                                Subordinated Debentures on termination of the Trust Issuer, and because payments on the Junior Subordinated Debentures are the sole source of funds for Distributions on and redemptions of the Preferred Securities, prospective purchasers of the Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all of the information regarding the Junior
                                                Subordinated Debentures contained herein.  See "Risk Factors" and
                                                "Description of the Junior Subordinated Debentures."

LISTING . . . . . . . . . . . . . . . . . .     The Company has applied to list the Preferred Securities on the Nasdaq
                                                National Market under the symbol "SBSIP."

ERISA CONSIDERATIONS  . . . . . . . . . . .     For a discussion of certain restrictions on purchases of the Preferred
                                                Securities by employee benefit plans, see "ERISA Considerations."

           SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

         The Summary Consolidated Financial Data presented below have been derived from the audited Consolidated Financial Statements of the Company and are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and notes thereto, included elsewhere herein.

                                                                  At December 31,
                                            ------------------------------------------------------------
                                              1997         1996         1995         1994         1993
                                            --------     --------     --------     --------     --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED FINANCIAL CONDITION DATA:
Total assets ..........................     $571,145     $482,694     $448,673     $426,221     $404,216
Loans, net of reserve for loan loss ...      292,665      254,918      225,461      197,853      180,763
Mortgage-backed and related securities       141,413      114,356       99,407       88,080      116,451
Investment securities .................       71,835       57,825       76,919       82,720       69,220
Deposits ..............................      462,674      425,950      388,308      385,102      352,355
Long-term obligations .................       28,547        9,096       13,686        7,997        8,850
Shareholders' equity ..................       40,031       36,604       33,352       27,524       27,241
Book value per common share ...........        11.84        10.71         9.77         8.05         7.97

                                                                     YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------------------------
                                                    1997         1996         1995          1994         1993
                                                  --------     --------     --------      --------     --------
SELECTED OPERATING DATA:
Total interest income .......................     $ 35,167     $ 31,772     $ 29,590      $ 26,172     $ 24,097
Total interest expense ......................       16,205       14,397       12,837        10,544        9,364
                                                  --------     --------     --------      --------     --------
Net interest income .........................       18,962       17,375       16,753        15,628       14,733
Provision for loan losses ...................        1,005          500         (300)          250          600
                                                  --------     --------     --------      --------     --------
Net interest income after provision for loan
  losses ....................................       17,957       16,875       17,053        15,378       14,133
                                                  --------     --------     --------      --------     --------
Service charges .............................        4,001        2,821        2,752         2,650        2,715
Net gain on sales of securities .............          233          132          221            25          487
Other .......................................        1,432        1,180          901           921          991
                                                  --------     --------     --------      --------     --------
Total noninterest income ....................        5,666        4,133        3,874         3,596        4,193
                                                  --------     --------     --------      --------     --------
Total noninterest expenses ..................       16,928       15,366       14,682        14,253       12,955
                                                  --------     --------     --------      --------     --------
Income before taxes and cumulative effect of
  change in accounting principle ............        6,695        5,642        6,245         4,721        5,371
Income tax expense ..........................        1,689        1,437        1,713         1,202        1,442
Cumulative effect of change in accounting
  principle .................................                                                                86
                                                  --------     --------     --------      --------     --------
Net income ..................................     $  5,006     $  4,205     $  4,532      $  3,519     $  4,015
                                                  ========     ========     ========      ========     ========

Net income per common share (1):
Basic .......................................     $   1.47     $   1.23     $   1.33      $   1.03     $   1.18
                                                  ========     ========     ========      ========     ========
Diluted .....................................     $   1.43     $   1.21     $   1.31      $   1.02     $   1.17
                                                  ========     ========     ========      ========     ========

Cash dividends declared per common share ....     $    .40     $    .40     $    .35      $    .25     $    .25
                                                  ========     ========     ========      ========     ========

----------------------

 (1) Restated for adoption of SFAS 128, "Earnings Per Share," for the years ended December 31, 1993 through 1996.

 SELECTED FINANCIAL RATIOS:
 Return on average assets (ratio of net income
    to average total assets) ..................           .99%        .92%       1.07%        .86%       1.05%
 Return on average shareholders' equity (ratio
    of net income to average shareholders'
    equity) ...................................         13.20       12.20       15.01       12.96       16.28
 Net interest rate spread during the year .....          3.41        3.48        3.70        3.68        3.78
 Net interest margin (net interest and dividend
    income to average interest earning assets).          4.32        4.37        4.53        4.33        4.39
 Ratio of average interest earning assets to
   average interest bearing liabilities .......        125.81      125.99      124.87      123.12      122.69

                                                                        YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------------------------------
                                                          1997            1996          1995           1994             1993
                                                        ---------      ---------      ---------       ---------       ---------
SELECTED FINANCIAL RATIOS (CONT.)
Ratio of noninterest expense to average
   total assets ..............................             3.35%          3.37%          3.48%           3.48%           3.40%
Efficiency ratio (noninterest expense to net
   interest income and noninterest income) ...            69.39          71.88          71.95           74.24           70.26

Ratio of earnings to fixed charges:
   Excluding interest on deposits (1) ........             5.33           7.79          12.09           10.28           25.87
   Including interest on deposits (2) ........             1.41           1.39           1.49            1.45            1.57

ASSET QUALITY RATIOS:
Nonaccruing loans to total loans at end
   of year ...................................              .45%           .59%           .55%            .31%            .60%
Reserve for loan losses to nonaccruing
   loans at end of year ......................           250.74         211.94         264.09          500.32          258.96
Reserve for loan losses to total loans at
   end of year ...............................             1.14           1.26           1.45            1.56            1.55
Nonperforming assets to total assets at end
   of year ...................................              .54            .61            .61             .67            1.31
Ratio of net charge-offs during the year to
   average loans outstanding during the year .              .32            .23           (.23)           (.02)            .27

CAPITAL RATIOS:
Shareholders' equity to total assets at end
   of year ...................................             7.01%          7.58%          7.43%           6.46%           6.74%
Average shareholders' equity to average
   total assets ..............................             7.50           7.55           7.16            6.63            6.48
Total risk-based capital ratio ...............            12.89          13.74          13.79           13.47           13.35
Tier 1 risk-based capital ratio ..............            11.86          12.59          12.54           12.22           12.10
Tier 1 leverage capital ratio ................             7.25           7.63           7.52            7.02            6.85

OTHER DATA:
Number of Bank branch offices at end of year .             8              8              5               5               5
Number of deposit accounts at end of year ....        39,221         35,997         34,542          33,785          33,036

----------------------

(1) The ratio of earnings to fixed charges excluding interest on deposits is calculated by dividing income before taxes and cumulative effect of change in accounting principle plus interest on borrowings plus 33% of rental expense.

(2) The ratio of earnings to fixed charges including interest on deposits is calculated by dividing income before taxes and cumulative effect of change in accounting principle plus total interest expense plus 33% of rental expense.

                         SUMMARY OF RECENT DEVELOPMENTS

      The following tables present selected financial and other data of the Company at the dates and for the periods indicated. The historical operations and balance sheet data at and for the three months ended March 31, 1998 and 1997 have been derived from unaudited consolidated financial statements and include all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the Company's results of operations for these periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for any other interim period or the entire year ending December 31, 1998. The selected consolidated financial and other data should be read in conjunction with, and are qualified in their entirety by reference to, the information in the Consolidated Financial Statements and notes thereto, included elsewhere herein.

                                                                               AT              AT
                                                                             MARCH 31,     DECEMBER 31,
                                                                               1998           1997
                                                                            -----------   ------------
                                                                               (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL DATA:
Total assets ............................................................     $582,049     $571,145
Loans, net of reserve for loan loss .....................................      293,159      292,665
Mortgage-backed and related securities ..................................      151,015      141,413
Investment securities ...................................................       72,772       71,835
Deposits ................................................................      463,695      462,674
FHLB advances ...........................................................       63,205       57,547
Shareholders' equity ....................................................       41,226       40,031
Nonperforming assets ....................................................        2,372        3,091

                                                                               AT OR FOR THE
                                                                             THREE MONTHS ENDED
                                                                                  MARCH 31,
                                                                            --------------------
                                                                              1998         1997
                                                                            ---------   --------
                                                                            (DOLLARS IN THOUSANDS)
SELECTED OPERATING DATA:
Total interest income ...................................................     $9,553     $8,267
Total interest expense ..................................................      4,704      3,731
                                                                              ------     ------
Net interest income .....................................................      4,849      4,536
Provision for loan losses ...............................................        300        175
                                                                              ------     ------
Net interest income after provision for loan losses .....................      4,549      4,361
                                                                              ------     ------
Total noninterest income ................................................      1,643      1,191
Total noninterest expenses ..............................................      4,631      4,077
                                                                              ------     ------
Income before taxes .....................................................      1,561      1,475
Income tax expense ......................................................        375        371
                                                                              ------     ------
Net income ..............................................................     $1,186     $1,104
                                                                              ======     ======

PER COMMON SHARE:
Basic earnings ..........................................................     $  .35     $  .32
Diluted earnings ........................................................     $  .34     $  .31
Cash dividend declared ..................................................     $  .10     $  .10
Book value ..............................................................     $12.24     $10.67

                                                                                   AT OR FOR THE
                                                                                 THREE MONTHS ENDED
                                                                                     MARCH 31,
                                                                                --------------------
                                                                                 1998         1997
                                                                                -------      -------
SELECTED FINANCIAL RATIOS(1):
Return on average assets ...............................................            .84%         .94%
Return on average shareholders' equity .................................          11.67        12.14
Net interest rate spread during the quarter ............................           3.03         3.52
Net interest margin ....................................................           3.97         4.41
Ratio of average interest earning assets to average interest bearing
   liabilities .........................................................         125.81       125.84
Ratio of noninterest expense to average total assets ...................           3.30         3.45
Efficiency ratio .......................................................          72.29%       72.61%

ASSET QUALITY RATIOS:
Nonaccruing loans to total loans at end of quarter .....................            .19%         .53%
Reserve for loan losses to nonaccruing loans at end of quarter .........         598.24       236.91
Reserve for loan losses to total loans at end of quarter ...............           1.15         1.26
Nonperforming assets to total assets at end of quarter .................            .41          .56
Ratio of net charge-offs during the quarter to average loans outstanding
   during the quarter ..................................................            .09%         .04%

CAPITAL RATIOS:
Shareholders' equity to total assets at end of quarter .................           7.08%        7.34%
Average shareholders' equity to average total assets ...................           7.24         7.70
Total risk-based capital ratio .........................................          12.87        13.74
Tier 1 risk-based capital ratio ........................................          11.84        12.59
Tier 1 leverage capital ratio ..........................................           6.92%        7.56%

-------------------------

(1)   Ratios are annualized where appropriate.

      The Company reported net income for the quarter ended March 31, 1998 of $1.2 million as compared to $1.1 million for the same quarter in 1997. The increase in net income was primarily attributable to an increase in net interest income before provision for loan losses of $.3 million or 6.9% and an increase in noninterest income of $452,000 or 38.0%. The increase in net interest income was primarily due to the increase in average earning assets during the quarter. The increase in noninterest income was primarily a result of the introduction of a new overdraft privilege program in mid-1997, increased numbers of deposit accounts and increased deposit activity. These increases were partially offset by an increase in the provision for loan losses of $125,000 or 71.4%, as well as an increase in noninterest expense of $554,000 or 13.6%.

      Basic and diluted earnings per share were $.35 and $.34, respectively, for the quarter ended March 31, 1998, compared to $.32 and $.31 per share, respectively, for the same quarter of 1997.

      At March 31, 1998, the Company's assets totaled $582.0 million compared to $571.1 million at December 31, 1997, an increase of $10.9 million or 1.9%. The Company's net loans increased $.5 million or .2% from $292.7 million at December 31, 1997 to $293.2 million at March 31, 1998. Investments and mortgage-backed securities increased $10.5 million or 4.9% from $213.2 million at December 31, 1997 to $223.8 million at March 31, 1998. Deposits and advances from the Federal Home Loan Bank of Dallas increased from $462.7 million and $57.5 million, respectively, at December 31, 1997 to $463.7 million and $63.2 million, respectively, at March 31, 1998. Shareholders' equity totaled $41.2 million or 7.1% of assets at March 31, 1998 as compared to $40.0 million or 7.0% of assets at December 31, 1997, an increase of $1.2 million or 3.0%. The decrease in the capital ratios from the quarter ended March 31, 1997, compared to the quarter ended March 31, 1998, was a result of additional balance sheet leverage during the quarter ended March 31, 1998, which has positively impacted net interest income.

                                  RISK FACTORS

         An investment in the Preferred Securities involves a high degree of risk. Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following factors in evaluating this offering and the Company, its business and the Trust Issuer before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this Prospectus, or in the documents incorporated by reference herein, the words "anticipate," "believe," "estimate," "intend," "expect" and similar expressions identify certain of such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company and the Trust Issuer. It should be recognized that other risks, including general economic factors and expansion strategies, may be significant, presently or in the future, and the risks set forth below may affect the Company and the Trust Issuer to a greater extent than indicated.

                     RISK FACTORS RELATING TO THE OFFERING

SUBORDINATION OF THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES

         The obligations of the Company under the Guarantee and under the Junior Subordinated Debentures will be unsecured and will rank subordinate and junior in right of payment to all Senior Indebtedness of the Company. Holders of the Junior Subordinated Debentures will be able to look only to the assets of the Company (excluding the assets of the Bank and its other subsidiaries) for payments on the Junior Subordinated Debentures. Although at December 31, 1997, the Company had no outstanding Senior Indebtedness, the Company may, from time to time, incur Senior Indebtedness, and there is no limitation on the amount of Senior Indebtedness, or subordinated debt which is pari passu with the Junior Subordinated Debentures, which the Company may issue. At the current time, only the capital stock of the Company is junior in right of payment to the Junior Subordinated Debentures.

         Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary, including the Bank, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of that subsidiary (including depositors of the Bank), except to the extent that the Company may itself be recognized as a creditor of that subsidiary. If the Company is a creditor of a subsidiary, the claims of the Company would be subject to any prior security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that of the Company. Accordingly, the Junior Subordinated Debentures and the Guarantee will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank. At December 31, 1997 the Bank had liabilities of approximately $531.1 million (including approximately $462.7 million in deposits). See "Description of the Guarantee--Status of the Guarantee" and "Description of the Junior Subordinated Debentures--Subordination."

SOURCE OF PAYMENTS TO HOLDERS OF PREFERRED SECURITIES

         As a bank holding company, the Company conducts its operations principally through the Bank and its other subsidiaries and affiliates and, therefore, its principal source of cash is the receipt of dividends from the Bank. Since the Company is without significant assets other than the capital stock of the Bank, the ability of the Company to pay the principal of and interest on the Junior Subordinated Debentures to the Trust Issuer (and consequently, the Trust Issuer's ability to pay the Liquidation Amount of and Distributions on the Preferred Securities and the Company's ability to pay its obligations under the Guarantee) will be dependent on the ability of the Bank to pay dividends to the Company in amounts sufficient to service the Company's obligations. There is no restriction on the ability of the Bank to issue additional capital stock or incur additional indebtedness. In addition, there are legal limitations on the source and amount of dividends that a bank such as the Bank is permitted to pay.

RIGHT TO DEFER INTEREST PAYMENT OBLIGATION; TAX CONSEQUENCES; MARKET PRICE CONSEQUENCES

         So long as no Debenture Event of Default has occurred and is continuing, the Company has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures, at any time or from time to time, for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by the Trust Issuer will also be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate and on the dates that interest accrues on the Junior Subordinated Debentures) during any such Extension Period. During any such Extension Period, the Company may not, and may not permit any of its subsidiaries to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of the Company's capital stock into another class of capital stock, (b) dividends or distributions in common stock of the Company, (c) any declaration of a dividend in connection with the implementation of a shareholders' rights plan, or the issuance of stock under any such plan in the future or the redemption or repurchase of any rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its or its subsidiaries' directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior to the Junior Subordinated Debentures, (iii) make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior to the Junior Subordinated Debentures other than payments pursuant to the Guarantee, or (iv) redeem, purchase or acquire less than all of the outstanding Junior Subordinated Debentures or any of the Preferred Securities. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid on the Junior Subordinated Debentures (together with interest thereon at the annual rate of ____%, compounded quarterly from the relevant payment date for such interest, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that the Company may elect to begin an Extension Period so long as no Debenture Event of Default has occurred and is continuing. See "Description of the Preferred Securities--Distributions" and "Description of the Junior Subordinated Debentures--Right to Defer Interest Payment Obligation."

         If an Extension Period occurs, a holder of the Preferred Securities will continue to accrue income (in the form of original issue discount) for United States federal income tax purposes in respect of its pro rata share of the interest accruing on the Junior Subordinated Debentures held by the Trust Issuer. As a result, a holder of the Preferred Securities will be required to include such income in gross income for United States federal income tax purposes in advance of the receipt of cash. In addition, a holder of Preferred Securities that disposes of its Preferred Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from the Trust Issuer for the period prior to such disposition) will nevertheless be required to include accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition as ordinary income and to add such amount to the adjusted tax basis of the Preferred Securities disposed of. Upon disposition of the Preferred Securities, such holder will recognize a capital loss to the extent the selling price (which might not fully reflect the value of accrued but unpaid interest) is less than its adjusted tax basis (which will include all accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount" and "--Sales or Redemption of the Preferred Securities."

         The Company has no current intention of exercising its right to defer payments of interest on the Junior Subordinated Debentures. However, if the Company elects to exercise such right in the future, the market price of the Preferred Securities will likely be adversely affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. In addition, as a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other similar securities that are not subject to such deferrals.

OPTIONAL REDEMPTION AFTER JUNE 30, 2003

         The Company has the right to redeem the Junior Subordinated Debentures prior to their Stated Maturity on or after June 30, 2003 in whole or in part from time to time. If the Junior Subordinated Debentures are redeemed prior to their Stated Maturity, the Trust Issuer must apply the proceeds of such redemption to redeem a Like Amount of the Preferred Securities and the Common Securities. The exercise of such right may be subject to the Company having received prior regulatory approval. See "Description of the Junior Subordinated Debentures--General."

REDEMPTION DUE TO TAX EVENT, INVESTMENT COMPANY EVENT OR CAPITAL TREATMENT
EVENT

         The Company has the right, but not the obligation, to redeem the Junior Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (whether occurring before or after June 30, 2003) and, therefore, cause a mandatory redemption of the Preferred Securities. The exercise of such right may be subject to the Company having received prior regulatory approval. See "Description of the Junior Subordinated Debentures--Redemption or Exchange."

         A "Tax Event" means the receipt by the Trust Issuer of an Opinion of Counsel (as defined below) to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures,
(ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes or (iii) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. The Trust Issuer or the Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

         Certain legislative proposals made in 1996 and 1997, if enacted, would have adversely affected the ability of the Company to deduct interest paid on the Junior Subordinated Debentures. While these proposals were not enacted into legislation, there can be no assurance that legislation enacted after the date hereof will not adversely affect the ability of the Company to deduct the interest payable on the Junior Subordinated Debentures. Recently, the Internal Revenue Service ("IRS") asserted that the interest payable on a security with terms that are similar to the terms of the Junior Subordinated Debentures (but with a longer maturity than the Junior Subordinated Debentures was not deductible for United States federal income tax purposes. The taxpayer in that case has filed a petition in the United States Tax Court challenging the IRS's position on this matter. If this matter is in fact litigated and the Tax Court were to sustain the IRS's position on this matter, such judicial decision could constitute a Tax Event which could result in an early mandatory redemption of the Preferred Securities. Consequently, there can be no assurance that a Tax Event will not occur.

         "Investment Company Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust Issuer is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change occurs or becomes effective on or after the date of original issuance of the Preferred Securities.

         "Capital Treatment Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that as a result of any amendment to, or change (including any proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which proposed change, pronouncement, action or decision is announced on or after the date of original issuance of the Preferred Securities, there is more than an insubstantial risk that the Preferred Securities will not constitute Tier 1 Capital (or the then equivalent thereof) applied as if the Company (or its successor) were a bank holding company for purposes of applicable capital adequacy guidelines of the FRB (or any successor regulatory authority with jurisdiction over bank holding companies), or any capital adequacy guidelines as then in effect and applicable to the Company.

         "Opinion of Counsel" means an opinion in writing of independent legal counsel experienced in such matters as are being opined upon.

EXCHANGE OF PREFERRED SECURITIES FOR JUNIOR SUBORDINATED DEBENTURES; REDEMPTION AND TAX CONSEQUENCES

         The Company will have the right at any time to dissolve the Trust Issuer and, after the satisfaction of liabilities to creditors of the Trust Issuer as required by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities in exchange therefor in liquidation of the Trust Issuer. The exercise of such right may be subject to prior regulatory approval. The Company will also have the right, in certain circumstances, to redeem the Junior Subordinated Debentures in whole or in part, in lieu of a distribution of the Junior Subordinated Debentures by the Trust Issuer, in which event the Trust Issuer will redeem the Preferred Securities to the same extent as the Junior Subordinated Debentures are redeemed by the Company. Any such distribution or redemption prior to the Stated Maturity will be subject to prior regulatory approval if then required under applicable capital guidelines or regulatory policies. See "Description of the Preferred Securities--Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders" and "Description of the Junior Subordinated Debentures--Redemption or Exchange."

         Under current United States federal income tax law, a distribution of Junior Subordinated Debentures upon the dissolution of the Trust Issuer would not be a taxable event to holders of the Preferred Securities. If, however, the Trust Issuer were characterized as an association taxable as a corporation at the time of the dissolution of the Trust Issuer, the distribution of the Junior Subordinated Debentures would constitute a taxable event to holders of Preferred Securities. Moreover, any redemption of the Preferred Securities for cash would be a taxable event to such holders. See "Certain Federal Income Tax Consequences--Distribution of the Junior Subordinated Debentures to Holders of the Preferred Securities" and "--Sales or Redemption of the Preferred Securities."

         There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities upon a dissolution or liquidation of the Trust Issuer. The Preferred Securities or the Junior Subordinated Debentures may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

         Because holders of Preferred Securities may receive Junior Subordinated Debentures as a result of the liquidation of the Trust, and because payments on the Junior Subordinated Debentures are the sole source of funds for Distributions and redemptions of the Preferred Securities, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein. If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of the Trust Issuer, the Company will use its reasonable efforts to list the Junior Subordinated Debentures on the Nasdaq National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. See "Description of the Junior Subordinated Debentures."

RIGHTS UNDER THE GUARANTEE

         The Guarantee guarantees to the holders of the Preferred Securities the following payments, to the extent not paid by the Trust Issuer: (i) any accumulated and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust Issuer has funds on hand available therefor at such time, (ii) the redemption price with respect to any Preferred Securities called for redemption, to the extent that the Trust Issuer has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of the Trust Issuer (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities in exchange therefor), the lesser of (a) the aggregate of the Liquidation Amount (as defined herein) and all accumulated and unpaid Distributions to the date of payment, to the extent that the Trust Issuer has funds on hand available therefor at such time, and (b) the amount of assets of the Trust Issuer remaining available for distribution to holders of the Preferred Securities after payment of creditors of the Trust Issuer as required by applicable law.

         If the Company were to default on its obligation to pay amounts payable under the Junior Subordinated Debentures, the Trust Issuer would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of the Preferred Securities would not be able to rely upon the Guarantee for payment of such amounts. Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust Issuer, the Guarantee Trustee or any other person or entity. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. In the event a Debenture Event of Default shall have occurred and be continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Junior Subordinated Debentures on the applicable payment date, a holder of the Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by the Company of its right, as described herein, to defer the payment of interest on the Junior Subordinated Debentures does not constitute a Debenture Event of Default. In connection with any Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of the Preferred Securities in the Direct Action. Except as described herein, holders of the Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures.
See "Description of the Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of the Preferred Securities," "Description of the Junior Subordinated Debentures--Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of the Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

LIMITED COVENANTS

         The covenants in the Indenture are limited and there are no covenants in the Trust Agreement. As a result, neither the Indenture nor the Trust Agreement protects holders of Junior Subordinated Debentures or Preferred Securities, respectively, in the event of a material adverse change in the Company's financial condition or results of operations or limits the ability of the Company or any subsidiary to incur or assume additional indebtedness or other obligations. Additionally, neither the Indenture nor the Trust Agreement contains any financial ratios or specified levels of liquidity to which the Company must adhere. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether the Company will be able to or will comply with its obligations under the Junior Subordinated Debentures or the Guarantee.

LIMITED VOTING RIGHTS

         Holders of the Preferred Securities will generally have limited voting rights relating only to the modification of the Preferred Securities and the exercise of the Trust Issuer's rights as holder of the Junior Subordinated Debentures and the Guarantee. Holders of the Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee, the Delaware Trustee or the Administrative Trustees, as such voting rights are vested exclusively in the Company as the holder of the Common Securities (except, with respect to the Property Trustee and the Delaware Trustee, upon the occurrence of certain events described herein). The Property Trustee, the Administrative Trustees and the Company may amend the Trust Agreement without the consent of holders of the Preferred Securities to ensure that the Trust Issuer will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities--Voting Rights; Amendment of the Trust Agreement" and "--Removal of the Trust Issuer Trustees."

ABSENCE OF PRIOR PUBLIC MARKET FOR THE PREFERRED SECURITIES; TRADING PRICE AND TAX CONSIDERATIONS

         The Preferred Securities are a new issue of securities with no established trading market. The Company has applied to list the Preferred Securities on the Nasdaq National Market under the symbol "SBSIP." However, the Preferred Securities must have three market makers to qualify for an initial listing on the Nasdaq National Market and two market makers to qualify for continued listing. The Company and the Trust Issuer have been advised by the Underwriter that it intends to make a market in the Preferred Securities. However, the Underwriter is not obligated to do so and such market making may be interrupted or discontinued at any time without notice at the sole discretion of the Underwriter. Furthermore, the Company and the Trust Issuer have not been advised by any firm other than the Underwriter that it intends to make a market in the Preferred Securities, and even if they are so advised, any such firm will not be obligated to make a market in the Preferred Securities and may interrupt or discontinue its market making in the Preferred Securities at any time without notice at its sole discretion. Therefore, there is no assurance that an active trading market will develop for the Preferred Securities or, if such market develops, that it will be maintained or that the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. If an active market for the Preferred Securities fails to develop or be sustained, the trading price of the Preferred Securities could be adversely affected. The public offering price for the Preferred Securities has been determined through negotiations between the Company and the Underwriter. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of the Company and general industry and economic conditions.

         Further, should the Company exercise its option to defer any payment of interest on the Junior Subordinated Debentures, the Preferred Securities would be likely to trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. In the event of such a deferral, a holder of Preferred Securities that disposes of its Preferred Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from the Trust Issuer for the period prior to such disposition) will nevertheless be required to include accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition as ordinary income and to add such amount to the adjusted tax basis of the Preferred Securities disposed of. Upon disposition of the Preferred Securities, such holder will recognize a capital loss to the extent the selling price (which might not fully reflect the value of accrued but unpaid interest) is less than its adjusted tax basis (which will include all accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Sales or Redemption of the Preferred Securities."

               RISK FACTORS RELATING TO THE COMPANY AND THE BANK

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

         The Bank's profitability is dependent to a large extent on its net interest income, which is the difference between its income on interest-earning assets and its expense on interest-bearing liabilities. The Bank, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises in part from mismatches (i.e., the interest rate sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets than liabilities repricing or maturing over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities than assets repricing or maturing over a given time frame is
considered liability-sensitive and is reflected as a negative gap.   A
liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and reduce earnings in a rising interest rate environment, while an asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will reduce earnings in a falling interest rate environment. Fluctuations in interest rates are not predictable or controllable and, therefore, there can be no assurances of the Company's ability to continue to achieve positive net interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Interest Rate Sensitivity."

RESERVE FOR LOAN LOSSES

         Industry experience indicates that a portion of the Bank's loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized by the Bank, losses may be experienced as a result of various factors beyond the Bank's control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. The Bank's determination of the adequacy of its reserve for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which would have loan loss potential, delinquency trends, estimated fair value of the underlying collateral, current economic conditions, the views of the Bank's regulators (who have the authority to require additional reserves), and geographic and industry loan concentration. There can be no assurance that the reserve for loan losses will be adequate to cover loan losses or that the Bank will not experience significant losses in its loan portfolios which may require significant increases to the reserve for loan losses in the future. See "Business--Loan Loss Experience and Reserve for Loan Losses."

REGULATORY OVERSIGHT

         The Bank is subject to extensive regulation, supervision and examination by the TDB as its chartering authority and by the FDIC as its primary federal regulator and the insurer of certain of its deposits. The Bank is a member of the Federal Home Loan Bank ("FHLB") of Dallas and is subject to certain limited regulation by the FRB. As the holding company of the Bank, the Company is also subject to regulation and oversight by the FRB. Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities and regulations have been implemented which have increased capital requirements, increased insurance premiums and resulted in increased administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material adverse impact on the Company and the Bank and their operations. Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of the Company, the Bank and the Bank's competitors, which in turn could have a material adverse effect on the Bank and its operations. See "Regulation and Supervision."

COMPETITION

         The banking business in the Bank's trade area, which includes Smith County and surrounding areas in East Texas, has become increasingly competitive over the past several years, and the level of competition facing the Company and the Bank may increase further. The Company and the Bank experience competition in both lending and attracting funds. Competitors include other banks and nonbank financial institutions located in their market area. Nonbank competitors with respect to deposits and deposit-type accounts include savings associations, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. With respect to loans, the Bank encounters competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

         Recent legislation, court decisions and administrative actions have expanded the areas of business activities in which bank and nonbank financial institutions may engage. To the extent that such activities are engaged in by others, the level of competition for the Company and the Bank is expected to increase. Some competitors are not subject to the same degree of regulation and supervision as the Company and the Bank.

         Some of the banks and other financial institutions with which the Company and the Bank compete have capital resources and legal loan limits substantially in excess of those available to the Company and Bank. Such institutions can perform certain functions for their customers which the Company and Bank presently do not offer directly. Although the Company may offer these services through correspondent banks, the inability to provide such services directly may be a competitive disadvantage.

YEAR 2000 ("Y2K") COMPLIANCE

         The Company continues to address the Y2K issue as it effects all software, hardware and other systems associated with ensuring the Company is Y2K compliant. The Y2K issue could impact any computer or other date sensitive systems that store dates using a two-digit year format. These systems may recognize the year "00" as 1900, not 2000. This could produce miscalculations, generate erroneous data or even cause a system to fail. The Company presently believes that with modifications to existing software and conversion to new software, the Y2K issue will not pose significant operational problems for the Company's computer systems or business operations. However, if such modifications and conversions are not made, or are not completed timely, the Y2K issue could have a material adverse impact on the operations of the Company. In addition, there can be no assurance that unforeseen problems in the Company's computer systems, or the systems of third parties on which the Company's computers rely, will not have an adverse effect on the Company's systems or operations. Additionally, the failure of a commercial bank customer to prepare for Y2K compatibility could have a significant adverse effect on such customer's operations and profitability, in turn inhibiting its ability to repay loans in accordance with their terms. Until sufficient information is accumulated from customers of the Bank to enable the Company to assess the degree to which customers' operations are susceptible to potential problems relating to the Y2K issue, the Company will be unable to quantify the potential for losses from loans to its commercial customers arising from the Y2K issue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

GEOGRAPHIC CONCENTRATION

         The operations of the Company and the Bank are conducted primarily in Smith County and surrounding counties in East Texas. Moreover, the vast majority of the Bank's real estate loans are secured by properties located primarily in East Texas, and substantially all of the Bank's loans are made to borrowers who live in and conduct business in East Texas. A weakening of the East Texas real estate market or the local or national economy could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing the loans, which in turn could have a material adverse effect on the Bank and its results of operations.

GROWTH OF THE BANK

         The Bank has recently opened several branch facilities and expects to further expand its branch network by opening two additional branch facilities in a new market in 1998. See "Business--Business Strategy." There can be no assurance that the Bank will be able to adequately and profitably manage such growth or entrance into a new market. The costs incurred to start up the new branch facilities, as well as the additional costs associated with operating these facilities, will increase the Bank's noninterest expense and may decrease the Company's earnings in the short term, and may therefore adversely impact the Bank's ability to pay dividends to the Company, the Company's ability to pay interest on the Junior Subordinated Debentures and the Trust Issuer's ability to make Distributions on the Preferred Securities.

                                USE OF PROCEEDS

         All of the proceeds from the sale of the Preferred Securities will be invested by the Trust Issuer in Junior Subordinated Debentures. The net proceeds to the Company from the sale of the Junior Subordinated Debentures are estimated to be approximately $___ million ($____ million if the Underwriter's over-allotment option is exercised in full, after deduction of estimated expenses). The Company intends to use the net proceeds from the sale of the Junior Subordinated Debentures for general corporate purposes, including, but not limited to, capital contributions to the Bank to support growth and for working capital, the possible repurchase of shares of the Company's common stock, subject to acceptable market conditions, and acquisitions by either the Company or the Bank (although there presently exist no agreements or understandings with respect to any such acquisition).

         On October 21, 1996, the FRB approved the use of certain cumulative preferred stock instruments such as the Preferred Securities as Tier 1 capital for bank holding companies such as the Company. The Company has elected to issue the Preferred Securities in part because the Company expects a portion of the Preferred Securities to qualify as Tier 1 capital and the interest payable on the Junior Subordinated Debentures to be a tax deductible expense of the Company.

                      MARKET FOR THE PREFERRED SECURITIES

         The Preferred Securities are a new issue of securities with no established trading market. The Company has applied to list the Preferred Securities on the Nasdaq National Market under the symbol "SBSIP." However, the Preferred Securities must have three market makers to qualify for an initial listing on the Nasdaq National Market and two market makers to qualify for continued listing. The Company and the Trust Issuer have been advised by the Underwriter that it intends to make a market in the Preferred Securities. However, the Underwriter is not obligated to do so and such market making may be interrupted or discontinued at any time without notice at the sole discretion of the Underwriter. Furthermore, the Company and the Trust Issuer have not been advised by any firm other than the Underwriter that it intends to make a market in the Preferred Securities, and even if they are so advised, any such firm will not be obligated to make a market in the Preferred Securities and may interrupt or discontinue its market making in the Preferred Securities at any time without notice at its sole discretion. Accordingly, there is no assurance that an active and liquid trading market will develop or, if developed, that such a market will be sustained. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriter, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting" and "Risk Factors--Absence of Prior Public Market for the Preferred Securities; Trading Price and Tax Considerations."

                              ACCOUNTING TREATMENT

         For financial reporting purposes, the Trust Issuer will be treated as a subsidiary of the Company, and accordingly the Trust Issuer's financial statements will be included in the consolidated financial statements of the Company. For financial reporting purposes, the Company will record distributions payable on the Preferred Securities as an interest expense in the consolidated statements of income. In its future financial reports, the Company will: (i) present the Preferred Securities on the Company's statements of financial condition as a separate line item entitled "Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures;" (ii) include in a footnote to the financial statements disclosure that the sole assets of the Trust Issuer are the Junior Subordinated Debentures specifying the principal amount, interest rate and maturity date of Junior Subordinated Debentures held; and (iii) if Staff Accounting Bulletin No. 53 treatment is sought, include, in a footnote to the financial statements, disclosure that (a) the Trust Issuer is wholly owned, (b) the sole assets of the Trust Issuer are the Junior Subordinated Debentures, and (c) the obligations of the Company under the Junior Subordinated Debentures, the Indenture, the Trust Agreement and the Guarantee, in the aggregate, constitute a full and unconditional guarantee by the Company of the Trust Issuer's obligations under the Preferred Securities.

                                 CAPITALIZATION

         The following table sets forth the consolidated capitalization of the Company as of December 31, 1997, and as adjusted to give effect to the consummation of the offering of the Preferred Securities. The following data should be read in conjunction with the consolidated financial statements and notes thereto of the Company included elsewhere in this Prospectus.

                                                                                       DECEMBER 31, 1997
                                                                                    ------------------------
                                                                                                        AS
                                                                                       ACTUAL        ADJUSTED
                                                                                     ----------      --------
                                                                                         (IN THOUSANDS)
Deposits ........................................................................     $ 462,674      $ 462,674

Borrowings:
   FHLB Dallas advances .........................................................     $  57,547      $  57,547
   Federal funds purchased ......................................................         3,884          3,884
   Other obligations ............................................................         1,647          1,647
                                                                                      ---------      ---------
   Total deposits and borrowed funds ............................................       525,752        525,752
                                                                                      ---------      ---------
   Guaranteed Preferred Beneficial Interests in the Company's
      Junior Subordinated Debentures (1) ........................................     $      --      $  20,000
                                                                                      ---------      ---------

Shareholders' equity:
   Common stock, $2.50 par, 6,000,000 shares authorized,
      3,496,269 issued and 3,379,519 shares outstanding (excluding
      shares held in treasury of 116,750) .......................................     $   8,740      $   8,740
   Additional paid-in capital ...................................................        21,290         21,290
   Retained earnings, partially restricted ......................................        10,414         10,414
   Net unrealized gains on securities available for sale, net of tax ............         1,407          1,407
   Treasury stock, at cost ......................................................        (1,820)        (1,820)
                                                                                      ---------      ---------
      Total shareholders' equity ................................................     $  40,031      $  40,031
                                                                                      ---------      ---------

---------------------

(1) Preferred Securities of the Trust Issuer representing beneficial interests in $20,000,000 aggregate principal amount of the Junior Subordinated Debentures issued by the Company to the Trust Issuer. The Junior Subordinated Debentures will bear interest at the annual rate of ____% on the principal amount thereof, payable quarterly and will mature on June 30, 2028. The Company will own all of the Common Securities of the Trust Issuer.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis provides a comparison of the Company's financial condition as of December 31, 1997 and 1996 and results of operations for the years ended December 31, 1997, 1996 and 1995. This discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Prospectus. All share data has been adjusted to give retroactive recognition to stock dividends.

FINANCIAL CONDITION

         Total assets increased $88.5 million or 18.3% to $571.1 million at December 31, 1997 from $482.7 million at December 31, 1996. The increase was primarily attributable to a $37.8 million increase in net loans and a $42.1 million increase in the securities portfolio. At December 31, 1997, net loans were $292.7 million compared to $254.9 million at December 31, 1996. The securities portfolio totaled $216.5 million at December 31, 1997 compared to $174.4 million at December 31, 1996. The increase in loans and securities was funded primarily by retail deposit growth and FHLB Dallas advances.

         Nonperforming assets at December 31, 1997 totaled $3.1 million, representing .5% of total assets, compared to $2.9 million or .6% of total assets at December 31, 1996. Nonaccruing loans decreased to $1.3 million and the ratio of nonaccruing loans to total loans decreased to .5% at December 31, 1997 as compared to $1.5 million or .6% at December 31, 1996. Real estate owned increased to $364,000 at December 31, 1997 from $273,000 at December 31, 1996.

         Deposits increased $36.7 million to $462.7 million at December 31, 1997 from $426.0 million at December 31, 1996. FHLB Dallas advances were $57.6 million at December 31, 1997, a $48.5 million increase from $9.1 million at December 31, 1996. Other borrowings at December 31, 1997 and 1996 totaled $5.5 million and $6.8 million, respectively, and consisted of short-term and overnight borrowings.

         Shareholders' equity at December 31, 1997 totaled $40.0 million compared to $36.6 million at December 31, 1996. The increase primarily reflects the net income recorded for the year ended December 31, 1997, partially offset by the repurchase of 65,464 shares of the Company's outstanding Common Stock at an average price of $17.62 per share and the declaration of cash dividends.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

         OVERVIEW. During the year ended December 31, 1997, the Company's net income increased $.8 million or 19.0% to $5.0 million, from $4.2 million for the same period in 1996. The increase in net income was primarily attributable to an increase in net interest income and noninterest income which was partially offset by an increase in noninterest expense and provision for loan losses. The results of operations of the Company are primarily those of the Bank.

         NET INTEREST INCOME. Net interest income is the principal source of the Company's earnings stream and represents the difference or spread between interest and fee income generated from interest earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates as well as volume and mix changes in interest earning assets and interest bearing liabilities materially impact net interest income.

         Net interest income increased for the year ended December 31, 1997 $1.6 million or 9.1% compared to the same period in 1996. Interest income for the year ended December 31, 1997 increased $3.4 million or 10.7% to $35.2 million compared to the same period in 1996. The increased interest income in 1997 was attributable to the increase in average interest earning assets during the year. Average interest earning assets, totaling $461.5 million for the year ended December 31, 1997, increased $43.4 million or 10.4% over the same period in 1996, primarily as a result of increases in average loans. During the year ended December 31, 1997 the mix of the Company's interest earning assets reflected an increase in loans compared to the prior year end as loans averaged 59.5% of total average interest earning assets compared to 58.3% during 1996. Securities averaged 39.9% of the total and other interest earning asset categories averaged .6% for the year ended December 31, 1997. During 1996 the comparable mix was 40.7% in securities and 1.0% in the other interest earning asset categories. The average yield on the average interest earning assets increased one basis point during the year ended December 31, 1997 as compared to 1996. The increase in interest income on loans of $2.5 million or 11.9% was the result of the increase in average loans during 1997. Interest income on securities increased $.9 million in 1997 or 8.9% compared to 1996 primarily due to the increase in the average securities during 1997.

      The increase in interest expense for the year ended December 31, 1997 of $1.8 million or 12.6% was attributable to an increase in average interest bearing liabilities of $35.0 million or 10.5% along with the increase in the average rate paid on interest bearing liabilities of eight basis points. Average time deposits increased $16.7 million or 8.8% while the average rate paid increased two basis points along with an increase in average interest bearing demand deposits of $5.5 million or 5.0% and an increase in average savings deposits of $1.1 million or 7.1%. Average noninterest bearing demand deposits increased during 1997 $8.6 million or 10.1%. The latter three categories, which are considered the lowest cost deposits, comprised 52.4% of total average deposits during the year ended December 31, 1997 compared to 52.8% during 1996 and 54.3% during 1995. The increase in average total deposits is reflective of overall bank growth and branch expansion and was the primary source of funding the increase in average loans. Average long-term and short-term interest bearing liabilities other than deposits increased $11.7 million or 79.6% which contributed to the higher interest expense in 1997.

      The following table sets forth the Company's deposit averages by category for the years ended December 31, 1997, 1996 and 1995:

                                                                  COMPOSITION OF DEPOSITS
                                                                   YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------------------------------
                                                 1997                        1996                      1995
                                        ---------------------       --------------------       -------------------
                                          AVG.           AVG.         AVG.          AVG.         AVG.          AVG.
                                        BALANCE          RATE       BALANCE         RATE       BALANCE        RATE
                                        -------          ----       -------         ----       -------        ----
                                                                   (DOLLARS IN THOUSANDS)
Noninterest Bearing Demand Deposits...  $ 94,102          N/A      $ 85,453          N/A      $ 78,338          N/A
Interest Bearing Demand Deposits .....   117,496         2.78%      111,950         2.76%      111,063         2.78%
Savings Deposits .....................    16,173         2.76        15,105         2.76        14,931         2.76
Time Deposits ........................   206,776         5.32       190,094         5.30       172,228         5.11
                                        --------                   --------                   --------

     Total Deposits ..................  $434,547         3.39%     $402,602         3.38%     $376,560         3.26%
                                        ========                   ========                   ========

      PROVISION FOR LOAN LOSSES. The provision for loan losses for the year ended December 31, 1997 was $1.0 million compared to $.5 million for the year ended December 31, 1996. For the year ended December 31, 1997, the Bank had net charge-offs of loans of $.9 million, an increase of 55.6% compared to the same period in 1996. For the year ended 1996, net charge-offs on loans were $.6 million.

      The increase in net charge-offs during 1997 occurred primarily as a result of the increase in loans over the past four years which have grown $112 million, consumer bankruptcies which caused the charge-offs for loans to individuals to remain consistent with the prior year's increased level and three commercial loans which comprised the majority of the increase in charge-offs for commercial loans.

      As of December 31, 1997, the Company's review of the loan portfolio indicated that a loan loss reserve of $3.4 million was adequate.

      NONINTEREST INCOME. Noninterest income is an important source of earnings. The Company intends to maximize noninterest income in the future by looking for new fee income services to provide customers, by continuing to review service charge schedules and by competitively and profitably pricing those services. The following schedule lists the accounts from which noninterest income was derived, gives totals for these accounts for the year ended December 31, 1997 and the comparable year ended December 31, 1996 and indicates the percentage changes:

                                                           YEAR ENDED
                                                           DECEMBER 31,
                                                  ------------------------------
                                                                         PERCENT
                                                   1997       1996        CHANGE
                                                  ------     ------      -------
                                                     (DOLLARS IN THOUSANDS)
Deposit services ............................     $4,001     $2,821       41.8%
Gains on sales of securities ................        233        132       76.5
Other .......................................      1,432      1,180       21.4
                                                  ------     ------

Total noninterest income ....................     $5,666     $4,133       37.1%
                                                  ======     ======

      Noninterest income consists of revenues generated from a broad range of financial services and activities including fee based services. Total noninterest income for the year ended December 31, 1997 increased 37.1% or $1.5 million compared to 1996. Securities gains increased $.1 million or 76.5% from 1996. Of the $233,000 in net securities gains from the available for sale ("AFS") portfolio during 1997, there were $376,000 in realized gains and $143,000 in realized losses. The Company sold securities out of its AFS portfolio to accomplish Asset Liability Management Committee ("ALCO") and investment portfolio objectives aimed at maximizing the total return of the securities portfolio.
The increase in deposit services income of $1.2 million or 41.8% was a result of the introduction of a new overdraft privilege program, increased numbers of deposit accounts and increased deposit activity. Other noninterest income increased $.3 million or 21.4% primarily as a result of increases in trust income and mortgage servicing release fees.


      NONINTEREST EXPENSE. The following schedule lists the accounts which comprise noninterest expense, gives totals for these accounts for the year ended December 31, 1997 and the comparable year ended December 31, 1996 and indicates the percentage changes:


                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------  PERCENT
                                                         1997         1996        CHANGE
                                                        -------      -------    ---------
                                                                  (IN THOUSANDS)
Salaries and employee benefits ....................     $ 9,889     $ 9,382         5.4%
Net occupancy expense .............................       2,089       1,749        19.4
Equipment expense .................................         414         321        29.0
Advertising, travel and entertainment .............       1,006         956         5.2
Supplies ..........................................         440         436          .9
FDIC insurance ....................................          52           2      2500.0
Postage ...........................................         331         301        10.0
Other .............................................       2,707       2,219        22.0
                                                        -------     -------

Total noninterest expense .........................     $16,928     $15,366        10.2%
                                                        =======     =======


      Noninterest expense for the year ended December 31, 1997 increased $1.6 million or 10.2% when compared to the year ended December 31, 1996. Salaries and employee benefits increased $.5 million or 5.4% due to several factors. Higher direct salary expense including payroll taxes of $.8 million was partially offset by lower retirement expense. The net increase is reflective of personnel additions to staff the three new branches opened in the second half of 1996, overall bank growth and pay increases. Health insurance expense increased $28,000 or 3.2% in 1997 compared to the same period in 1996. Retirement expense decreased $.3 million or 34.1% for the year ended December 31, 1997.


      Net occupancy expense increased $.3 million or 19.4% for the year ended December 31, 1997 compared to the same period in 1996, largely due to higher real estate taxes, depreciation expense and associated operating costs as a result of the three new branches opened in 1996 and the expansion of the Bank's headquarters completed during 1997.

      Equipment expense increased $.1 million or 29.0% for the year ended December 31, 1997 when compared to 1996 due to increased equipment usage at the three new branch locations opened in 1996 and increased equipment costs associated with equipment maintenance.

      Advertising expense increased $.1 million or 5.2% for the year ended December 31, 1997 compared to the same period in 1996. The increase occurred due to increases in direct advertising during 1997 as a result of the opening of the three new branches in 1996 and new products introduced in 1997. Donations also increased during the year ended December 31, 1997 and are included in this total.


      FDIC insurance expense increased $50,000 or 2,500% for the year ended December 31, 1997 compared to the year ended December 31, 1996. The Company anticipates the percentage of change will decrease in 1998. During the year ended December 31, 1996, the insurance expense was reduced to $500 per quarter as a result of the Bank Insurance Fund of the FDIC ("BIF") being fully funded. Congress passed legislation which increased FDIC insurance expense to $1.26 per hundred dollars of deposits in 1997 to pay for a portion of the recapitalization of the Savings Association Insurance Fund.


      Other expense increased $.5 million or 22.0% during the year ended December 31, 1997 compared to 1996. The increase was due primarily to increased professional fees paid during 1997 for additional internal auditing, data processing programming, compliance reviews, loan loss reviews and consulting fees paid in relation to the introduction of the overdraft privilege product.

      INCOME TAXES. Income tax expense was $1.7 million for the year ended December 31, 1997 and represented a $.3 million or 17.5% increase from the year ended December 31, 1996. The increased income tax expense was primarily a result of higher pre-tax income.

      Management believes that the Company will generate sufficient future taxable income to realize the entire deferred tax asset and that realization of net deferred tax asset is more likely than not.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

   OVERVIEW.

   During the year ended December 31, 1996, the Company's net income decreased $.3 million or 7.2% to $4.2 million, compared to $4.5 million for the same period in 1995. The decrease in net income was primarily attributable to an increase in the provision for loan losses, expenses associated with the opening of three new branches and a decrease in gains realized on the sale of securities, which were partially offset by an increase in net interest income and noninterest income.

      NET INTEREST INCOME. Net interest income increased for the year ended December 31, 1996 $.6 million or 3.7% compared to the same period in 1995. Interest income for the year ended December 31, 1996 increased $2.2 million or 7.4% to $31.8 million compared to the same period in 1995. The increased interest income in 1996 was attributable to the increase in average interest earning assets during the year. The average yield on average interest earning assets decreased 4 basis points during the year ended December 31, 1996 as compared to 1995. The increase in interest income on loans of $2.5 million or 13.0% was the result of the increase in average loans during 1996. Interest income on securities increased $.1 million in 1996 or 1.1% compared to 1995 primarily due to the increase in the average securities during 1996.

      The increase in interest expense for the year ended December 31, 1996 of $1.6 million or 12.2% was attributable to an increase in average interest bearing liabilities of $22.9 million or 7.4% along with the increase in the average rate paid on interest bearing liabilities of 18 basis points. Average time deposits increased $17.9 million or 10.4% while the average rate paid increased 19 basis points along with the increase in average interest bearing demand deposits of $.9 million. Average long-term interest bearing liabilities increased $3.1 million which contributed to the higher interest expense in 1996.

      PROVISION FOR LOAN LOSSES. The provision for loan losses for the years ended December 31, 1996 and 1995 was $500,000 and ($300,000), respectively. For the year ended December 31, 1996, the Bank had net charge-offs of loans of $568,000 an increase of 218.3% compared to December 31, 1995. For the year ended December 31, 1995, net recoveries on loans were $480,000. The increase in net charge-offs for 1996 occurred primarily as a result of significant recoveries realized during 1995. Also contributing to the increase was an increase in charged-off loans. In 1995, due to the significant recoveries realized, the Company recorded a negative provision for loan loss of $300,000. The $500,000 provision for loan loss in 1996 is reflective of increased charge-offs and smaller recoveries in 1996 compared to 1995 and an increase in the loan portfolio of $29.4 million.

      NONINTEREST INCOME. Total noninterest income for the year ended December 31, 1996 increased 6.7% or $.3 million compared to 1995. Securities gains decreased $.1 million or 40.3% from 1995. Of the $132,000 in net securities gains from the AFS portfolio in 1996, there were $199,000 in realized gains and $67,000 in realized losses. The Company sold securities out of its AFS portfolio to accomplish ALCO and investment portfolio objectives aimed at maximizing the total return of the securities portfolio. The increase in deposit services income of $69,000 or 2.5% was a result of increased deposit activity. Other noninterest income increased $279,000 or 31% primarily as a result of increases in trust income, credit life commissions and mortgage servicing release fees.

      NONINTEREST EXPENSE. Noninterest expense for the year ended December 31, 1996 increased $.7 million or 4.7% when compared to the year ended December 31, 1995. Salaries and employee benefits increased $.8 million or 9.8% due to several factors. Higher direct salary expense including payroll taxes represented $.7 million of the increase. The increase is reflective of personnel additions to staff the three new branches opened during 1996 along with overall bank growth, pay increases and an increased commitment to residential mortgage lending. Health insurance expense increased $.2 million or 27.2% in 1996 compared to the same period in 1995. Retirement expense decreased $10,000 or 1.2% for the year ended December 31, 1996.

      Net occupancy expense increased $.1 million or 6.9% for the year ended December 31, 1996 compared to the same period in 1995, largely due to higher real estate taxes, depreciation expense and associated operating costs as a result of three new branches opened in 1996 and the opening of the new motor bank facility at Gentry Parkway.

      Advertising expense increased $.1 million or 7.7% for the year ended December 31, 1996 compared to the same period in 1995. The increase occurred due to increases in direct advertising during 1996 as a result of the opening of three new branches in 1996 and the new motor bank facility. Donations also increased during the year ended December 31, 1996 and are included in this total.


      FDIC insurance decreased $.4 million or 99.5% for the year ended December 31, 1996 compared to the year ended December 31, 1995. During August 1995, the FDIC announced a decrease in the insurance premiums from $.23 per hundred dollars of deposits insured to $.04 per hundred dollars insured effective June 1, 1995. As a result, the Bank received a refund of $230,000 in September 1995 and the monthly expense for the remainder of the year decreased significantly. During the year ended December 31, 1996, the insurance expense was reduced to $500 per quarter as a result of BIF being fully funded.


      INCOME TAXES. Income tax expense was $1,437,000 for the year ended December 31, 1996 and represented a $276,000 or 16.1% decrease from the year ended December 31, 1995. The decreased income tax expense primarily is a result of lower pre-tax income and an increase in tax free income in 1996.

AVERAGE BALANCE SHEET

      The following table presents average balance sheet amounts and average yields for the years ended December 31, 1997, 1996 and 1995. Two major components affecting the Company's earnings are the interest earning assets and interest bearing liabilities. A summary of average interest earning assets and interest bearing liabilities is set forth below, together with the average yield on the interest earning assets and the average cost of the interest bearing liabilities.

                       AVERAGE BALANCES AND INTEREST RATES


                                                                 YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------------
                                                       1997                                  1996
                                     --------------------------------------   ----------------------------------
                                        AVG.                        AVG.          AVG.                   AVG.
                                      BALANCE       INTEREST        RATE        BALANCE    INTEREST      RATE
                                     ----------    ----------    ----------   ----------  ----------   ---------
                                                                 (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS:
Loans(1) ..........................  $  274,577    $   23,847          8.68%  $  243,925  $   21,314        8.74%
Investment Securities (Taxable) ...      20,242         1,238          6.12       24,398       1,476        6.05
Investment Securities
   (Tax-Exempt)(2) ................      39,819         3,049          7.66       37,721       2,805        7.44
Mortgage-backed Securities ........     121,546         7,729          6.36      105,923       6,756        6.38
Marketable Equity Securities ......       2,415           129          5.34        2,179         119        5.46
Interest Earning Deposits .........         602            34          5.65          381          21        5.51
Federal Funds Sold ................       2,285           129          5.65        3,547         188        5.30
                                     ----------    ----------                 ----------  ----------
Total Interest Earning Assets .....     461,486        36,155          7.83%     418,074      32,679        7.82%
                                                   ----------                             ----------

NONINTEREST EARNING ASSETS:
Cash and Due From Banks ...........      23,945                                   22,160
Bank Premises and Equipment .......      14,693                                   12,325
Other Assets ......................       8,950                                    7,257
Less:  Reserve for Loan Loss ......      (3,355)                                  (3,282)
                                     ----------                               ----------
Total Assets ......................  $  505,719                               $  456,534
                                     ==========                               ==========

INTEREST BEARING LIABILITIES:
 Savings Deposits .................  $   16,173           446          2.76%  $   15,105         417        2.76%
 Time Deposits ....................     206,776        11,000          5.32      190,094      10,083        5.30
 Interest Bearing
  Demand Deposits .................     117,496         3,265          2.78      111,950       3,093        2.76
 Short-term Interest
  Bearing Liabilities .............      14,222           773          5.44        2,671         132        4.94
 Long-term Interest Bearing
  Liabilities-FHLB Dallas .........      12,151           721          5.93       12,010         672        5.60
                                     ----------    ----------                 ----------  ----------
 Total Interest Bearing Liabilities     366,818        16,205          4.42%     331,830      14,397        4.34%
                                                   ----------                             ----------

NONINTEREST BEARING
LIABILITIES:
Demand Deposits ...................      94,102                                   85,453
Other Liabilities .................       6,873                                    4,788
                                     ----------                               ----------
Total Liabilities .................     467,793                                  422,071

SHAREHOLDERS' EQUITY ..............      37,926                                   34,463
                                     ----------                               ----------

TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY .............  $  505,719                               $  456,534
                                     ==========                               ==========

NET INTEREST INCOME ...............                $   19,950                             $   18,282
                                                   ==========                             ==========

NET YIELD ON AVERAGE
 EARNING ASSETS ...................                                    4.32%                                4.37%
                                                                 ==========                            =========

                                          YEAR ENDED DECEMBER 31,
                                     ----------------------------------
                                                    1995
                                     ----------------------------------
                                        AVG.                      AVG.
                                      BALANCE      INTEREST      RATE
                                     ----------  ----------    --------
                                            (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS:
Loans(1) ..........................  $  209,141  $   18,861        9.02%
Investment Securities (Taxable) ...      45,452       2,839        6.25
Investment Securities
   (Tax-Exempt)(2) ................      29,965       2,221        7.41
Mortgage-backed Securities ........      89,151       5,673        6.36
Marketable Equity Securities ......       2,068         121        5.85
Interest Earning Deposits .........         411          25        6.08
Federal Funds Sold ................       9,576         567        5.92
                                     ----------  ----------
Total Interest Earning Assets .....     385,764      30,307        7.86%
                                                 ----------

NONINTEREST EARNING ASSETS:
Cash and Due From Banks ...........      20,899
Bank Premises and Equipment .......      10,717
Other Assets ......................       7,574
Less:  Reserve for Loan Loss ......      (3,323)
                                     ----------
Total Assets ......................  $  421,631
                                     ==========

INTEREST BEARING LIABILITIES:
 Savings Deposits .................  $   14,931         412        2.76%
 Time Deposits ....................     172,228       8,793        5.11
 Interest Bearing
  Demand Deposits .................     111,063       3,085        2.78
 Short-term Interest
  Bearing Liabilities .............       1,790          94        5.25
 Long-term Interest Bearing
  Liabilities-FHLB Dallas .........       8,912         453        5.08
                                     ----------  ----------
 Total Interest Bearing Liabilities     308,924      12,837        4.16%
                                                 ----------

NONINTEREST BEARING
LIABILITIES:
Demand Deposits ...................     78,338
Other Liabilities .................      4,184
                                     ---------
Total Liabilities .................    391,446

SHAREHOLDERS' EQUITY ..............     30,185
                                     ---------

TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY .............  $ 421,631
                                     =========

NET INTEREST INCOME ...............              $   17,470
                                                 ==========

NET YIELD ON AVERAGE
 EARNING ASSETS ...................                                4.53%
                                                               ========


------------------

(1) Loans are shown net of unearned discount. Interest on loans includes fees on loans which are not material in amount.

(2) Interest income includes taxable-equivalent adjustments of $988, $907 and $717 as of December 31, 1997, 1996 and 1995, respectively.


Note: For the years ended December 31, 1997, 1996 and 1995, loans totaling $1,344,000, $1,533,000, and $1,256,000, respectively, were on nonaccrual status. The Company's policy is to reverse previously accrued but unpaid interest on nonaccrual loans; thereafter, interest income is recorded to the extent received when appropriate.

ANALYSIS OF CHANGES IN INTEREST INCOME AND INTEREST EXPENSE

       The following tables set forth the dollar amount of increase (decrease) in interest income and interest expense resulting from changes in the volume of interest earning assets and interest bearing liabilities and from changes in yields and rates (in thousands):

                                                                          YEAR ENDED DECEMBER 31,
                                                                           1997 COMPARED TO 1996
                                                                      ---------------------------------
                                                                      AVERAGE    AVERAGE
                                                                      VOLUME       RATE         TOTAL
                                                                      -------     --------     --------
INTEREST INCOME:
  Loans .........................................................     $ 2,663     $   (130)    $  2,533
  Investment Securities (Taxable) ...............................        (254)          16         (238)
  Investment Securities (Tax-Exempt) (1) ........................         166           78          244
  Mortgage-backed Securities ....................................         994          (21)         973
  Marketable Equity Securities ..................................          13           (3)          10
  Federal Funds Sold ............................................         (72)          13          (59)
  Interest Earning Deposits .....................................          12            1           13
                                                                      -------     --------     --------
    Total Interest Income .......................................       3,522          (46)       3,476
                                                                      -------     --------     --------

INTEREST EXPENSE:
  Savings Deposits ..............................................          29                        29
  Time Deposits .................................................         887           30          917
  Interest Bearing Demand Deposits ..............................         154           18          172
  Federal Funds Purchased and Other
    Interest Bearing Liabilities ................................         627           14          641
  FHLB Dallas Advances ..........................................           8           41           49
                                                                      -------     --------     --------
    Total Interest Expense ......................................       1,705          103        1,808
                                                                      -------     --------     --------
  Net Interest Earnings .........................................     $ 1,817     $   (149)    $  1,668
                                                                      =======     ========     ========

                                                                          YEAR ENDED DECEMBER 31,
                                                                           1996 COMPARED TO 1995
                                                                      ---------------------------------
                                                                      AVERAGE     AVERAGE
                                                                      VOLUME        RATE        TOTAL
                                                                      -------     --------    ---------
INTEREST INCOME:
  Loans .........................................................     $ 3,055     $   (602)   $   2,453
  Investment Securities (Taxable) ...............................      (1,276)         (87)      (1,363)
  Investment Securities (Tax-Exempt) (1) ........................         577            7          584
  Mortgage-backed Securities ....................................       1,070           13        1,083
  Marketable Equity Securities ..................................           8          (10)          (2)
  Federal Funds Sold ............................................        (325)         (54)        (379)
  Interest Earning Deposits .....................................          (2)          (2)          (4)
                                                                      -------     --------    ---------
    Total Interest Income .......................................       3,107         (735)       2,372
                                                                      -------     --------    ---------

INTEREST EXPENSE:
  Savings Deposits ..............................................           5            5
  Time Deposits .................................................         938          352        1,290
  Interest Bearing Demand Deposits ..............................          25          (17)           8
  Federal Funds Purchased and Other
    Interest Bearing Liabilities ................................          43           (5)          38
  FHLB Dallas Advances ..........................................         170           49          219
                                                                      -------     --------    ---------
    Total Interest Expense ......................................       1,181          379        1,560
                                                                      -------     --------    ---------
  Net Interest Earnings .........................................     $ 1,926     $ (1,114)   $     812
                                                                      =======     ========    =========

---------------------

(1) Interest rates on securities which are nontaxable for federal income tax purposes are presented on a taxable equivalent basis.

NOTE: Volume/Rate variances (change in volume times change in rate) have been allocated to amounts attributable to changes in volumes and to changes in rates in proportion to the amounts directly attributable to those changes.

      The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan, securities and investment portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's noninterest income, provision for loan losses and noninterest expenses. General economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities, also significantly affect the Company's results of operations. Future changes in applicable law, regulations or government policies may also have a material impact on the Company.

ASSET AND LIABILITY MANAGEMENT

      The primary objective of monitoring the Company's interest rate sensitivity, or risk, is to provide management the tools necessary to manage the balance sheet to minimize adverse changes in net interest income as a result of changes in the direction and level of interest rates. FRB monetary control efforts, the effects of deregulation and legislative changes have been significant factors affecting the task of managing interest rate sensitivity positions in recent years.

      The interest rate risk inherent in assets and liabilities may be determined by analyzing the extent to which such assets and liabilities are "interest rate sensitive" and by measuring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a defined time period if it matures or reprices within that period. The difference or mismatch between the amount of interest-earning assets maturing or repricing within a defined period and the amount of interest-bearing liabilities maturing or repricing within the same period is defined as the interest rate sensitivity gap. An institution is considered to have a negative gap if the amount of interest-bearing liabilities maturing or repricing within a specified time period exceeds the amount of interest-earning assets maturing or repricing within the same period. If more interest earning assets than interest bearing liabilities mature or reprice within a specified period, then the institution is considered to have a positive gap. Accordingly, for an institution with a negative gap, the cost of its rate sensitive liabilities in a rising interest rate environment would theoretically rise at a faster pace than the yield on its rate sensitive assets, thereby diminishing future net interest income. In a falling interest rate environment, a negative gap would indicate that the cost of rate sensitive liabilities would decline at a faster pace than the yield on rate sensitive assets, thereby improving future net interest income. For an institution with a positive gap, the reverse would be expected.


      The following table sets forth certain information as of December 31, 1997 with respect to rate sensitive assets and liabilities which mature or reprice in each of the periods shown and interest rate sensitivity gap (dollars in thousands):


                                      3 MOS.      OVER 3 MOS.       OVER 1 YR.
Rate Sensitive Assets (RSA)          OR LESS      TO ONE YEAR        TO 5 YRS.    OVER 5 YRS.       TOTAL
                                     --------     -----------       -----------   -----------     ----------
Loans (1) ......................     $  81,113      $  55,330       $ 118,400      $  39,848       $ 294,691
Securities .....................        19,861         50,298          96,810         49,537         216,506
Other Interest
  Earning Assets ...............         3,085          3,085
                                     ---------      ---------       ---------      ---------       ---------

Total RSA ......................     $ 104,059      $ 105,628       $ 215,210      $  89,385       $ 514,282
                                     =========      =========       =========      =========       =========

Rate Sensitive Liabilities (RSL)

Interest Bearing Deposits (2) ..     $  58,216      $ 114,886       $  65,642      $ 110,431       $ 349,175
Other Interest
  Bearing Liabilities ..........         9,879         25,972          15,920         11,307          63,078
                                     ---------      ---------       ---------      ---------       ---------
Total RSL ......................     $  68,095      $ 140,858       $  81,562      $ 121,738       $ 412,253
                                     =========      =========       =========      =========       =========

Gap (3) ........................        35,964        (35,230)        133,648        (32,353)        102,029
Cumulative Gap .................        35,964            734         134,382        102,029
Cumulative Ratio of RSA
  to RSL .......................          1.53           1.00            1.46           1.25            1.25

Gap/Total Earning Assets .......          6.99%         (6.85%)         25.99%         (6.29%)         19.84%

Cumulative Gap/Total
   Earning Assets ..............          6.99%           .14%          26.13%         19.84%          19.84%

------------------

(1) Amount is equal to total loans net of unearned discount less nonaccrual loans at December 31, 1997.

(2) The Company assumes 80% of savings accounts, NOW accounts and money market accounts at December 31, 1997, are core deposits and are, therefore, expected to roll-off after five years. The remaining 20% of these accounts are assumed to roll-off over the first eighteen months. No roll-off rate is applied to certificates of deposit. Fixed maturity deposits reprice at maturity.

(3) Gap equals Total RSA minus Total RSL.

      In addition to interest rate sensitivity gap analysis, the Company also uses an industry standard computer program to analyze its interest rate risk exposure. The program attempts to simulate the Company's asset and liability base and project future operating results under a variety of interest rate and spread assumptions. Through this management tool, management can also, among other things, project the effects of changing its asset and liability mix and modifying its balance sheet, and identify appropriate investment opportunities. The result of these simulations are evaluated within the context of the Company's interest rate risk policy.

      The Company closely monitors its interest rate risk exposure. The Asset Liability Management Committee meets regularly to review the Company's interest rate risk position and make recommendations for adjusting this position. In addition, the Company's Board of Directors reviews the Company's interest rate risk position on a monthly basis. Regulatory authorities also monitor the Company's interest rate risk position through quarterly reports filed by the Company with such authorities.

      The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. Except for the effects of prepayments and scheduled principal amortization on mortgage related assets, the table presents principal cash flows and related weighted average interest rates by the contractual term to maturity. Nonaccrual loans are not included in the loan totals. All instruments are classified as other than held for trading.

                                                             EXPECTED MATURITY DATE

                                                             YEAR ENDING DECEMBER 31,
                            ----------------------------------------------------------------------------------------     FAIR
                                1998         1999         2000         2001           2002    THEREAFTER    TOTAL        VALUE
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------  ----------
                                                                     (DOLLARS IN THOUSANDS)
Fixed Rate Loans .......... $   80,763   $   49,788   $   31,377   $   21,740   $   12,446   $   42,897   $  239,011  $  238,073
                                  9.11%        9.04%        9.01%        8.86%        8.64%        8.36%        8.90%
Adjustable Rate Loans .....     32,780        2,378        3,340        1,512        1,715       13,955       55,680      55,680
                                  9.84%       10.00%       10.05%        9.75%       10.06%        9.77%        9.85%
Mortgage-backed
Securities ................     40,397       33,827       24,405       16,730        9,131       16,923      141,413     141,439
                                  6.49%        6.51%        6.49%        6.45%        6.57%        6.45%        6.49%
Investments and Other
Interest Earning Assets ...     30,023        4,549        5,794        1,691          683       35,438       78,178      78,173
                                  5.85%        7.55%        7.46%        7.39%        7.87%        7.72%        6.97%
Total Interest
Earning Assets ............ $  183,963   $   90,542   $   64,916   $   41,673   $   23,975   $  109,213   $  514,282  $  513,365
                                  8.13%        8.05%        7.98%        7.87%        7.93%        8.04%        8.05%
Savings Deposits .......... $    2,154   $    1,077                                          $   12,924   $   16,155  $   16,155
                                  2.76%        2.76%                                               2.76%        2.76%
NOW Deposits ..............      8,583        4,291                                              51,494       64,368      64,321
                                  2.15%        2.15%                                               2.15%        2.15%
Money Market Deposits .....      7,666        3,833                                              45,994       57,493      57,493
                                  3.38%        3.38%                                               3.38%        3.38%
Certificates of Deposit ...    154,699       36,146        9,972        2,887        7,437           18      211,159     211,658
                                  5.25%        5.78%        6.28%        5.90%        6.00%        5.35%        5.42%
FHLB Dallas Advances ......     30,320        1,201        4,069        4,363        6,287       11,307       57,547      54,753
                                  4.96%        5.68%        5.94%        6.06%        6.11%        6.06%        5.47%
Other Borrowings ..........      5,531                                                                         5,531       5,530
                                  7.06%                                                                         7.06%
Total Interest
Bearing Liabilities ....... $  208,953   $   46,548   $   14,041   $    7,250   $   13,724   $  121,737   $  412,253  $  409,910
                                  5.03%        5.18%        6.18%        6.00%        6.05%        3.04%        4.55%

      Residential fixed rate loans are assumed to have annual prepayment rates between 4% and 15% of the portfolio. Commercial and multi-family real estate loans are assumed to prepay at an annualized rate between 4% and 15%. Consumer loans are assumed to prepay at an annualized rate between 8% and 15%. Fixed and adjustable rate mortgage-backed securities, including Collateralized Mortgage Obligations ("CMOs") and Real Estate Mortgage Investment Conduits ("REMICs"), have annual payment assumptions ranging from 20% to 40%.

      The Company assumes 80% of savings accounts, NOW accounts and money market accounts at December 31, 1997, are core deposits and are, therefore, expected to roll-off after five years. The remaining 20% of these accounts are assumed to roll-off over the first eighteen months. No roll-off rate is applied to certificates of deposit. Fixed maturity deposits reprice at maturity.

      In evaluating the Company's exposure to interest rate risk, certain limitations inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates and prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

LIQUIDITY AND CAPITAL RESOURCES


         Liquidity management involves the ability to convert assets to cash with a minimum of loss. The Company must be capable of meeting its obligations to its customers at any time. This means addressing (1) the immediate cash withdrawal requirements of depositors and other funds providers; (2) the funding requirements of all lines and letters of credit; and (3) the short-term credit needs of customers. Liquidity is provided by short-term investments that can be readily liquidated with a minimum risk of loss. Cash, interest earning deposits, federal funds sold and short-term investments with maturities or repricing characteristics of one year or less continue to be a substantial percentage of total assets. At December 31, 1997 these investments represented 18.7% of total assets, as compared with 18.2% at December 31, 1996, and 22.7% at December 31, 1995. Liquidity is further provided through the matching, by time period, of rate sensitive interest earning assets with rate sensitive interest bearing liabilities. The Company has two lines of credit to fund the purchase of federal funds. A $15.0 million and $10.0 million unsecured line of credit have been established with NationsBank and Texas Independent Bank, respectively.



      Total shareholders' equity at December 31, 1997, of $40.0 million increased 9.4% or $3.4 million from December 31, 1996 and represented 7.0% of total assets at December 31, 1997 compared to 7.6% at December 31, 1996.

      Net income for 1997 of $5.0 million was the major contributor to the increase in shareholders' equity at December 31, 1997 along with a net increase in unrealized gains of $445,000 on securities available for sale. In addition, the Company issued $326,000 in common stock (18,430 shares) through the Company's dividend reinvestment plan and sold $77,000 of treasury stock (11,700 shares). Decreases to shareholders' equity consisted of $1.3 million in dividends paid and the purchase of $1.2 million in treasury stock (65,464 shares). The Company purchased treasury stock pursuant to a common stock repurchase plan instituted in late 1994. Under the repurchase plan, the Board of Directors of the Company establishes, on a quarterly basis, total dollar limitations and price per share for stock to be repurchased. The Board of Directors reviews this plan in conjunction with the capital needs of the Company and may, at its discretion, modify or discontinue the plan. During the third quarter of 1997, the Company issued a 5% stock dividend, which had no net effect on shareholders' equity. The Company's dividend policy requires that any cash dividend payments made by the Company not exceed consolidated earnings for that year. Shareholders should not anticipate a continuation of the cash dividend simply because of the implementation of a dividend reinvestment program. The payment of dividends will depend upon future earnings, the financial condition of the Company, and other related factors.


      The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. See "Regulation and Supervision."


      Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company meets all capital adequacy requirements to which it is subject.

      To be categorized as well capitalized, the Company must maintain minimum Total risk-based Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. Both the Company and the Bank are in compliance with minimum capital requirements.



                                                                          FOR CAPITAL
                                             ACTUAL                   ADEQUACY PURPOSES
                                      ---------------------        -------------------------
                                       AMOUNT        RATIO           AMOUNT          RATIO
                                      ---------     -------        ----------       --------
AS OF DECEMBER 31, 1997:

Total Capital
  (to Risk Weighted Assets) .......  $   41,965       12.89%    > OR = $ 26,038   > OR = 8.0%

Tier 1 Capital
  (to Risk Weighted Assets) .......  $   38,595       11.86%    > OR = $ 13,019   > OR = 4.0%

Tier 1 Capital
  (to Average Assets) (1) .........  $   38,595        7.25%    > OR = $ 21, 283  > OR = 4.0%

AS OF DECEMBER 31, 1996:

Total Capital
  (to Risk Weighted Assets) .......  $   38,891       13.74%    > OR = $ 22,640   > OR = 8.0%

Tier 1 Capital
  (to Risk Weighted Assets) .......  $   35,642       12.59%    > OR = $ 11,320   > OR = 4.0%

Tier 1 Capital
  (to Average Assets) (1) .........  $   35,642        7.63%    > OR = $ 14,015   > OR = 3.0%


      (1) Refers to quarterly average assets as calculated by regulatory agencies.

      The table below summarizes key equity ratios for the Company for the years ended December 31, 1997, 1996 and 1995.

                                                          YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                         1997     1996      1995
                                                        ------   ------   ------
Percentage of Net Income to:
  Average Total Assets ..............................       .99%     .92%    1.07%
  Average Shareholders' Equity ......................     13.20%   12.20%   15.01%
Percentage of Dividends Declared Per Common
  Share to Net Income Per Common Share-Basic ........     27.21%   32.52%   26.32%
Percentage of Dividends Declared Per Common
  Share to Net Income Per Common Share-Diluted ......     27.97%   33.06%   26.72%
Percentage of Average Shareholders'
  Equity to Average Total Assets ....................      7.50%    7.55%    7.16%

YEAR 2000 COMPLIANCE

      The Company continues to address the Y2K issue as it effects all software, hardware and other systems associated with ensuring the Company is Y2K compliant. The Y2K issue could impact any computer or other date sensitive systems that store dates using a two digit year format. These systems may recognize the year "00" as 1900, not 2000. This could produce miscalculations, generate erroneous data or even cause a system to fail. All software, hardware and other systems have been identified and categorized as to their business significance and critical nature. Third parties on which the Company is dependent for Y2K compliance have been notified. The Company is initiating communication with large customers to determine what steps they are undertaking to ensure they will be Y2K compliant before January 1, 2000. Future credit decisions when appropriate will include a detailed assessment of customers' Y2K plans for achieving timely compliance. Management believes the Company's critical software, hardware and other systems are expected to be thoroughly tested and Y2K compliant before the end of 1998. Contingency plans have been made as necessary for appropriate software, hardware and other systems. It is anticipated the cost associated with the Company becoming fully Y2K compliant will be approximately $750,000. Approximately 80% of this cost will be new equipment and new software which will be depreciated over a three to five year period.

      The Company presently believes that with modifications to existing software and conversion to new software, the Y2K issue will not pose significant operational problems for the Company's computer systems or business operations. However, if such modifications and conversions are not made, or are not completed in a timely manner, the Y2K issue could have a material impact on the operations of the Company. In addition, there can be no assurance that unforeseen problems with the Company's computer systems, or the systems of third parties on which the Company's computers rely, would not have a material adverse effect on the Company's systems or operations.

EFFECTS OF INFLATION

         The consolidated financial statements of the Company, and their related notes, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike many industrial companies, nearly all of the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

OTHER ACCOUNTING ISSUES

         In 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). This statement supersedes APB 15, "Earnings Per Share" and simplifies the computation of earnings per share ("EPS") by replacing the "primary" EPS requirements of APB 15 with a "basic" EPS computation based upon weighted-average shares outstanding. The new standard requires a dual presentation of basic and diluted EPS. Diluted EPS is similar to fully diluted EPS required under APB 15 for entities with complex capital structures. The adoption of FAS 128 did not have a material impact on the Company.

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The standard requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company adopted FAS 130 effective for the 1998 fiscal year.

      In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). This statement supersedes FAS 14, Financial Reporting for Segments of a Business Enterprise, but retains the requirement to report information about major customers. The new standard requires that a public business enterprise report financial and descriptive information about its reportable operating segments. In the initial year of application, comparative information for earlier years is to be restated. The Company adopted FAS 131 effective for the 1998 fiscal year.


      In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132"). This statement amends FAS 87, Employers' Accounting for Pension, FAS 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits and FAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The standard revises employers' disclosures about pension and other postretirement benefit plans without changing the measurement or recognition of those plans. It standardizes the disclosure requirements for pension and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. The Company adopted FAS 132 effective for the 1998 fiscal year.

                                    BUSINESS

GENERAL

      The Company is a Texas corporation organized in 1982 that serves as a bank holding company for the Bank, a Texas-chartered bank organized in 1960. The Company and the Bank are headquartered in Tyler, Texas, which is located approximately 90 miles east of Dallas, Texas and 90 miles west of Shreveport, Louisiana. The Bank has the largest deposit base in the Tyler metropolitan area, which has a population of approximately 166,000, and is the largest independent bank headquartered in East Texas. At December 31, 1997, the Company had total assets of $571 million, deposits of $463 million, loans of $293 million and shareholders' equity of $40 million.

      The Bank is a community-focused financial institution that offers a full range of financial services to individuals, businesses and nonprofit organizations in its primary market area. These services include consumer and commercial loans, deposit accounts, trust services, safe deposit services and brokerage services.

      The Bank's consumer loan services include 1-4 family residential mortgage loans and home improvement loans, automobile loans and other installment loans. The Bank also offers its own credit card and began offering home equity loans in January 1998 when a new Texas law first permitting such loans took effect. Commercial loan services include short-term working capital loans for inventory and accounts receivable, short and medium-term loans for equipment or other business capital expansion, and commercial real estate loans. The Bank also offers construction loans primarily for owner-occupied 1-4 family residential and commercial real estate.

      The Bank offers a variety of deposit accounts having a wide range of interest rates and terms, including savings, money market, interest and noninterest bearing checking accounts and certificate accounts. The Bank's trust services include investment, management, administration and advisory services, primarily for individuals and to a lesser extent partnerships and corporations. At December 31, 1997 the Bank's trust department managed approximately $105 million of trust assets. Through its 20%-owned securities brokerage affiliate, BSC Securities, L.C., the Bank offers full retail investment services to its customers. In early 1997, the Company formed Countywide, a consumer finance subsidiary, to provide basic financial services such as small loans, check cashing and money orders to individuals.

      The Bank considers its primary market area to be all of Smith County, Texas, and to a lesser extent portions of adjoining counties. The principal economic activities in the Bank's market area include the retail, distribution, manufacturing, medical services, education and oil and gas industries. The Bank serves this market through eight full service branch locations, including four branches located in grocery stores. The branches are located in and around Tyler, and the Company plans to open two branches in 1998 in Longview, Texas, a city located approximately 35 miles east of Tyler in adjoining Gregg County. A native Longview banking veteran has joined the Bank to lead the Company in its expansion into the Longview market area. The Company's television and radio advertising has extended into this market area for several years, providing the Bank name recognition in the Greater Longview area. The Bank also maintains three drive up facilities and Countywide maintains one sales location. The Bank's customers may also access various banking services through 14 ATMs owned by the Bank and ATMs owned by others, through debit cards, and through the Bank's automated telephone and electronic banking products that allow the Bank's customers to apply for loans, access account information and conduct various transactions from their telephones and computers.

      The Company reported net income of $5.0 million and $4.2 million and diluted earnings per share of $1.43 and $1.21 for the years ended December 31, 1997 and 1996, respectively. The Company instituted a cash dividend in 1970 and has paid dividends each year since that time.

      The Company and the Bank are subject to comprehensive regulation, examination and supervision by the FRB, the TDB and the FDIC, and are subject to numerous laws and regulations relating to the extension of credit and making of loans to individuals.

      The administrative offices of the Company are located at 1201 S. Beckham, Tyler, Texas 75701, and the telephone number is 903-531-7111. The Company's website can be found at www.southside.com.

BUSINESS STRATEGY

      The Company's goal is to be the premier financial institution in East Texas, recognized for quality customer service and financial soundness. The Bank weathered the Texas economic downturn in the 1980's, which contributed in part to the customer loyalty that the Bank enjoys today.

      The Company's business strategy is to operate the Bank as a well capitalized, profitable, independent, community- oriented financial institution. With that focus, the Bank has developed a niche in small business and consumer lending and other small business and consumer financial services, including the recent addition of Countywide, a consumer finance subsidiary of the Bank.

      Key aspects of the Company's business strategy include (i) originating residential real estate, commercial real estate, commercial business and consumer loans, (ii) providing a high level of customer service, (iii) maintaining asset quality, (iv) increasing the revenue of financial service subsidiaries and adding products and services to attract customers and contribute to noninterest income, (v) increasing market share within the Bank's existing market and expanding into new markets and (vi) controlling expenses. Management also is committed to managing interest rate risk, enhancing profitability and maintaining a well capitalized financial position.

      Asset Quality. The Company seeks to maintain asset quality by managing credit risk. Approximately 74.2% of the net loan portfolio at December 31, 1997 was comprised of commercial real estate, construction, commercial business and consumer loans. The other 25.8% of the loan portfolio at December 31, 1997 was comprised of residential mortgage loans, which generally pose less credit risk than other types of loans. The Bank's nonperforming assets at that date represented .54% of total assets. At December 31, 1994, 1995 and 1996, this ratio was .67%, .61% and .61%, respectively. The Company has maintained a conservative investment portfolio. Approximately 75.2% of the portfolio consists of U.S. Treasury and agency securities and mortgage-backed securities collateralized by U.S. agency guaranteed mortgages which are directly or indirectly backed by the full faith and credit of the U.S. government.

      Noninterest Income. With a focus on reducing the dependence of earnings on net interest income, the Company has expanded its sources and amounts of fee income. During 1996 and 1997, the number of ATMs was increased from nine to
14. In 1997, the Company expanded its fee-generating services beyond retail brokerage and trust services to also include consumer finance services. The Bank also offered new fee-based products such as proprietary credit and debit cards and checking overdraft privileges. For 1997, noninterest income represented 13.9% of total revenue, compared to 11.5% for 1996.

      Enhanced Delivery System and Controlled Growth. The Bank has recently launched technological enhancements, including an automated telephone system, computer-based home banking, corporate cash management software and an Internet information site.

      The Company enhanced its infrastructure in Smith County in order to improve customer service and attract new customers. In 1996 and 1997, the Bank added three full service grocery store branches, a seven lane "motor bank" drive- in facility and five ATMs. Certain branch locations were expanded or remodeled. Through branch openings and acquisitions, the Company intends to expand into desirable market areas adjoining the Tyler metropolitan area, which includes Smith County. A grocery store branch and a free-standing branch are expected to open in 1998 in Longview.

      Noninterest Expenses. Noninterest expenses are subject to ongoing reviews of staffing levels, facilities and operations. The 1996 branch openings and 1997 branch remodelings contributed to increased operating costs in those years. The Company's efficiency ratio was 69.4% for 1997, slightly lower than the ratios for the preceding four years. The Company seeks to reduce the efficiency ratio through additional revenue contribution from its new branches and through continued monitoring of costs.

      Experienced Management. The Company's executive officers each have broad experience in the Bank's operations. The Bank has enjoyed continuity of management, with the Chief Executive Officer serving in that capacity since the Bank opened in 1960 and the other executive officers each having served for over ten years.

MARKET AREA

      Tyler's economic base is a diverse mix that includes oil and gas, manufacturing, distribution, conventions and tourism, as well as retirement relocation. All of these industries support a growing regional system of medical service, retail and education centers. Tyler is home to several nationally recognized health care systems. Five Tyler hospitals represent all major specialties and employ over 6,500 individuals. In 1996, Target Stores, Inc. chose a location in the greater Tyler area along

Interstate 20 for its $80 million distribution center that will employ approximately 900 workers. This facility is expected to begin operations in mid-1998.

LENDING ACTIVITIES

      The Company's main objective is to seek attractive lending opportunities
in Smith County, Texas and adjoining counties.   Substantially all of the
Bank's loans are made to borrowers who live in and conduct business in East Texas. Total loans as of December 31, 1997 increased $37.9 million or 14.7% while the average balance was up $30.7 million or 12.6% when compared to 1996. Real estate loans as of December 31, 1997, which reflected an increase of $15.0 million or 11.8% from December 31, 1996. Loans to individuals increased $12.2 million or 15.4% from December 31, 1996 and commercial loans increased $10.7 million or 20.8%. The increase in real estate loans is due to a stronger real estate market, lower interest rates and increased commitment by the
Company to residential mortgage lending.   Commercial loans increased as a
result of commercial growth in the Company's market area. Loans to individuals increased due to an increase in indirect automobile dealer loans and additional penetration achieved through the Bank's branch locations. Effective January 2, 1998, the Company exited its indirect dealer loan line of business to concentrate more on direct automobile loans. In the portfolio, loans dependent upon private household income represent a significant concentration. Due to the number of customers involved who work in all sectors of the local economy, the Company believes the risk in this portion of the portfolio is adequately spread throughout the economic community.

      The aggregate amount of loans that the Bank is permitted to make under applicable bank regulations to any one borrower, including related entities, is 25% of unimpaired capital and surplus. The Bank's legal lending limit at December 31, 1997 was $7.5 million. The Bank's largest loan relationship at December 31, 1997 was approximately $5.0 million.

      LOANS TO AFFILIATED PARTIES

      In the normal course of business, the Bank makes loans to certain of the Company's, as well as its own, officers, directors, employees and their related interests. As of December 31, 1997 and 1996, these loans totaled $8.6 million and $9.9 million or 21.6% and 27.0% of shareholders' equity, respectively.
Such loans are made in the normal course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than normal credit risks contained in the rest of the loan portfolio for loans of similar types.

      LOAN PORTFOLIO COMPOSITION AND ASSOCIATED RISK

      For purposes of this discussion, the Company's loans are divided into three categories: real estate loans, commercial loans and loans to individuals.

      REAL ESTATE LOANS

      Real estate loans are divided into three categories: 1-4 Family Residential Mortgage Lending, Construction Loans and Commercial Real Estate Loans.

      Real estate loans represent the Company's greatest concentration of loans. However, the amount of risk associated with this group of loans is mitigated in part due to the type of loans involved. At December 31, 1997, the vast majority of the Company's real estate loans were collateralized by properties located in Smith County. Of the $142.3 million in real estate loans, $76.2 million or 53.6% represent loans collateralized by residential dwellings that are primarily owner occupied. Historically, the amount of losses suffered on this type of loan has been significantly less than those on other properties. A significant portion of the remaining real estate loans are collateralized primarily with owner occupied commercial real estate. The Company's loan policy requires appraisal prior to funding any real estate loans and also outlines the requirements for appraisals on renewals.

      The real estate market in the late 1980s in Texas, and more specifically in East Texas, experienced a significant decline in market value. During the 1990s, new appraisals of real estate in the Company's market area indicate improved overall real estate values for residential and commercial properties.

      Due to the volume of real estate loans contained in the Company's portfolio which are collateralized by owner occupied properties, and the appraisal and other real estate lending policies in place that indicate the value of the collateral for these loans, management does not consider the potential impact of these loans on the loan loss reserve to be excessive, even though real estate loans constitute the largest percentage of loans outstanding. Management also pursues an aggressive policy of reappraisal on any real estate loan that becomes troubled and potential exposures are recognized and reserved for as soon as they are identified. However, the slow pace of absorption for certain types of properties could adversely affect the volume of nonperforming real estate loans held by the Company.

      1-4 Family Residential Mortgage Lending. Residential loan originations are generated by the Company's in-house originations staff, marketing efforts, present customers, walk-in customers and referrals from real estate agents, mortgage brokers and builders. The Company focuses its lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, 1-4 family residences. Substantially all of the Company's 1-4 family residential mortgage originations are secured by properties located in Smith County, Texas. Historically, the Company has sold a portion of its loan originations to secondary market investors pursuant to ongoing purchase commitments.

      The Company's fixed rate 1-4 family residential mortgage loans generally have maturities ranging from seven to 30 years. These loans are typically fully amortizing with monthly payments sufficient to repay the total amount of the loan. The Company also makes seven to 30 year amortizing loans with a balloon feature, typically due in seven years or less.

      The Company reviews information concerning the income, financial condition, employment and credit history when evaluating the creditworthiness of the applicant.

      In November 1997, Texas voters approved a change to the Texas Constitution allowing home equity loans. The Company began offering this newly available form of real estate lending beginning January 1, 1998 when the law became effective. The Company has established underwriting and pricing guidelines for this new lending area.

      Construction Loans. The Company's construction loans are secured by property located primarily in the Company's market area. The Company's emphasis for construction loans is directed toward properties that will be owner occupied. Occasionally, construction loans for projects built on speculation are financed, but these typically have substantial secondary sources of repayment. The Company's construction loans to individuals generally have fixed interest rates during the construction period. Construction loans to individuals are typically made in connection with the granting of the permanent loan on the property.

      Commercial Real Estate Loans. In determining whether to originate commercial real estate loans, the Company generally considers such factors as the financial condition of the borrower and the debt service coverage of the property. Commercial real estate loans are made at both fixed and adjustable interest rates for terms generally up to 20 years.

      Commercial real estate loans primarily include commercial office buildings, retail, medical and warehouse facilities, hotels and churches. The majority of these loans, with the exception of those for hotels and churches, are collateralized by owner occupied properties.

      COMMERCIAL LOANS

      The Company's commercial loans are diversified to meet most business needs. Loan types include short-term working capital loans for inventory and accounts receivable and short and medium-term loans for equipment or other business capital expansion. Management does not consider there to be any material concentration of risk in any one industry type in this loan category since no industry classification represents over 10% of loans. Commercial loans traditionally generate the largest volume of loan losses in the portfolio.

      In its commercial business loan underwriting, the Company assesses the creditworthiness, ability to repay, and the value and liquidity of the collateral being offered. Terms are generally granted commensurate with the useful life of the collateral offered.

      LOANS TO INDIVIDUALS

      The Bank is a major consumer lender in its trade territory and has been for many years. The majority of consumer loans outstanding are those secured by vehicles, including the "indirect" vehicle loan portfolio, which at December 31, 1997 was approximately $40.0 million. The indirect vehicle loans on the Company's books were originated through automobile dealers but underwritten directly by the Company using the same underwriting guidelines used for its direct vehicle loans. However, due to market forces that were contributing to declining profit margins on indirect vehicle loans, the Company exited the indirect vehicle loan program effective January 2, 1998 to concentrate on direct vehicle loans. Direct vehicle loans accounted for approximately $40.0 million at December 31, 1997. Additionally, the Company makes loans for a full range of other consumer purposes, which may be secured or unsecured depending on the credit quality and purpose of the loan. Other major categories for the remainder of the portfolio include loans secured by boats and cash or equivalently secured loans.

      At this point, the economy in the Bank's trade territory appears stable. One area of concern is the nationwide increase in the personal bankruptcy rate. Management expects this trend to have some adverse effect on the Company's net charge-offs. Most of the Company's loans to individuals are collateralized, which management believes will limit the exposure in this area should current bankruptcy trends continue.

      Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The underwriting standards employed by the Company for consumer loans include an application, a determination of the applicant's payment history on other debts, with greatest weight being given to payment history with the Company, and an assessment of the borrower's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, in relation to the proposed loan amount.

      LOAN PORTFOLIO COMPOSITION

      The following table sets forth loan totals by category for the years presented:

                                                              DECEMBER 31,
                                           ------------------------------------------------
                                             1997      1996      1995      1994       1993
                                           --------  --------  --------  --------  --------
                                                             (IN THOUSANDS)
Real Estate Loans:
 Construction ...........................  $ 10,299  $  7,821  $  4,558  $  6,118  $  4,739
 1-4 Family Residential .................    76,243    62,356    49,909    38,563    34,982
 Commercial Real Estate .................    55,802    57,198    54,436    53,881    46,457

Commercial Loans ........................    61,972    51,307    44,217    39,707    40,860
Loans to Individuals ....................    91,719    79,485    75,658    62,721    56,571
                                           --------  --------  --------  --------  --------
Total Loans .............................  $296,035  $258,167  $228,778  $200,990  $183,609
                                           ========  ========  ========  ========  ========

      The following table represents loan maturities and sensitivity to changes in interest rates. The amounts of total loans outstanding at December 31, 1997, which, based on remaining scheduled repayments of principal, are due in
(1) one year or less, (2) more than one year but less than five years, and (3) more than five years, are shown in the following table. The amounts due after one year are classified according to the sensitivity to changes in interest rates.

                                                                            AFTER ONE
                                                           DUE IN ONE       BUT WITHIN      AFTER FIVE
                                                         YEAR OR LESS(1)    FIVE YEARS(1)     YEARS(1)
                                                         ---------------    -------------   ----------
                                                                            (IN THOUSANDS)
Construction Loans  . . . . . . . . . . . . . . . . . .    $     9,696    $         603   $
Real Estate Loans-Other . . . . . . . . . . . . . . . .         40,587           54,917         36,541
Commercial Loans  . . . . . . . . . . . . . . . . . . .         44,788           12,956          4,228
All Other Loans . . . . . . . . . . . . . . . . . . . .         41,372           49,924            423
                                                           -----------    -------------   ------------
      Total Loans . . . . . . . . . . . . . . . . . . .    $   136,443    $     118,400   $     41,192
                                                           ===========    =============   ============

Loans with maturities after
 one year for which:
      Interest Rates are Fixed or Predetermined                                           $    158,248
      Interest Rates are Floating or Adjustable                                           $     22,900

---------------------

(1) The volume of commercial loans due within one year reflects the Company's general policy of limiting such loans to a short-term maturity. Loans are shown net of unearned discount. Nonaccrual loans are reflected in the due after five years column.

         LOAN LOSS EXPERIENCE AND RESERVE FOR LOAN LOSSES

         The loan loss reserve in place at the end of each year is based on the most current review of the loan portfolio at that time. Several methods are used to maintain the review in the most current manner. First, the servicing officer has the primary responsibility for updating significant changes in a customer's financial position. Accordingly, each officer prepares status updates on any credit deemed to be experiencing repayment difficulties which, in the officer's opinion, would place the collection of principal or interest in doubt. Second, an internal review officer from the Company is responsible for an ongoing review of the Company's entire loan portfolio with specific goals set for the volume of loans to be reviewed on an annual basis. Third, the Bank is regulated and examined by both the FDIC and/or the TDB on an annual basis.

         At each review of a credit, a subjective analysis methodology is used to grade the respective loan. Categories of grading vary in severity to include loans that do not appear to have a significant probability of loss at the time of review to grades that indicate a probability that the entire balance of the loan will be uncollectible. If full collection of the loan balance appears unlikely at the time of review, estimates or appraisals of the collateral securing the debt are used to allocate the necessary reserves. A list of loans that are graded as having more than the normal degree of risk associated with them are maintained by the internal review officer. This list is updated on a periodic basis, but no less than quarterly by the servicing officer in order to properly allocate necessary reserves and keep management informed on the status of attempts to correct the deficiencies noted in the credit.

         In addition to maintaining an ongoing review of the loan portfolio, the internal review officer maintains a history of the loans that have been charged-off without first being identified as problems. This history is used to determine the amount of nonspecifically allocated reserve necessary, in addition to the portion that is specifically allocated by loan.

         The following table summarizes the average amount of net loans outstanding; changes in the reserve for loan losses arising from loans charged-off and recoveries on loans previously charged-off; additions to the reserve that have been charged to operating expense; the ratio of net loans charged-off to average loans outstanding; and an allocation of the reserve for loan loss.

                LOAN LOSS EXPERIENCE AND RESERVE FOR LOAN LOSSES


                                                                                YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------------------------
                                                            1997            1996           1995         1994         1993
                                                          ---------      ---------      ---------    ---------    ---------
                                                                                 (DOLLARS IN THOUSANDS)
Average Net Loans Outstanding ..........................  $ 274,577      $ 243,925      $ 209,141    $ 196,436    $ 170,409
                                                          =========      =========      =========    =========    =========

Balance of Reserve for Loan Loss at
  Beginning of Period ..................................  $   3,249      $   3,317      $   3,137    $   2,846    $   2,711
                                                          ---------      ---------      ---------    ---------    ---------

Loan Charge-Offs:
Real Estate-Construction
Real Estate-Other ......................................                                      (36)          (6)        (494)
Commercial Loans .......................................       (525)(1)        (70)(1)        (61)        (129)         (95)

Loans to Individuals ...................................       (704)          (768)          (502)        (395)        (284)
                                                          ---------      ---------      ---------    ---------    ---------

Total Loan Charge-Offs .................................     (1,229)          (838)          (599)        (530)        (873)
                                                          ---------      ---------      ---------    ---------    ---------

Recovery on Loans Previously Charged off:
Real Estate-Construction ...............................         10
Real Estate-Other ......................................         14              7            272           93            4
Commercial Loans .......................................        133             78            546          326          287
Loans to Individuals ...................................        188            185            261          152          117
                                                          ---------      ---------      ---------    ---------    ---------

Total Recovery of Loans Previously Charged-Off .........        345            270          1,079          571          408
                                                          ---------      ---------      ---------    ---------    ---------

Net Loan (Charge-Offs) Recoveries ......................       (884)          (568)           480           41         (465)

Additions (Reductions) to Reserve
  Charged (Credited) to Operating Expense ..............      1,005            500           (300)         250          600
                                                          ---------      ---------      ---------    ---------    ---------

Balance at End of Period ...............................  $   3,370      $   3,249      $   3,317    $   3,137    $   2,846
                                                          =========      =========      =========    =========    =========

Ratio of Net Charge-Offs (Recoveries)
  to Average Loans Outstanding .........................        .32%           .23%          (.23%)       (.02%)        .27%
                                                          =========      =========      =========    =========    =========

---------------------

(1) See "Consolidated Financial Statements--Note 4. Loans and Reserve for Possible Loan Losses."

Allocation of Reserve for Loan Loss:


                                                                       DECEMBER 31,
                           ---------------------------------------------------------------------------------------------
                                  1997                 1996                1995            1994               1993
                           ------------------   -----------------  ----------------  -----------------  ----------------
                                        % OF                % OF               % OF              % OF              % OF
                           AMOUNT       TOTAL   AMOUNT      TOTAL  AMOUNT      TOTAL AMOUNT      TOTAL  AMOUNT     TOTAL
                           ------       -----   ------      -----  ------      ----- ------      -----  ------     -----
                                                               (DOLLARS IN THOUSANDS)
Real Estate-Construction  $    52        1.5%  $    39       1.2%  $    23       .7% $    31      1.0% $     7        .2%

Real Estate-Other           1,087       32.3     1,059      32.6     1,209     36.4    1,127     35.9    1,172      41.2

Commercial Loans            1,181       35.0     1,129      34.7     1,059     31.9    1,059     33.8    1,018      35.8

Loans to Individuals        1,040       30.9       948      29.2       934     28.2      835     26.6      642      22.6

Unallocated                    10         .3        74       2.3        92      2.8       85      2.7        7        .2
                          -------     ------   -------   -------   -------  -------  -------   ------  -------   -------
Balance at End of Period  $ 3,370        100%  $ 3,249       100%  $ 3,317      100% $ 3,137      100% $ 2,846       100%
                          =======     ======   =======   =======   =======  =======  =======   ======  =======   =======

NONPERFORMING ASSETS

      Nonperforming assets consist of delinquent loans over 90 days past due, nonaccrual loans, other real estate owned and restructured loans. Nonaccrual loans are those loans that are more than 90 days delinquent and that with respect to which collection in full of both the principal and interest is in doubt. Additionally, some loans that are not delinquent may be placed on nonaccrual status due to doubts about full collection of principal or interest. When a loan is categorized as nonaccrual, the accrual of interest is discontinued and the accrued balance is reversed for financial statement purposes. Other Real Estate Owned ("OREO") represents real estate taken in full or partial satisfaction of debts previously contracted. Previously included in the appropriate categories of nonperforming assets were loans meeting the in-substance foreclosure criteria. As a result of the adoption of Statement of Financial Accounting Standard No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114"), effective January 1, 1995, the Company reclassified in-substance foreclosed assets in these categories to loans.
These loans had balances of $807,000 for December 31, 1994 and $1.8 million for December 31, 1993. OREO consists primarily of raw land and oil and gas interests. The Company is actively marketing all properties and none are being held for investment purposes. Restructured loans represent loans that have been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrowers. Categorization of a loan as nonperforming is not in itself a reliable indicator of potential loan loss. Other factors, such as the value of collateral securing the loan and the financial condition of the borrower must be considered in judgments as to potential loan loss.

      The following table of nonperforming assets is classified according to bank regulatory call report guidelines:

                                                           NONPERFORMING ASSETS
                                                                 DECEMBER 31,
                                     --------------------------------------------------------------
                                       1997          1996          1995          1994        1993
                                     ----------   ----------    ---------     --------    ---------
                                                            (DOLLARS IN THOUSANDS)
Loans 90 Days Past Due:
   Real Estate ....................  $      454   $      214    $     266     $     51    $     342
   Loans to Individuals ...........         232          170          203           52           90
   Commercial .....................          56           88          183           59           70
                                     ----------   ----------    ---------     --------    ---------
                                            742          472          652          162          502
                                     ----------   ----------    ---------     --------    ---------
Loans on Nonaccrual:
   Real Estate ....................         108          646          486          424          711
   Loans to Individuals ...........         177          113          116          179          175
   Commercial .....................       1,059          774          654           24          213
                                     ----------   ----------    ---------     --------    ---------
                                          1,344        1,533        1,256          627        1,099
                                     ----------   ----------    ---------     --------    ---------
Restructured Loans:
   Real Estate ....................         214          230          243          563          590
   Loans to Individuals ...........         189          108           49           51           52
   Commercial .....................          32           62           44           43          115
                                     ----------   ----------    ---------     --------    ---------
                                            435          400          336          657          757
                                     ----------   ----------    ---------     --------    ---------

Total Nonperforming Loans .........       2,521        2,405        2,244        1,446        2,358

Other Real Estate Owned ...........         364          273          273        1,134        2,745
Repossessed Assets ................         206          262          240          256          203
                                     ----------   ----------    ---------     --------    ---------

Total Nonperforming Assets ........  $    3,091   $    2,940    $   2,757     $   2,83    $   5,306
                                     ==========   ==========    =========     ========    =========

Percentage of Total Assets ........          .5%          .6%          .6%          .7%         1.3%

Percentage of Loans,
   Net of Unearned Income .........         1.0%         1.1%         1.2%         1.4%         2.9%

      Total nonperforming assets increased $151,000 between December 31, 1996 and December 31, 1997. Nonperforming assets as a percentage of assets decreased .1% from the previous year and as a percentage of loans decreased
 .1%. Nonperforming assets represent a drain on the earning ability of the Company. Earnings losses are due both to the loss of interest income and the costs associated with maintaining OREO, for taxes, insurance and other operating expenses. In addition to the nonperforming assets, at December 31, 1997, in the opinion of management, the Company had $96,000 of loans identified as potential problem loans. A potential problem loan is a loan where information about possible credit problems of the borrower is known, causing management to have serious doubts about the ability of the borrower to comply with the present loan repayment terms which may result in a future classification of the loan in one of the nonperforming asset categories.

      The following is a summary of the Company's recorded investment in loans (primarily nonaccrual loans) for which impairment has been recognized in accordance with FAS 114:

                                                                                   VALUATION     CARRYING
                                                                        TOTAL      ALLOWANCE       VALUE
                                                                   ------------  ------------  ------------
                                                                                 (IN THOUSANDS)
Real Estate Loans ...............................................  $        108  $         27  $         81
Commercial Loans ................................................         1,059           185           874
Loans to Individuals ............................................           177            12           165
                                                                   ------------  ------------  ------------

Balance at December 31, 1997 ....................................  $      1,344  $        224  $      1,120
                                                                   ============  ============  ============

                                                                                  VALUATION     CARRYING
                                                                        TOTAL     ALLOWANCE       VALUE
                                                                   ------------  ------------  ------------
Real Estate Loans ...............................................  $        646  $        128  $        518
Commercial Loans ................................................           774           199           575
Loans to Individuals ............................................           113            18            95
                                                                   ------------  ------------  ------------

Balance at December 31, 1996 ....................................  $      1,533  $        345  $      1,188
                                                                   ============  ============  ============

      For the years ended December 31, 1997 and 1996, the average recorded investment in impaired loans was approximately $1.5 million for each year. During the year ended December 31, 1997, the amount of interest income reversed on impaired loans placed on nonaccrual and the amount of interest income subsequently recognized on the cash basis was not material.

      The net amount of interest recognized on loans that were nonaccruing or restructured during the year was $110,000, $97,000 and $78,000 for the years ended December 31, 1997, 1996 and 1995. If these loans had been accruing interest at their original contracted rates, related income would have been $336,000, $216,000 and $273,000 for the years ended December 31, 1997, 1996 and
1995, respectively.

      The following is a summary of the allowance for losses on OREO for the years presented:

                                                                    YEAR ENDED DECEMBER 31,
                                                                   -----------------------
                                                                      1997         1996
                                                                   ----------   ----------
                                                                       (IN THOUSANDS)
Balance at beginning of year ....................................  $      946   $      946
    Provision for Losses
    Losses on sales
    Gains on sales
    Disposition of OREO .........................................        (274)          --
                                                                   ----------   ----------
Balance at end of year ..........................................  $      672   $      946
                                                                   ==========   ==========

SECURITIES ACTIVITY

      The securities portfolio of the Company plays a primary role in management of the interest rate sensitivity of the Company and, therefore, is managed in the context of the overall balance sheet. The securities portfolio generates a substantial percentage of the Company's interest income and serves as a necessary source of liquidity.

      The Company accounts for debt and equity securities as follows:

      Held to Maturity ("HTM"). Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the level interest yield method over the estimated remaining term of the underlying security.

      Available for Sale ("AFS"). Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. These assets are carried at market value. Market value is determined using published quotes as of the close of business.
      Unrealized gains and losses are excluded from earnings and reported net of tax as a separate component of shareholders' equity until realized.

      Prudent management of the investment securities portfolio serves to optimize portfolio yields. Management attempts to deploy investable funds into instruments that are expected to increase the overall return of the portfolio given the current assessment of economic and financial conditions.

      Average securities increased $13.8 million or 8.1% during the year ended December 31, 1997 compared to 1996. The mix of average securities between taxable and tax-exempt securities changed to 78.4% taxable and 21.6% tax-exempt for the year ended 1997 from 77.8% taxable and 22.2% tax-exempt for the year ended 1996. Average other interest earning assets, consisting primarily of federal funds sold, decreased $1.0 million or 26.5% during the year ended December 31, 1997 compared to 1996. The slight decrease in federal funds balances is attributable to the increase in average loans and average securities.

      The mix of taxable securities reflected an increase in mortgage-backed securities. Average mortgage-backed securities represented 66.0% of the total securities portfolio for 1997 compared to 62.2% for 1996.

      The combined investment securities, mortgage-backed securities, and marketable equity securities portfolio increased to $216.5 million at December 31, 1997, compared to $174.4 million on December 31, 1996, an increase of $42.1 million or 24.1%. Mortgage-backed securities collateralized by agency guaranteed mortgages increased $27.1 million or 23.7% during 1997 when compared to 1996. State and political subdivisions increased $7.4 million or 18.4% during 1997. U.S. Treasury securities increased during 1997 compared to 1996 by $14.9 million or 294.9%, U.S. Government Agency securities decreased $8.1 million or 85.0% and other stocks and bonds increased $.9 million or 16.9% in 1997 compared to 1996. During 1995 a barbell approach was adopted by the Company with respect to securities purchased, i.e., the majority of the securities purchased included short duration premium mortgage-backed securities balanced with longer duration municipal securities. This approach paralleled the same duration as would have been obtained by purchasing intermediate duration securities. During the second half of 1997 rates decreased and the yield curve flattened as the spread between the two year treasury yield and thirty year treasury yield narrowed. The Company continued to use the barbell approach adopted in 1995 during most of 1996 and 1997, however some intermediate term securities were purchased during 1997. In order to maintain the barbell strategy, a continued change in the securities portfolio mix was required and resulted in the changes discussed above during 1996 and 1997. The increase in U.S. Treasury securities occurred primarily in December 1997 as short-term treasuries were purchased to pledge as collateral for a new public funds account obtained during 1997, which accumulates large balances during the time period December through February each year.

      The market value of the securities portfolio at December 31, 1997 was $216.5 million, which represents a net unrealized gain on that date of $2.3 million. The net unrealized gain is comprised of $2.6 million in unrealized gains and $.3 million of unrealized losses. Net unrealized gains and losses on securities available for sale, which is a component of shareholders' equity on the consolidated balance sheet, can fluctuate significantly as a result of changes in interest rates. Because management cannot predict the future direction of interest rates, the effect on shareholders' equity in the future cannot be determined; however, this risk is monitored closely through the use of shock tests on the available for sale securities portfolio using an array of interest rate assumptions.

      In October 1995, the Financial Accounting Standards Board ("FASB") issued an implementation guide to FAS 115 which allowed entities to reclassify their securities among the three categories provided in FAS 115. Transfers were permitted after October 1995, but no later than December 31, 1995. As a result, on November 16, 1995 the Company transferred a total of $57,584,000 from HTM to AFS at the amortized cost at date of transfer. Of this total, $37,308,000 were investment securities. The remaining $20,276,000 transferred were mortgage-backed securities. The unrealized loss on the securities transferred from HTM to AFS was $419,000, net of tax, at date of transfer. The transfer was done according to the guidelines set forth in the implementation guide to FAS 115. There were no securities transferred from AFS to HTM or sales from the HTM portfolio during the year ended December 31, 1997 or 1996.

      The following table sets forth the carrying amount of investment securities, mortgage-backed securities and marketable equity securities at December 31, 1997 and 1996:


                                                                               DECEMBER 31,
                                                                        --------------------------
                                                                            1997          1996
                                                                        ------------  ------------
                                                                         (DOLLARS IN THOUSANDS)
Available for Sale:
U. S. Treasury .......................................................  $     19,956  $      5,054
U. S. Government Agencies ............................................           631         8,457
Mortgage-backed Securities:
   Direct Government Agency Issues ...................................        93,981        74,442
   Other Private Issues ..............................................        33,770        16,132
State and Political Subdivisions .....................................        47,658        39,629
Other Stocks and Bonds ...............................................         6,044         5,171
                                                                        ------------  ------------

      Total ..........................................................  $    202,040  $    148,885
                                                                        ============  ============

                                                                          DECEMBER 31,
                                                                   --------------------------
                                                                       1997          1996
                                                                   ------------  ------------
                                                                     (DOLLARS IN THOUSANDS)
Held to Maturity:
U. S. Government Agencies .......................................  $        804  $      1,124
Mortgage-backed Securities:
   Direct Government Agency Issues ..............................        13,662        23,782
State and Political Subdivisions ................................           610
                                                                   ------------  ------------

      Total .....................................................  $     14,466  $     25,516
                                                                   ============  ============

      The maturities classified according to the sensitivity to changes in interest rates of the December 31,1997 securities portfolio and the weighted yields are presented below. Tax-exempt obligations are shown on a taxable equivalent basis. Mortgage-backed securities are classified according to repricing frequency and cash flows from street estimates of principal prepayments.

                                                              MATURING OR REPRICING
                                       --------------------------------------------------------------------
                                          WITHIN 1 YR.     WITHIN 5 YRS.   WITHIN 10 YRS.     AFTER 10 YRS.
                                       ---------------   ---------------   --------------    --------------
                                       AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT   YIELD    AMOUNT   YIELD
                                       ------    -----   ------    -----   ------   -----    ------   -----
                                                                (DOLLARS IN THOUSANDS)
Available For Sale:

U.S. Treasury . . . . . . . . . . .    $ 19,956   5.60%  $                $                 $
U.S. Government Agencies  . . . . .         514   6.88%      117    9.12%
Mortgage-backed Securities  . . . .      37,716   6.67%   75,936    6.55%   13,205    6.27%       894  6.57%
State and Political Subdivisions  .       2,988   7.81%    9,982    7.86%    8,771    7.67%    25,917  7.82%
Other Stocks and Bonds  . . . . . .       3,480   5.86%    1,814    6.38%      401    6.26%       349  3.05%
                                       --------          -------          --------          ---------

     Total  . . . . . . . . . . . .    $ 64,654   6.35%  $87,849    6.70% $ 22,377    6.82% $  27,160  7.72%
                                       ========          =======          ========          =========

                                                               MATURING OR REPRICING
                                       --------------------------------------------------------------------
                                         WITHIN 1 YR.      WITHIN 5 YRS.    WITHIN 10 YRS.    AFTER 10 YRS.
                                       ---------------   ---------------   --------------    --------------
                                       AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT   YIELD    AMOUNT   YIELD
                                       ------    -----   ------    -----   ------   -----    ------   -----
                                                          (DOLLARS IN THOUSANDS)
Held to Maturity:

U.S. Government Agencies  . . . . .    $                 $   804    5.42% $                 $
Mortgage-backed Securities  . . . .       5,505   5.54%    8,157    6.08%
                                       --------          -------          --------          ---------

Total . . . . . . . . . . . . . . .    $  5,505   5.54%  $ 8,961    6.02% $                 $
                                       ========          =======          ========          =========

DEPOSITS AND BORROWED FUNDS

      Deposits provide the Company with its primary source of funds. The increase of $36.7 million or 8.6% in total deposits during 1997 provided the Company with funds for the growth in loans and securities. Time deposits increased $12.3 million or 6.2% during 1997 compared to 1996. Noninterest bearing demand deposits increased during 1997 $14.6 million or 14.8%. interest bearing demand deposits increased during 1997 $8.9 million or 7.9% and savings deposits increased $.9 million or 6.2%. The latter three categories, which are considered the lowest cost deposits, comprised 54.4% of total deposits at December 31, 1997 compared to 53.3% at December 31, 1996. The increase in total deposits is reflective of overall bank growth and branch expansion and was the primary source of funding the increase in loans.

      The following table sets forth the Company's deposits by category for the years ended December 31, 1997 and 1996.

                                                                              YEAR ENDED DECEMBER 31,
                                                                     -----------------------------------------
                                                                            1997                   1996
                                                                     ----------------        -----------------
                                                                                  (IN THOUSANDS)
Noninterest Bearing Demand Deposits . . . . . . . . . .               $        113,499        $        98,901
Interest Bearing Demand Deposits  . . . . . . . . . . .                        121,861                112,957
Savings Deposits  . . . . . . . . . . . . . . . . . . .                         16,155                 15,213
Time Deposits . . . . . . . . . . . . . . . . . . . . .                        211,159                198,879
                                                                      ----------------        ---------------

            Total Deposits  . . . . . . . . . . . . . .               $        462,674        $       425,950
                                                                      ================        ===============

      Short-term obligations, consisting primarily of FHLB Dallas advances and federal funds purchased, increased $27.7 million or 405.2% to $34.5 million during 1997 when compared to 1996. This increase reflects a strategically planned increase in balance sheet leverage to achieve certain ALCO objectives.

      Long-term obligations consisting of FHLB Dallas advances increased in 1997 to $28.5 million or 213.8% compared to $9.1 million in 1996. The advances were obtained from FHLB Dallas to partially fund long-term loans. FHLB Dallas advances are collateralized by FHLB Dallas stock, nonspecified real estate loans and securities.

      During the year ended December 31, 1997 total time deposits of $100,000 or more increased $6.4 million or 11.5% from December 31, 1996. This increase was due to overall bank growth and an increase in public funds, which are funds from public entities.

      The table below sets forth the maturity distribution of time deposits of $100,000 or more issued by the Company at December 31, 1997 and 1996.

                                               DECEMBER 31, 1997                    DECEMBER 31, 1996
                                     ----------------------------------    -------------------------------
                                        TIME          OTHER                   TIME       OTHER
                                     CERTIFICATES     TIME                CERTIFICATES   TIME
                                     OF DEPOSIT     DEPOSITS     TOTAL     OF DEPOSIT  DEPOSITS     TOTAL
                                     ----------     --------     -----     ----------  --------     -----
                                                  (IN THOUSANDS)                    (IN THOUSANDS)
Three months or less ..............  $   14,971  $    6,140  $   21,111  $   15,767  $    4,482  $   20,249
Over three to six months ..........       9,810       6,000      15,810       9,170       4,000      13,170
Over six to twelve months .........      11,038      11,038       9,270                               9,270
Over twelve months ................      14,193                  14,193      13,069                  13,069
                                     ----------  ----------  ----------  ----------  ----------  ----------

          Total ...................  $   50,012  $   12,140  $   62,152  $   47,276  $    8,482  $   55,758
                                     ==========  ==========  ==========  ==========  ==========  ==========

THE BANKING INDUSTRY IN TEXAS

      The banking industry is affected by general economic conditions such as interest rates, inflation, recession, unemployment and other factors beyond the Company's control. During the mid to late 1980s, declining oil prices had an indirect effect on the Company's business, and the deteriorating real estate market caused a significant portion of the increase in the Company's nonperforming assets during that period. During the early 1990s a mild recovery took place in East Texas and much of the nation. This recovery continued into 1996 and 1997 and at this time the economic activity in the State and East Texas appears to be stable to improving with some growth areas resulting. One area of concern continues to be the nationwide increase in the personal bankruptcy rate. Management expects this trend to have some adverse effect on the Company's net charge-offs. Management of the Company, however, cannot predict whether current economic conditions will improve, remain the same or decline.

COMPETITION

      The activities engaged in by the Company are highly competitive. Financial institutions such as savings and loan associations, credit unions, consumer finance companies, insurance companies, brokerage companies and other financial institutions with varying degrees of regulatory restrictions compete vigorously for a share of the financial services market. Brokerage companies continue to become more competitive in the financial services arena and pose an ever increasing challenge to banks. Legislative changes also greatly affect the level of competition the Company faces. Currently, the Company must compete against some institutions located in Tyler, Texas and elsewhere which have capital resources and legal loan limits substantially in excess of those available to the Company. The Company expects the competition it faces to continue to increase.

EMPLOYEES

      At December 31, 1997, the Company employed approximately 275 full time equivalent persons. None of the employees are represented by any unions or similar groups, and the Company has not experienced any type of strike or labor dispute. The Company considers its relationship with its employees to be good.

LITIGATION

      The Company is party to legal proceedings arising in the normal conduct of business. Management of the Company believes that such litigation is not material to the financial position or results of the operations of the Company.

PROPERTIES

      The Company completed expansion and remodeling of the Bank headquarters at Beckham Avenue during the second half of 1997. Remodeling of the annex building, to accommodate the Company's new centralized phone center, immediately across the parking lot from the bank headquarters, is expected to be completed during 1998.

      Due to growth, in 1997 the Company acquired the Gentry Parkway branch facility which was previously being leased and added a second ATM. After remodeling is complete, this branch will provide expanded facilities adequate to service this growing market area.

      The Bank owns the following properties:

      o A two story building in Tyler, Texas, at 1201 South Beckham Avenue, a parking lot across the street and the property adjacent to the main bank building, known as the Southside Bank Annex. These properties house the executive offices of the Company.

      o Property and a building directly adjacent to the building housing the Southside Bank Annex. The building is referred to as the Operations Annex, where various back office lending and accounts payable operations are located.

      o Land and building located at 1010 East First Street in Tyler where Motor Bank facilities are located.

      o 4.05 acres of land located at the intersection of South Broadway and Grande Boulevard in Tyler. The entire tract is occupied by the Bank's South Broadway branch, which currently provides a full line of banking services.

      o Property on South Broadway near the South Broadway branch where Motor Bank facilities are located.

      o          Thirteen ATM facilities located throughout Tyler and Smith
                 County.

      o Building located in the downtown square of Tyler which houses the Bank's Downtown branch, providing a full line of banking services.

      o          Gentry Parkway branch and motor bank facility.

      In addition, the Bank leases space for its four grocery store branches. Management believes its facilities are adequate for its current needs.

                           SUPERVISION AND REGULATION

      Banking is a complex, highly regulated industry. The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. In furtherance of these goals, Congress has created several largely autonomous regulatory agencies and enacted numerous laws that govern banks, bank holding companies and the banking industry. The descriptions of and references to the statutes and regulations below are brief summaries and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

THE COMPANY

      As bank holding companies under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), the Company and Southside Delaware are registered with and subject to regulation by the FRB. The Company and Southside Delaware are required to file annual and other reports with, and furnish information to, the FRB, which makes periodic inspections of the Company and Southside Delaware.

      The BHC Act provides that a bank holding company must obtain the prior approval of the FRB for the acquisition of more than 5% of the voting stock or substantially all the assets of any bank or bank holding company. In addition, the BHC Act restricts the extension of credit to any bank holding company by its subsidiary bank. The BHC Act also provides that, with certain exceptions, a bank holding company may not (i) engage in any activities other than those of banking or managing or controlling banks and other authorized subsidiaries or
(ii) own or control more than 5% of the voting shares of any company that is not a bank. The FRB has deemed certain limited activities to be closely related to banking and therefore permissible for a bank holding company to engage in.

      In approving acquisitions by bank holding companies of banks and companies engaged in banking-related activities, the FRB considers whether the performance of any such activity by an affiliate of the holding company can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The FRB has cease-and-desist powers over bank holding companies and their nonbanking subsidiaries where their actions would constitute a serious threat to the safety, soundness or stability of a subsidiary bank. Federal regulatory agencies also have authority to regulate debt obligations (other than commercial paper) issued by bank holding companies. This authority includes the power to impose interest ceilings and reserve requirements on such debt obligations. A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

      Federal banking law generally provides that a bank holding company may acquire or establish banks in any state of the United States, subject to certain aging and deposit concentration limits. In addition, Texas banking laws permit a bank holding company which owns stock of a bank located outside the State of Texas (an "Out-of-State Bank Holding Company") to acquire a bank or bank holding company located in Texas. Such acquisition may occur only if the Texas bank to be directly or indirectly controlled by the Out-of-State Bank Holding Company has existed and continuously operated as a bank for a period of at least five years. In any event, however, a bank holding company may not own or control banks in Texas the deposits of which would exceed 20% of the total deposits of all federally-insured deposits in Texas.

      The FRB has promulgated capital adequacy regulations to which all bank holding companies that have assets in excess of $150 million are subject. The FRB's capital adequacy regulations are based upon a risk based capital determination, whereby a bank holding company's capital adequacy is determined in light of the risk, both on- and off-balance sheet, contained in the company's assets. Different categories of assets are assigned risk weightings and, based thereon, are counted at a percentage (from 0% to 100%) of their book value. The regulations divide capital between Tier 1 capital (core capital) and Tier 2 capital. For a bank holding company, Tier 1 capital consists primarily of common stock, noncumulative perpetual preferred stock, related surplus, minority interests in consolidated subsidiaries and a limited amount of qualifying cumulative preferred securities such as the Preferred Securities.
Goodwill and certain other intangibles are excluded from Tier 1 capital.   Tier
2 capital consists of varying percentages of the reserve for loan losses, all other types of preferred stock not included in Tier 1 capital, hybrid capital instruments and term subordinated debt. Investments in and loans to unconsolidated banking and finance subsidiaries that constitute capital of those subsidiaries are excluded from capital. The sum of Tier 1 and Tier 2 capital constitutes qualifying total capital. The Tier 1 component must comprise at least 50% of qualifying total capital.


      The FRB risk-based capital standards contemplate that evaluation of capital adequacy will take account of a wide range of other factors, including overall interest rate exposure; liquidity, funding and market risks; the quality and level of earnings; investment, loan portfolio, and other concentrations of credit; certain risks arising from nontraditional activities; the quality of loans and investments; the effectiveness of loan and investment policies; and management's overall ability to monitor and control financial and operating risks including the risks presented by concentrations of credit and nontraditional activities.

      In addition, the FRB has established minimum Leverage Ratio (Tier 1 capital to quarterly average total assets) guidelines for bank holding companies and banks. These guidelines provide for a minimum Leverage Ratio of 3% for bank holding companies and banks that meet certain specified criteria, including having the highest regulatory rating. All other banking organizations are required to maintain a Leverage Ratio of at least 3% plus and additional cushion of 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory level, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the FRB will continue to consider a "Tangible Tier 1 Leverage Ratio" in evaluating proposals for expansion or new activities. The Tangible Tier 1 Leverage Ratio is the ratio of Tier 1 capital, less intangibles not deducted from Tier 1 capital, to quarterly average total assets. As of December 31, 1997, the FRB had not advised the Company of any specific minimum Tangible Tier 1 Leverage Ratio applicable to it.

      As a bank holding company that does not, as an entity, currently engage in separate business activities of a material nature, the Company's ability to pay cash dividends depends upon the cash dividends it receives from the Bank through Southside Delaware. The Company's only sources of income are (i) dividends paid by the Bank and (ii) the tax savings, if any, that result from the filing of consolidated income tax returns for the Company, Southside Delaware and the Bank. The Company must pay all of its operating expenses from funds received by it from the Bank. Therefore, shareholders may receive dividends from the Company only to the extent that funds are available after payment of the Company's operating expenses. Consistent with its policy regarding bank holding companies serving as a source of financial strength for their subsidiary banks, the FRB has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. In addition, the Company is subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain an adequate level of capital as described above.


THE BANK

      The Bank is subject to various requirements and restrictions under the laws of the United States and the State of Texas, and to regulation, supervision and regular examination by the TDB and the FDIC. The TDB and the FDIC have the power to enforce compliance with applicable banking statutes and regulations. Such requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of the Bank.

      TRANSACTIONS WITH AFFILIATES. With respect to the federal legislation applicable to the Bank, the Federal Reserve Act, as amended by the Competitive Equality Banking Act of 1987, prohibits the Bank from engaging in specified transactions (including, for example, loans) with certain affiliates unless the terms and conditions of such transactions are substantially the same or at least as favorable to the Bank as those prevailing at the time for comparable transactions with or involving other nonaffiliated entities. In the absence of such comparable transactions, any transaction between the Bank and its affiliates must be on terms and under circumstances, including credit standards, that in good faith would be offered or would apply to nonaffiliated companies. In addition, certain transactions, referred to as "covered transactions," between the Bank and its affiliates may not exceed 10% of the Bank's capital and surplus per affiliate and an aggregate of 20% of its capital and surplus for covered transactions with all affiliates. Certain transactions with affiliates, such as loans, also must be secured by collateral of specific types and amounts. Finally, the Bank is prohibited from purchasing low quality assets from an affiliate. Every company under common control with the Bank, including the Company and Southside Delaware, are deemed to be affiliates of the Bank.

      LOANS TO INSIDERS. Federal law also constrains the types and amounts of loans that the Bank may make to its executive officers, directors and principal shareholders. Among other things, such loans must be approved by the Bank's board of directors in advance and must be on terms and conditions as favorable to the Bank as those available to an unrelated person.

      REGULATION OF LENDING ACTIVITIES. Loans made by the Bank are also subject to numerous federal and state laws and regulations, including the Truth-In-Lending Act, Federal Consumer Credit Protection Act, the Texas Consumer Credit Code, the Texas Consumer Protection Code, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act and adjustable rate mortgage disclosure requirements. Remedies to the borrower and penalties to the Bank are provided for failure of the Bank to comply with such laws and regulations. The scope and requirements of such laws and regulations have expanded significantly in recent years.

      BRANCH BANKING. Pursuant to the Texas Finance Code, all banks located in Texas are authorized to branch statewide. Accordingly, a bank located anywhere in Texas has the ability, subject to regulatory approval, to establish branch facilities near any of the Bank's facilities and within its market areas. If other banks were to establish branch facilities near the Bank or any of its facilities, it is uncertain whether such branch facilities would have a materially adverse effect on the business of the Bank.

      In addition, in 1994 Congress adopted the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Reigle Act"). That statute provides for nationwide interstate banking and branching. However, during 1995, the Texas legislature elected to opt out of the branching provisions under the Reigle Act until 1999, which effectively prohibits out of state banks from opening branches in Texas until at least 1999. Similarly, banks located in Texas are generally prohibited from opening branches outside of Texas. The Texas legislature will revisit that issue during the 1999 session. Therefore, interstate branching will continue to be prohibited in Texas until at least 1999.

      GOVERNMENTAL MONETARY POLICIES. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the FRB. Changes in the discount rate on member bank borrowings, control of borrowings, open market operations, the imposition of and changes in reserve requirements against member banks, deposits and assets of foreign branches, the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates and the placing of limits on interest rates which member banks may pay on time and savings deposits are some of the instruments of monetary policy available to the FRB. Those monetary policies influence to a significant extent the overall growth of bank loans, investments and deposits and the interest rates charged on loans or paid on time and savings deposits. The nature of future monetary policies and the effect of such policies on the future business and earnings of the Bank, therefore, cannot be predicted accurately.

      DIVIDENDS. All dividends paid by the Bank are paid to the Company, the sole indirect shareholder of the Bank, through Southside Delaware. The general dividend policy of the Bank is to pay dividends at levels consistent with maintaining liquidity and preserving applicable capital ratios and servicing obligations of the Company. The dividend policy of the Bank is subject to the discretion of the board of directors of the Bank and will depend upon such factors as future earnings, financial conditions, cash needs, capital adequacy, compliance with applicable statutory and regulatory requirements and general business conditions.

      The ability of the Bank, as a Texas banking association, to pay dividends is restricted under applicable law and regulations. The Bank generally may not pay a dividend reducing its capital and surplus without the prior approval of the Texas Banking Commissioner. All dividends must be paid out of net profits then on hand, after deducting expenses, including losses and provisions for loan losses. Additionally, the FDIC has the right to prohibit the payment of dividends by a bank where such payment is deemed to be an unsafe and unsound banking practice. The Bank is also subject to certain restrictions on the payment of dividends as a result of the requirements that it maintain an adequate level of capital in accordance with guidelines promulgated from time to time by the FDIC.

      The exact amount of future dividends on the stock of the Bank will be a function of the profitability of the Bank in general and applicable tax rates in effect from year to year. The Bank's ability to pay dividends in the future will directly depend on its future profitability, which cannot be accurately estimated or assured.


      CAPITAL ADEQUACY. In 1983, Congress enacted the International Lending Supervision Act, which, among other things, directed the FDIC to establish minimum levels of capital for banks and to require banks to achieve and maintain adequate capital. Pursuant to this authority, the FDIC has promulgated capital adequacy regulations to which all state nonmember banks, such as the Bank, are subject. These requirements are substantially similar to the FRB requirements promulgated with respect to bank holding companies.


      FIRREA. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") includes various provisions that affect or may affect the Bank. Among other matters, FIRREA generally permits bank holding companies to acquire healthy thrifts as well as failed or failing thrifts. FIRREA removed certain cross-marketing prohibitions previously applicable to thrift and bank subsidiaries of a common holding company. Furthermore, a multibank holding company may now be required to indemnify the federal deposit insurance fund against losses it incurs with respect to such company's affiliated banks, which in effect makes a bank holding company's equity investments in healthy bank subsidiaries available to the FDIC to assist such company's failing or failed bank subsidiaries.

      In addition, pursuant to FIRREA, any depository institution that has been chartered less than two years, is not in compliance with the minimum capital requirements of its primary federal banking regulator or is otherwise in a troubled condition must notify its primary federal banking regulator of the proposed addition of any person to the board of directors or the employment of any person as a senior executive officer of the institution at least 30 days before such addition or employment becomes effective. During such 30-day period, the applicable federal banking regulatory agency may disapprove of the addition or employment of such director or officer. The Bank is not subject to any such requirements.

      FIRREA also expanded and increased civil and criminal penalties available for use by the appropriate regulatory agency against certain "institution-affiliated parties" primarily including (i) management, employees and agents of a financial institution, as well as (ii) independent contractors such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs and who cause or are likely to cause more than minimum financial loss to or a significant adverse affect on the institution, who knowingly or recklessly violate a law or regulation, breach a fiduciary duty or engage in unsafe or unsound practices. Such practices can include the failure of an institution to timely file required reports or the submission of inaccurate reports. Furthermore, FIRREA authorizes the appropriate banking agency to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets or take other action as determined by the ordering agency to be appropriate.

      FDICIA. FDICIA made a number of reforms addressing the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions, and improvement of accounting standards. This statute also limited deposit insurance coverage, implemented changes in consumer protection laws and provided for least-cost resolution and prompt regulatory action with regard to troubled institutions.

      FDICIA requires every bank with total assets in excess of $500 million to have an annual independent audit made of the bank's financial statements by a certified public accountant to verify that the financial statements of the bank are presented in accordance with generally accepted accounting principles and comply with such other disclosure requirements as prescribed by the FDIC.


      FDICIA also places certain restrictions on activities of banks depending on their level of capital. FDICIA divides banks into five different categories, depending on their level of capital. Under regulations recently adopted by the FDIC, a bank is deemed to be "well capitalized" if it has a total Risk-Based Capital Ratio of 10% or more, a Core Capital Ratio of 6% or more and a Leverage Ratio of 5% or more, and if the bank is not subject to an order or capital directive to meet and maintain a certain capital level. Under such regulations, a bank is deemed to be "adequately capitalized" if it has a total Risk-Based Capital Ratio of 8% or more, a Core Capital Ratio of 4% or more and a Leverage Ratio of 4% or more (unless it receives the highest composite rating at its most recent examination and is not experiencing or anticipating significant growth, in which instance it must maintain a Leverage Ratio of 3% or more). Under such regulations, a bank is deemed to be "undercapitalized" if it has a total Risk-Based Capital Ratio of less than 8%, a Core Capital Ratio of less than 4% or a Leverage Ratio of less than 4%.
Under such regulations, a bank is deemed to be "significantly undercapitalized" if it has a Risk-Based Capital Ratio of less than 6%, a Core Capital Ratio of less than 3% and a Leverage Ratio of less than 3%. Under such regulations, a bank is deemed to be "critically undercapitalized" if it has a Leverage Ratio of less than or equal to 2%. A bank may be reclassified to be in a capitalization category that is next below that indicated by its actual capital position (but not to "critically undercapitalized") if it receives a less-than-satisfactory examination rating by its examiners with respect to its asset quality, management, earnings or liquidity that has not been corrected, or it is determined that the bank is in an unsafe or unsound condition or engaged in an unsafe or unsound practice.


      In addition, if a state nonmember bank is classified as undercapitalized, the bank is required to submit a capital restoration plan to the FDIC.
Pursuant to FDICIA, an undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the FDIC of a capital restoration plan for the bank.

      Furthermore, if a state nonmember bank is classified as undercapitalized, the FDIC may take certain actions to correct the capital position of the bank. If a bank is classified as significantly undercapitalized, the FDIC is required to take one or more prompt corrective actions. These actions include, among other things, requiring: sales of new securities to bolster capital, improvements in management, limits on interest rates paid, prohibitions on transactions with affiliates, termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, FDICIA requires the bank to be placed into conservatorship or receivership within 90 days, unless the FDIC determines that other action would better achieve the purposes of FDICIA regarding prompt corrective action with respect to undercapitalized banks.

      The capital classification of a bank affects the frequency of examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by the bank. Under FDICIA, the FDIC is required to conduct a full-scope, on-site examination of every bank at least once every twelve months. An exception to this rule provides that banks that (i) have assets of less than $100 million, (ii) are categorized as "well capitalized," (iii) are found to be well managed with a composite rating of "outstanding" and (iv) have not been subject to a change in control during the last twelve months, need only be examined by the FDIC once every eighteen months.

      Under FDICIA, banks may be restricted in their ability to accept brokered deposits, depending on their capital classification. "Well capitalized" banks are permitted to accept brokered deposits, but all banks that are not well capitalized are not permitted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank.




      The federal banking agencies have established guidelines, effective August 9, 1995, which prescribe standards for depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and management compensation. The agencies may require an institution which fails to meet the standards set forth in the guidelines to submit a compliance plan. The agencies are also currently proposing standards for asset quality and earnings. The Company cannot predict what effect such guidelines will have on the Bank.


      DEPOSIT INSURANCE. Under the FDIC's risk-based insurance assessment system, which was implemented as part of FDICIA, each insured bank is placed in one of nine "assessment risk classifications" based on its capital classification and the FDIC's consideration of supervisory evaluations provided by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it has been classified by the FDIC. There is currently a twenty-seven basis point spread between the highest and lowest assessment rates, so that banks classified as strongest by the FDIC are subject in 1998 to 0% assessment, and banks classified as weakest by the FDIC are subject to an assessment rate of .27%. In addition to its insurance assessment, each insured bank is subject in 1998 to a debt service assessment of $1.26 per one hundred dollars of deposits to help recapitalize the Savings Association Insurance Fund of the FDIC. Under these assessment criteria, the Bank is required to pay annual deposit premiums to BIF in the amount of $1.26 per hundred dollars of deposits. The Bank's deposit insurance assessments may increase or decrease depending upon the risk assessment classification to which the Bank is assigned by the FDIC. Any increase in insurance assessments could have an adverse effect on the Bank's earnings.

      THE PREFERRED SECURITIES AND THE JUNIOR SUBORDINATED DEBENTURES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS OR DEPOSIT ACCOUNTS, ARE NOT OBLIGATIONS OF ANY BANKING OR NONBANKING AFFILIATE OF THE COMPANY (EXCEPT TO THE EXTENT THAT PREFERRED SECURITIES ARE GUARANTEED BY THE COMPANY AS DESCRIBED HEREIN), ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY AND INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.


      Management of the Company and the Bank cannot predict what other legislation might be enacted or what other regulations might be adopted or the effects thereof.

      THE FOREGOING IS AN ATTEMPT TO SUMMARIZE SOME OF THE RELEVANT LAWS, RULES AND REGULATIONS GOVERNING BANKS AND BANK HOLDING COMPANIES BUT DOES NOT PURPORT TO BE A COMPLETE SUMMARY OF ALL APPLICABLE LAWS, RULES AND REGULATIONS GOVERNING BANKS AND BANK HOLDING COMPANIES.

                                   MANAGEMENT

      The following table sets forth the names and ages of the directors of the Company and the executive officers of the Company and the Bank, as well as the positions of officers held by such persons.

                      NAME                       AGE                            POSITIONS HELD
      ----------------------------------         ---      ----------------------------------------------------------
      B.G. Hartley                                68      Chairman of the Board of the Company and Chairman of the
                                                          Board and Chief Executive Officer of the Bank

      Robbie N. Edmonson                         66       Vice Chairman of the Board of the Company and Vice
                                                          Chairman of the Board and Chief Administrative Officer of
                                                          the Bank

      Sam Dawson                                 51       President, Secretary and Director of the Company and
                                                          President and Chief Operations Officer of the Bank

      James F. Deakins                           64       Senior Vice President, Loan Review, of the Company

      Lee R. Gibson                              41       Executive Vice President and Chief Accounting Officer of
                                                          the Company and Executive Vice President of the Bank
      Titus E. Jones                             53       Executive Vice President, Commercial Lending, and
                                                          Director of the Bank

      Jeryl Story                                46       Senior Executive Vice President, Loan Administration, of
                                                          the Bank

      Lonny R. Uzzell                            44       Executive Vice President, Marketing, of the Bank

      H. Andy Wall                               58       Executive Vice President, Commercial Lending, and
                                                          Director of the Bank

      Fred E. Bosworth                           80       Director of the Company

      Herbert C. Buie                            67       Director of the Company

      Rollins Caldwell                           76       Director of the Company
      W.D. (Joe) Norton                          61       Director of the Company

      William Sheehy                             57       Director of the Company

      Murph Wilson                               86       Director of the Company

      Officers of the Company and the Bank are elected annually by the board of directors of the Company and the Bank, respectively. The business experience of each executive officer of the Company and the Bank and each director of the Company is set forth below.

      B.G. HARTLEY - Mr. Hartley has been Chairman of the Board of the Company since 1983. He is also Chairman of the Board and Chief Executive Officer of the Bank, having served as the Bank's Chief Executive Officer since its opening in 1960. He is a member of the Board of Directors of the American Bankers Association and East Texas Medical Center Regional Healthcare Systems, and he is Chairman of the Board of Directors of the Texas Taxpayers and Research Association and Texas Bankers General Agency, Inc. He is also a Trustee of the
R. W. Fair Foundation, and a Trustee and a member of the Executive Committee of Texas College.

      ROBBIE N. EDMONSON - Mr. Edmonson is Vice Chairman of the Board of the Company, serving since 1998. Prior to serving as Vice Chairman, Mr. Edmonson served as President of the Company since 1983. He joined the Bank as Vice President in 1968, and currently is Vice Chairman of the Board of Directors and Chief Administrative Officer of the Bank.

      SAM DAWSON - Mr. Dawson is President and Secretary of the Company, serving since 1998. Prior to serving as President, Mr. Dawson served as Executive Vice President and Secretary of the Company since 1990. He joined the Bank in 1974 and currently serves as its President and Chief Operations Officer. He is a Director of East Texas Medical Center Hospital, Cancer Institute and Rehabilitation Hospital. He is also a Director of the Tyler Area Chamber of Commerce.

      JAMES F. DEAKINS - Mr. Deakins has served as Senior Vice President, Loan Review, of the Company since 1988. He joined the Bank in 1987 as a Vice President in commercial lending.

      LEE R. GIBSON - Mr. Gibson serves as Executive Vice President and Chief Accounting Officer of the Company and Executive Vice President of the Bank. He became an officer of the Company in 1985 and of the Bank during 1984.

      TITUS E. JONES - Mr. Jones has served as Executive Vice President, Commercial Lending, and Director of the Bank since 1987. He joined the Bank in 1965.

      JERYL STORY - Mr. Story was elected Senior Executive Vice President, Loan Administration, of the Bank during 1996. He joined the Bank in 1979.

      LONNY R. UZZELL - Mr. Uzzell was elected Executive Vice President, Marketing, of the Bank during 1996. He joined the Bank in 1981.

      H. ANDY WALL - Mr. Wall has served as Executive Vice President, Commercial Lending, and Director of the Bank since 1984. He joined the Bank in 1968 and became an officer in 1969.

      FRED E. BOSWORTH - Mr. Bosworth is a Director of the Company. Before retiring in 1997, he had been Chairman of the Board of Bosworth & Associates, Inc., an independent insurance agency, since 1982. He has been associated with the insurance industry in various capacities since 1935.

      HERBERT C. BUIE - Mr. Buie is a Director of the Company. He is President of Tyler Packing Company, Inc., a meat processing firm. He was initially employed by Tyler Packing in 1947, and acquired the corporation several years later. He has served on the Board of Directors of the Church of God, School of Theology, since 1979 and also serves on the Board of Directors of the University of Texas Health Center and the Developmental Board of Directors of the University of Texas-Tyler. He also serves on the Boards of Directors of the East Texas Regional Food Bank and the Texas Chest Foundation.

      ROLLINS CALDWELL - Mr. Caldwell is a Director of the Company. He is a private investor who served as President of Caldwell Welding Supply Company for 37 years. He currently is involved in equipment and real estate leasing.

      W. D. (JOE) NORTON - Mr. Norton is a Director of the Company. He is the owner of W. D. Norton, Inc., dba Overhead Door. He also owns Norton Equipment Company. Mr. Norton served as President and principal shareholder of Norton Companies of Texas, Inc., for 25 years. He is a Director of the Tyler Area Chamber of Commerce.

      WILLIAM SHEEHY - Mr. Sheehy is a Director of the Company. He has been a partner in the law firm of Wilson, Sheehy, Knowles, Robertson and Cornelius since 1971, and a practicing attorney since 1964. Mr. Sheehy serves as the Bank's outside general counsel.

      MURPH WILSON - Mr. Wilson is a Director of the Company. He has been a partner in the law firm of Wilson, Sheehy, Knowles, Robertson and Cornelius since 1953, and a practicing attorney since 1938. He is a charter member of the Board of Directors of the Sabine River Authority. He has also served as Chairman of the Board of Directors of the Bank.

                    DESCRIPTION OF THE PREFERRED SECURITIES

GENERAL

      The following is a summary of certain terms and provisions of the Preferred Securities. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Trust Agreement. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

DISTRIBUTIONS

      The Preferred Securities represent preferred undivided beneficial interests in the assets of the Trust Issuer. Distributions on the Preferred Securities will be payable at the annual rate of ____% of the stated Liquidation Amount of $10, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to the holders of the Preferred Securities on the relevant record dates. The record date for the Preferred Securities will be, for as long as the Preferred Securities remain in book-entry form, one Business Day (as defined below) prior to the relevant Distribution payment date and, in the event the Preferred Securities are not in book-entry form, 15 days prior to the relevant Distribution payment date. Distributions will accumulate from the date of the initial issuance of the Preferred Securities and are cumulative. The first Distribution payment date for the Preferred Securities will be June 30, 1998. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). A "Business Day" shall mean any day other than a Saturday or a Sunday, or a day on which federal or state banking institutions in the Borough of Manhattan, the City of New York, or the State of Delaware are authorized or required by law, executive order or regulation to close or a day on which the Corporate Trust Office of the Property Trustee or the Debenture Trustee is closed for business.

      So long as no Debenture Event of Default has occurred and is continuing, the Company has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral of interest, quarterly Distributions on the Preferred Securities by the Trust Issuer will also be deferred during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate and on the dates that interest accrues on the Junior Subordinated Debentures. The term "Distributions" as used herein, shall include any such additional Distributions. During any such Extension Period, the Company may not, and may not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions in common stock of the Company, (c) any declaration of a dividend in connection with the implementation of a shareholders' rights plan, or the issuance of stock under any such plan in the future or the redemption or repurchase of any rights pursuant thereto, (d) payments under the Guarantee and
(e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its or its subsidiaries' directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures, (iii) make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures, other than payments pursuant to the Guarantee or (iv) redeem, purchase or acquire less than all of the outstanding Debentures or any of the Preferred Securities. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the rate of ____%, compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period. There is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of the Junior Subordinated Debentures--Right to Defer Interest Payment Obligation" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

      The revenue of the Trust Issuer available for distribution to holders of its Preferred Securities will be limited to payments under the Junior Subordinated Debentures in which the Trust Issuer will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Junior Subordinated Debentures." If the Company does not make interest payments on the Junior Subordinated Debentures, the Trust Issuer will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent the Trust Issuer has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company on a subordinated limited basis as set forth herein under "Description of the Guarantee."

      The Company has no current intention of exercising its right to defer payments of interest on the Junior Subordinated Debentures.

SUBORDINATION OF THE COMMON SECURITIES

      Payment of Distributions on and the Redemption Price of the Preferred Securities and Common Securities, as applicable, shall be made pro rata based on the Liquidation Amount of the Preferred Securities and the Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default shall have occurred and be continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or, in the case of payment of the Redemption Price, the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption, shall have been made or provided for, and all funds available to the Trust Issuer shall first be applied to the payment in full in cash of all Distributions on, or the Redemption Price of, the Preferred Securities then due and payable.

      In the case of any Event of Default under the Trust Agreement resulting from a Debenture Event of Default, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effect of all such Events of Default with respect to the Preferred Securities shall have been cured, waived or otherwise eliminated. Until any such Events of Default under the Trust Agreement shall have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

REDEMPTION

      The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at their Stated Maturity or earlier redemption as provided in the Indenture. The proceeds from such repayment or redemption shall be applied by the Trust Issuer to redeem a Like Amount (as defined below) of the Trust Securities at a redemption price, with respect to the Preferred Securities, equal to the aggregate Liquidation Amount of such Preferred Securities plus accumulated and unpaid Distributions thereon (the "Redemption Price") to the date of redemption (the "Redemption Date"). For a description of the Stated Maturity and redemption provisions of the Junior Subordinated Debentures, see "Description of the Junior Subordinated Debentures--General" and "--Redemption or Exchange."

      The Company has the option, subject to regulatory approval if then required, to redeem the Junior Subordinated Debentures prior to maturity on or after June 30, 2003, in whole at any time or in part from time to time, and thereby cause a mandatory redemption of a Like Amount of the Trust Securities. See "Description of the Junior Subordinated Debentures--Redemption or Exchange." Any time that a Tax Event, an Investment Company Event or a Capital Treatment Event shall occur and be continuing, the Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of the Trust Securities in whole (but not in part). See "Description of the Junior Subordinated Debentures--Redemption or Exchange."

      "Like Amount" means (i) with respect to a redemption of the Preferred Securities, Preferred Securities having a Liquidation Amount equal to that portion of the principal amount of the Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, allocated to the Common Securities and to the Preferred Securities pro rata based upon the relative Liquidation Amounts of such Trust Securities and the proceeds of which will be used to pay the Redemption Price of such Preferred Securities and (ii) with respect to a distribution of the Junior Subordinated Debentures to holders of the Preferred Securities in exchange therefor in connection with a dissolution or liquidation of the Trust Issuer, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Preferred Securities of the holder to whom such Junior Subordinated Debentures would be distributed.

REDEMPTION PROCEDURES

      Preferred Securities redeemed on any Redemption Date shall be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of a Like Amount of the Junior Subordinated Debentures. Redemptions of the Preferred Securities shall be made and the Redemption Price shall be paid on each Redemption Date only to the extent that the Trust Issuer has funds on hand available for the payment of such Redemption Price. See also "Description of the Preferred Securities--Subordination of the Common Securities."

      If the Trust Issuer gives a notice of redemption in respect of the Preferred Securities, then, by 10:00 a.m., New York City time, on the Redemption Date, to the extent funds are available, the Property Trustee will deposit irrevocably with DTC funds sufficient to pay the applicable Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders of such Preferred Securities. See "Book-Entry, Delivery and Form." If the Preferred Securities are no longer in book-entry form, the Property Trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the applicable redemption price and will give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for the Preferred Securities called for redemption shall be payable to the holders of the Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then, upon the date of such deposit, all rights of the holders of the Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding.

      In the event that any date fixed for redemption of the Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of the Preferred Securities called for redemption is improperly withheld or refused and not paid either by the Trust Issuer or by the Company pursuant to the Guarantee as described under "Description of the Guarantee," Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by the Trust Issuer for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

      Subject to applicable law (including, without limitation, United States federal securities law), the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by private agreement.

      Payment of the Redemption Price on the Preferred Securities shall be made to the applicable recordholders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date shall be one Business Day prior to the relevant Redemption Date; provided, however, in the event the Preferred Securities do not remain in book entry form, the relevant record date shall be the date 15 days prior to the Redemption Date.

      If less than all of the Preferred Securities and Common Securities issued by the Trust Issuer are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of the Preferred Securities and Common Securities to be redeemed shall be allocated pro rata to the Preferred Securities and the Common Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Property Trustee from the outstanding Preferred Securities not previously called for redemption by such method (including, without limitation, by lot) as the Property Trustee shall deem fair and appropriate, or if the Preferred Securities are then held in the form of a global preferred security, in accordance with DTC's customary procedures. The Property Trustee shall promptly notify the trust registrar in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of the Preferred Securities shall relate, in the case of the Preferred Securities redeemed or to be redeemed only in part, to the portion of the aggregate Liquidation Amount of the Preferred Securities which has been or is to be redeemed.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of the Preferred Securities to be redeemed at its registered address. Unless the Company defaults in payment of the Redemption Price on the Junior Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on the Junior Subordinated Debentures or portions thereof (and Distributions will cease to accumulate on the Preferred Securities or portions thereof) called for redemption.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

      The Company has the right, subject to regulatory approval if then required, at any time to dissolve the Trust Issuer and, after satisfaction of the liabilities of creditors of the Trust Issuer as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and Common Securities in exchange therefor upon liquidation of the Trust Issuer. In addition, the Trust Issuer shall automatically dissolve upon expiration of its term on June 30, 2028 and shall dissolve on the first to occur of (i) certain events of bankruptcy, dissolution or liquidation of the Company, subject in certain instances to any such event remaining in effect for a period of 90 consecutive days; (ii) redemption of all of the Preferred Securities as described under "Description of the Preferred Securities--Redemption;" and (iii) the entry of an order for the dissolution of the Trust Issuer by a court of competent jurisdiction.

      After the liquidation date fixed for any distribution of the Junior Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, (ii) DTC or its nominee, as the registered holder of Preferred Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution with respect to Preferred Securities held by DTC or its nominee, and (iii) any certificates representing the Preferred Securities not held by DTC or its nominee will be deemed to represent Junior Subordinated Debentures having a principal amount equal to the stated Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid Distributions on such series of the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance. The holder of the Common Securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that if a Debenture Event of Default has occurred and is continuing, the Preferred Securities shall have a priority over the Common Securities with respect to any such distributions.

      Under current United States federal income tax law and interpretations, a distribution of the Junior Subordinated Debentures will not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences--Distribution of the Junior Subordinated Debentures to Holders of the Preferred Securities." If the Company elects neither to redeem the Junior Subordinated Debentures prior to maturity, nor to liquidate the Trust Issuer and distribute the Junior Subordinated Debentures to holders of the Trust Securities in exchange therefor, the Trust Securities will remain outstanding until the Stated Maturity of the Junior Subordinated Debentures.

      If the Company elects to liquidate the Trust Issuer and thereby causes the Junior Subordinated Debentures to be distributed to holders of the Trust Securities in exchange therefor upon liquidation of the Trust Issuer, the Company will continue to have the right to redeem the Junior Subordinated Debentures in certain circumstances as described under "Description of the Junior Subordinated Debentures--Redemption or Exchange."

EVENTS OF DEFAULT; NOTICE

      Any one of the following events constitutes an "Event of Default" under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities issued thereunder (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

                 (i) the occurrence of a Debenture Event of Default under the Indenture (see "Description of the Junior Subordinated
      Debentures--Debenture Events of Default"); or

                 (ii) default in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

                 (iii) default in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

                 (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trust Issuer Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting Trust Issuer Trustee or Trustees by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

                 (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

      Within 90 days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as holder of the Common Securities, unless such Event of Default shall have been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all of the conditions and covenants applicable to them under the Trust Agreement.

      If a Debenture Event of Default has occurred and is continuing, the Preferred Securities shall have a preference over the Common Securities as described above. See "Description of the Preferred Securities--Subordination of the Common Securities" and "--Liquidation Distribution Upon Dissolution." The existence of a Debenture Event of Default does not entitle the holders of the Preferred Securities to accelerate the maturity thereof.

REMOVAL OF THE TRUST ISSUER TRUSTEES

      Unless a Debenture Event of Default shall have occurred and be continuing, any Trust Issuer Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of any Trust Issuer Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

      Unless an Event of Default shall have occurred and be continuing, at any time or from time to time, for the purpose of meeting the legal requirements of the Trust Indenture Act of 1939, as amended, (the "Trust Indenture Act") if applicable, or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, the Company, as the holder of the Common Securities, shall have power to appoint one or more persons either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In the event a Debenture Event of Default has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.

MERGER OR CONSOLIDATION OF THE TRUST ISSUER TRUSTEES

      Any entity into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such Trust Issuer Trustee shall be a party or any entity succeeding to all or substantially all of the corporate trust business of such Trust Issuer Trustee, shall be the successor of such Trust Issuer Trustee under the Trust Agreement, provided such entity shall be otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS OR REPLACEMENTS OF THE TRUST ISSUER

      The Trust Issuer may not merge or consolidate with or into, be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any entity, except as described below or as otherwise described in the Trust Agreement. The Trust Issuer may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge or consolidate with or into, be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, a trust organized as such under the laws of any state; provided that (i) such successor entity either (a) expressly assumes all of the obligations of the Trust Issuer with respect to the Preferred Securities or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Junior Subordinated Debentures, (iii) the Successor Securities are registered or listed, or any Successor Securities will be registered or listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then registered or listed, if any, (iv) such merger, consolidation, replacement, conveyance, transfer or lease does not cause the Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (vi) such successor entity has a purpose substantially identical to that of the Trust Issuer, (vii) prior to such merger, consolidation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the Trust Issuer experienced in such matters to the effect that (a) such merger, consolidation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect and (b) following such merger, consolidation, replacement, conveyance, transfer or lease, neither the Trust Issuer nor such successor entity will be required to register as an investment company under the Investment Company Act and (viii) the Company or any permitted successor or assignee owns all of the common securities or its equivalent of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, the Trust Issuer shall not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, merge or consolidate with or into or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to merge or consolidate with or into the Trust Issuer, if such merger or consolidation, replacement, conveyance, transfer or lease would cause the Trust Issuer or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF THE TRUST AGREEMENT

      Except as provided below and under "Description of the Guarantee--Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

      The Trust Agreement may be amended from time to time by the holder of the Common Securities, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities, (i) with respect to acceptance of appointment of a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in the Trust Agreement that may be inconsistent with any other provision or to make any other provisions with respect to matters or questions arising under the Trust Agreement, which shall not be inconsistent with the other provisions of the Trust Agreement or (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as shall be necessary to ensure that the Trust Issuer will be classified for United States federal income tax purposes as a grantor trust at all times that the Preferred Securities are outstanding or to ensure that the Trust Issuer will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (ii), such action shall not adversely affect in any material respect the interests of any holder of the Preferred Securities, and any such amendments of the Trust Agreement shall become effective when notice thereof is given to the holders of the Preferred Securities. The Trust Agreement may be amended by the Trust Issuer Trustees and the holder of the Common Securities (i) with the consent of holders representing not less than a majority (based upon Liquidation Amounts) of the outstanding Preferred Securities and (ii) upon receipt by the Trust Issuer Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trust Issuer Trustees in accordance with such amendment will not affect the Trust Issuer's status as a grantor trust for United States federal income tax purposes or the Trust Issuer's exemption from status as an "investment company" under the Investment Company Act, provided that without the consent of each holder of the Preferred Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Preferred Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Preferred Securities as of a specified date or (b) restrict the right of a holder of the Preferred Securities to institute suit for the enforcement of any such payment on or after such date.

      So long as the Junior Subordinated Debentures are held by the Property Trustee, the Trust Issuer Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee or executing any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture would require the consent of each holder of the Junior Subordinated Debentures affected thereby, no such consent shall be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trust Issuer Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee shall notify each holder of the Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trust Issuer shall obtain an opinion of counsel experienced in such matters to the effect that the Trust Issuer will continue to be classified as a grantor trust and not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

      Any required approval of holders of the Preferred Securities may be given at a meeting of holders of the Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of the Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of the Preferred Securities in the manner set forth in the Trust Agreement.

      No vote or consent of the holders of the Preferred Securities will be required for the Trust Issuer to redeem and cancel the Preferred Securities in accordance with the Trust Agreement.

      Notwithstanding that holders of the Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trust Issuer Trustees or any affiliate of the Company or the Trust Issuer Trustees shall, for purposes of such vote or consent, be treated as if they were not outstanding.

LIQUIDATION VALUE

      The amount payable on the Preferred Securities in the event of any liquidation of the Trust Issuer is $10 per Preferred Security plus accumulated and unpaid Distributions, which may be in the form of a distribution of such amount in Junior Subordinated Debentures, subject to certain exceptions. See "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution."

EXPENSES AND TAXES

      In the Indenture, the Company, as borrower, has agreed to pay all debts and other obligations (other than with respect to the Preferred Securities) and all costs and expenses of the Trust Issuer (including costs and expenses relating to the organization of the Trust Issuer, the fees and expenses of the Trust Issuer Trustees and the costs and expenses relating to the operation of the Trust Issuer) and to pay any and all taxes and all costs and expenses with respect thereto (other than United States withholding taxes) to which the Trust Issuer might become subject. The foregoing obligations of the Company under the Indenture are for the benefit of, and shall be enforceable by, any person to whom any such debts, obligations, costs, expenses and taxes are owed (a "Creditor") whether or not such Creditor has received notice thereof. Any such Creditor may enforce such obligations of the Company directly against the Company, and the Company has irrevocably waived any right or remedy to require that any such Creditor take any action against the Trust Issuer or any other person before proceeding against the Company. The Company has also agreed in the Indenture to execute such additional agreements as may be necessary or desirable to give full effect to the foregoing.

BOOK ENTRY, DELIVERY AND FORM

      The Preferred Securities will be issued in the form of one or more fully registered global securities which will be deposited with or on behalf of DTC and registered in the name of DTC's nominee. Unless and until it is exchangeable in whole or in part for the Preferred Securities in definitive form, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

      Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee (a "Participant") or persons that may hold interests through Participants. The Company expects that, upon the issuance of a global security, DTC will credit, on its book-entry registration and transfer system, the Participants' accounts with their respective Liquidation Amounts of the Preferred Securities represented by such global security. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of Persons who hold Preferred Securities through Participants). Beneficial owners will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations from the Participants through which the beneficial owner enters into the transaction. Transfers of ownership interests will be accomplished by entries on the books of Participants acting on behalf of the beneficial owners.

      So long as DTC, or its nominee, is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Securities represented by such global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to receive physical delivery of the Preferred Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in such a global security must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person holds its interest, to


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

exercise any rights of a holder of Preferred Securities under the Indenture. The Company understands that, under DTC's existing practices, in the event that the Company requests any action of holders, or an owner of a beneficial interest in such a global security desires to take any action which a holder is entitled to take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interests to take such action, and such Participants would authorize beneficial owners holding their interests through such Participants to take such action or would otherwise act upon the instructions of beneficial owners holding their interests through them. Redemption notices will also be sent to DTC. If less than all of the Preferred Securities are being redeemed, the Company understands that it is DTC's existing practice to determine by lot the amount of the interest of each Participant to be redeemed.

      Distributions on the Preferred Securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global security representing such Preferred Securities. None of the Company, the Trust Issuer Trustees, any Paying Agent (as defined herein) or any other agent of the Company or the Trust Issuer Trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such Preferred Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Disbursements of Distributions to Participants shall be the responsibility of DTC. DTC's practice is to credit Participants' accounts on the relevant payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Company, the Trust Issuer Trustees, the Paying Agent or any other agent of the Company, subject to any statutory or regulatory requirements as may be in effect from time to time.

      DTC may discontinue providing its services as securities depositary with respect to the Preferred Securities at any time by giving reasonable notice to the Company or the Trust Issuer Trustees. If DTC notifies the Company that it is unwilling to continue as such, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by the Company within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, the Company will issue the Preferred Securities in definitive form upon registration of transfer of, or in exchange for, such global security. In addition, the Company may at any time and in its sole discretion determine not to have the Preferred Securities represented by one or more global securities and, in such event, will issue Preferred Securities in definitive form in exchange for all of the global securities representing such Preferred Securities.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants in DTC include organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

SAME-DAY SETTLEMENT AND PAYMENT

      Settlement for the Preferred Securities will be made by the Underwriter in immediately available funds.

      Secondary trading in preferred securities of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Preferred Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Preferred Securities.

PAYMENT AND PAYING AGENCY

      Payments in respect of the Preferred Securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable Distribution Dates or, if the Preferred Securities are not held by DTC, such payments will be made by check mailed to the address of the holder entitled thereto as such address appears on the securities register for the Trust Securities. The paying agent (the "Paying Agent") will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees. The Paying Agent will be permitted to resign as Paying Agent upon 30 days' written


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

notice to the Property Trustee and the Administrative Trustees. If the Property Trustee is no longer the Paying Agent, the Property Trustee will appoint a successor (which must be a bank or trust company reasonably acceptable to the Administrative Trustees and the Company) to act as Paying Agent.

REGISTRAR AND TRANSFER AGENT

      The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust Issuer, except for the payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. In the event of any redemption, the Trust Issuer will not be required to (i) issue, register the transfer of, or exchange any Preferred Securities during a period beginning at the opening of business 15 days before the date of mailing of a notice of redemption of any Preferred Securities called for redemption and ending at the close of business on the day of such mailing; or (ii) register the transfer or exchange of any Preferred Securities so selected for redemption, in whole or in part, except the unredeemed portion of any such Preferred Securities being redeemed in part.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

      The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as it deems advisable and in the best interests of the holders of the Preferred Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

      The Trust Issuer Trustees are authorized and directed to conduct the affairs of and to operate the Trust Issuer in such a way that the Trust Issuer will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes or as other than a grantor trust and so that the Junior Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. The Company and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust Issuer or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

      Holders of the Preferred Securities have no preemptive or similar rights.

      The Trust Issuer may not borrow money or issue debt or mortgage or pledge any of its assets.

      The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the laws of the State of Delaware.

               DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

      The Junior Subordinated Debentures are to be issued under the Indenture between the Company and U.S. Trust Company of Texas, N.A., as the "Debenture Trustee." The Indenture will be qualified as an Indenture under the Trust Indenture Act. This summary of certain terms and provisions of the Junior Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and to the Trust Indenture Act. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

      Concurrently with the issuance of the Preferred Securities, the Trust Issuer will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Junior Subordinated Debentures. The Junior Subordinated Debentures will bear interest, accruing from the date of original issuance, in respect of the principal amount thereof, at the annual rate of ____%, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year


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

(each, an "Interest Payment Date"), commencing June 30, 1998, to the person in whose name each Junior Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the relevant record date. The record dates for the Junior Subordinated Debentures will be, for so long as they are held by the Trust Issuer or in global form, the Business Day next preceding such Interest Payment Date and, in the case of Junior Subordinated Debentures not held by the Trust Issuer or in global form, the 15th day (whether or not a Business Day) prior to each Interest Payment Date. It is anticipated that, until the liquidation, if any, of the Trust Issuer, the Junior Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Trust Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of ____% thereof, compounded quarterly from the relevant Interest Payment Date. The term "interest" as used herein shall include quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest (as defined below), as applicable.

      The Junior Subordinated Debentures will mature on June 30, 2028. The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Indebtedness of the Company. See "--Subordination." Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary, including the Bank, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of the holders of the Preferred Securities to benefit indirectly from such distributions), is subject to the prior claims of creditors of that subsidiary, except to the extent that the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the Junior Subordinated Debentures (and therefore the Preferred Securities) will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and holders of the Junior Subordinated Debentures should look only to the assets of the Company for payments on the Junior Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Indebtedness, whether under the Indenture or any existing or other indenture that the Company may enter into in the future or otherwise.

RIGHT TO DEFER INTEREST PAYMENT OBLIGATION

      So long as no Debenture Event of Default has occurred and is continuing, the Company has the right under the Indenture at any time or from time to time during the term of the Junior Subordinated Debentures to defer the payment of interest on the Junior Subordinated Debentures for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. At the end of each Extension Period, the Company must pay all interest then accrued and unpaid on the Junior Subordinated Debentures (together with interest on such unpaid interest at the annual rate of ____%, compounded quarterly from the relevant Interest Payment Date, to the extent permitted by applicable law). During an Extension Period, interest would continue to accrue and holders of the Junior Subordinated Debentures would be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

      During any such Extension Period, the Company may not, and may not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions in common stock of the Company, (c) any declaration of a dividend in connection with the implementation of a shareholders' rights plan, the issuance of stock under any such plan in the future or the redemption or repurchase of any rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its or its subsidiaries' directors, officers or employees),
(ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures, (iii) make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures other then payments pursuant to the Guarantee, or (iv) redeem, purchase or acquire less than all the outstanding Junior Subordinated Debentures or any of the Preferred Securities. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the rate of ____%, compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof.


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

      The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extension Period at least one Business Day prior to the earlier of (i) (a) the date interest on the Junior Subordinated Debentures would have been payable except for the election to begin such Extension Period (if the Property Trustee is not then the only registered holder of the Debentures), (b) the date such Distributions are payable (if the Property Trustee is then the only registered holder of Debentures); or (ii) the date the Administrative Trustees are required to give notice of the record date for payments of interest on the Junior Subordinated Debentures, or the date Distributions are payable, to the Nasdaq National Market or other applicable self-regulatory organization or to holders of the Preferred Securities or Junior Subordinated Debentures as of the record date, but in any event not less than one Business Day prior to such record date. The Debenture Trustee shall give notice of the Company's election to begin a new Extension Period to the holders of the Preferred Securities. There is no limitation on the number of times that the Company may elect to begin an Extension Period.

ADDITIONAL INTEREST

      If the Trust Issuer or the Property Trustee is required to pay any additional taxes, duties, assessments or other governmental charges as a result of a Tax Event, the Company will pay such additional amounts (the "Additional Interest") on the Junior Subordinated Debentures as shall be required so that the Distributions payable by the Trust Issuer shall not be reduced as a result of any such additional taxes, duties or other governmental charges.

REDEMPTION OR EXCHANGE

      The Company will have the right to redeem the Junior Subordinated Debentures prior to maturity (i) on or after June 30, 2003, in whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, in either case at a redemption price equal to 100% of the principal amount thereof plus the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption. See "Risk Factors--Redemption Due to Tax Event, Investment Company Event or Capital Treatment Event." The proceeds of any such redemption will be used by the Trust Issuer to redeem a Like Amount of Trust Securities. The Junior Subordinated Debentures will not be subject to any sinking fund. Any such redemption prior to the Stated Maturity will be subject to prior regulatory approvals if then required.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date (unless a shorter period is specified in the Junior Subordinated Debentures to be redeemed) to each Holder of the Junior Subordinated Debentures to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Junior Subordinated Debentures or portions thereof called for redemption.

REGISTRATION, DENOMINATION AND TRANSFER

      The Junior Subordinated Debentures will initially be registered in the name of the Trust Issuer. If the Junior Subordinated Debentures are distributed to holders of Preferred Securities, it is anticipated that the depository arrangements for the Junior Subordinated Debentures will be substantially identical to those in effect for the Preferred Securities. See "Description of Preferred Securities--Book Entry, Delivery and Form."

      Although DTC has agreed to the procedures described above, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days of receipt of notice from DTC to such effect, the Company will cause the Junior Subordinated Debentures to be issued in definitive form.

      Payments on Junior Subordinated Debentures represented by a global security will be made to DTC or its nominee, as the case may be, as the registered holder of the Junior Subordinated Debentures, as described under "Description of Preferred Securities--Book Entry, Delivery and Form." If Junior Subordinated Debentures are issued in definitive form, principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable, and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other authorized denominations of a like aggregate principal amount, at the corporate trust office of the Debenture Trustee or at the offices of any Paying Agent or transfer agent appointed by the Company, provided that payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto or by wire transfer of immediately available funds.

      Junior Subordinated Debentures will be exchangeable for other Junior Subordinated Debentures of like tenor, of any authorized denominations and of a like aggregate principal amount.

   Junior Subordinated Debentures may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the securities registrar appointed under the Indenture or at the office of any transfer agent designated by the Company for such purpose without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. The Company will appoint the Debenture Trustee as securities registrar under the Indenture. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures.

   In the event of any redemption, neither the Company nor the Debenture Trustee shall be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days prior to the date of mailing of a notice of redemption of the Junior Subordinated Debentures to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

   Any monies deposited with the Debenture Trustee or any paying agent, or then held by the Company in trust, for the payment of the principal of or interest (and premium, if any) on any Junior Subordinated Debenture and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall, at the request of the Company, be repaid to the Company and the holder of such Junior Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

RESTRICTIONS ON CERTAIN PAYMENTS

   The Company will also covenant, as to the Junior Subordinated Debentures, that it will not, and will not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions in common stock of the Company, (c) any declaration of a dividend in connection with the implementation of a shareholders' rights plan, the issuance of stock under any such plan in the future or the redemption or repurchase of any rights pursuant thereto, (d) payments under the Guarantee and
(e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its or its subsidiaries' directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures, (iii) make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior to the Junior Subordinated Debentures (other than payments pursuant to the Guarantee) or (iv) redeem, purchase or acquire less than all of the outstanding Junior Subordinated Debentures or any of the Preferred Securities if at such time (i) there shall have occurred a Debenture Event of Default with respect to the Junior Subordinated Debentures, (ii) if the Junior Subordinated Debentures are held by the Trust Issuer, the Company shall be in default with respect to its payment of any obligations under the Guarantee relating to the Preferred Securities or (iii) the Company shall have given notice of its election of an Extension Period as provided in the Indenture with respect to the Junior Subordinated Debentures and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing.

MODIFICATION OF INDENTURE

   From time to time the Company and the Debenture Trustee may, without the consent of the holders of the Junior Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the Junior Subordinated Debentures affected, to modify the Indenture in a manner affecting the rights of the holders of the Junior Subordinated Debentures, provided that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture so affected, (i) extend the Stated Maturity of the Junior Subordinated Debentures, reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon or
(ii) reduce the percentage of principal amount of the Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture.

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
DEBENTURE EVENTS OF DEFAULT

   The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes a "Debenture Event of Default":

         (i) failure for 30 days to pay interest (including Additional Interest, if any) on the Junior Subordinated Debentures when due (subject to the deferral of certain interest payments in the case of an Extension Period); or

         (ii) failure to pay any principal on the Junior Subordinated Debentures when due, whether at maturity, upon declaration of acceleration of maturity, upon redemption or otherwise; or

         (iii) failure to observe or perform any other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the outstanding Junior Subordinated Debentures; or

         (iv) certain events involving bankruptcy, insolvency or reorganization of the Company, subject in certain instances to any such event remaining in effect for a period of 60 consecutive days.

   The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures may declare the principal due and payable immediately upon a Debenture Event of Default, and, should the Debenture Trustee or such holders of Junior Subordinated Debentures fail to make such declaration, the holders of at least 25% in aggregate Liquidation Amount of the Preferred Securities shall have such right. The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Junior Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of the Junior Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities shall have such right.

   The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures affected thereby may, on behalf of the holders of all the Junior Subordinated Debentures, waive any past default, except a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee) or a default in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Junior Subordinated Debenture. Should the holders of the Junior Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities shall have such right. The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

   If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the Junior Subordinated Debentures on the date such interest or principal is otherwise payable, a holder of the Preferred Securities may institute a Direct Action against the Company for enforcement of payment to such holder of the principal of or interest on the Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder. The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, the Trust Issuer may become subject to the reporting obligations under the Exchange Act. The Company shall have the right under the Indenture to set-off any payment made to such holder of the Preferred Securities by the Company in connection with a Direct Action.

   The holders of the Preferred Securities will not be able to exercise directly any remedies other than those set forth in the preceding paragraph available to the holders of the Junior Subordinated Debentures unless there shall have been an Event of Default under the Trust Agreement. See "Description of the Preferred Securities--Events of Default; Notice."


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

MERGER, CONVERSION, CONSOLIDATION OR SUCCESSION TO BUSINESS

   Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee is a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, is the automatic successor of the Trustee, provided that such corporation is qualified and eligible. In case any Junior Subordinated Debentures have been authenticated but not delivered by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Debentures so authenticated with the same effect as if such successor Trustee had itself authenticated such Debentures.

   The general provisions of the Indenture do not afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Junior Subordinated Debentures.

SATISFACTION AND DISCHARGE

   The Indenture provides that when, among other things, all of the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their Stated Maturity within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, in an amount sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, including interest (including any Additional Interest) to the date of the deposit or to the Stated Maturity, as applicable, then the Indenture will cease to be of further effect (except as to the Company's obligations to pay all other sums due pursuant to the Indenture, to provide the officers' certificates and opinions of counsel described therein and to compensate and reimburse the Trustee, and the requirement that funds be repaid to the Company) and the Company will be deemed to have satisfied and discharged the Indenture.

SUBORDINATION

   In the Indenture, the Company has covenanted and agreed that the Junior Subordinated Debentures issued thereunder will be subordinate and junior in right of payment to all Senior Indebtedness to the extent provided in the Indenture. If the Company defaults in the payment of any principal, premium, interest or any other payment due on any Senior Indebtedness, or if the maturity of any Senior Indebtedness has been accelerated because of a default, then no payment shall be made with respect to the principal of or interest on the Junior Subordinated Debentures unless and until such default has been cured or waived or has ceased to exist or such Senior Indebtedness has been paid. Upon any payment or distribution of assets to creditors upon the liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Indebtedness will first be entitled to receive payment in full of principal of and interest, if any, on such Senior Indebtedness before the holders of the Junior Subordinated Debentures, or the Property Trustee on behalf of the holders, will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Junior Subordinated Debentures. Moreover, in such event any payment or distribution on account of the Junior Subordinated Debentures, whether in cash, securities or other property, that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Junior Subordinated Debentures will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness has been paid in full. By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, and holders of the Junior Subordinated Debentures may receive less, ratably, than the other creditors of the Company.

As used herein, "Senior Indebtedness" means "Senior Debt" and "Subordinated
Debt."

   In the event of the acceleration of the maturity of any of the Junior Subordinated Debentures, the holders of all Senior Indebtedness outstanding at the time of such acceleration may first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Junior Subordinated Debentures.

   "Debt" means with respect to the Company, whether recourse is to all or a portion of the assets of the Company and whether or not contingent: (i) every obligation of the Company for money borrowed; (ii) every obligation of the Company evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of the Company with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the Company; (iv) every obligation of the Company issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of the Company; (vi) all indebtedness of the Company whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps and similar arrangements; and (vii) every obligation of the type referred to in clauses (i) through (vi) of another entity and all dividends of another entity the payment of which, in either case, the Company has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

   "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Junior Subordinated Debentures; provided, however, that Senior Debt shall not be deemed to include:
(i) any Debt of the Company which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, and (iii) any Debt to any employee of the Company.

   "Subordinated Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Debentures), except that Subordinated Debt shall not include debentures sold by the Company to the Trust.

   The Indenture places no limitation on the amount of Senior Indebtedness that may be incurred by the Company. The Company may from time to time incur indebtedness constituting Senior Indebtedness.

GOVERNING LAW

   The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

   The Debenture Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of the Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

DISTRIBUTION OF THE JUNIOR SUBORDINATED DEBENTURES

   As described under "Description of the Preferred Securities--Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders," under certain circumstances involving the termination of the Trust Issuer, Junior Subordinated Debentures may be distributed to the holders of the Preferred Securities in exchange therefor upon liquidation of the Trust Issuer, after satisfaction of liabilities to creditors of the Trust Issuer as provided by applicable law. Any such distribution will be subject to receipt of prior regulatory approval if then required. If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of the Trust Issuer, the Company will use its best efforts to list the Junior Subordinated Debentures on the Nasdaq National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Junior Subordinated Debentures that may be distributed to the holders of the Preferred Securities.

PAYMENT AND PAYING AGENTS

   Payment of principal of and interest on the Junior Subordinated Debentures will be made at the offices of the Debenture Trustee or at the offices of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made
(i) except in the case of global Junior Subordinated Debentures, by check mailed to the address of the person entitled thereto as such address shall appear in the Securities Register

(as defined in the Indenture) or (ii) by transfer to an account maintained by the person entitled thereto as specified in the Securities Register, provided that proper transfer instructions have been received by the regular record date. Payment of interest on the Junior Subordinated Debentures will be made to the person in whose name the Junior Subordinated Debenture is registered at the close of business on the regular record date for such interest, except in the case of Defaulted Interest. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent; however, the Company will at all times be required to maintain a Paying Agent in each Place of Payment (as defined in the Indenture) for the Junior Subordinated Debentures.

   Any moneys deposited with the Debenture Trustee or any Paying Agent, or then held by the Company in trust, for the payment of the principal of or interest on the Junior Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable shall be repaid to the Company upon written request of the Company on May 31 of each year or (if then held in trust by the Company) will be discharged from such trust and the holders of the Junior Subordinated Debentures shall thereafter look, as general unsecured creditors, only to the Company for payment thereof.

REGISTRAR AND TRANSFER AGENT

   The Company will designate a registrar or registrars (the "Debenture Registrar") to act as the registrar and the transfer agent for the Junior Subordinated Debentures. Junior Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed) at the office of the registrar. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts; provided that the Company maintains a transfer agent. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures. In the event of any redemption, neither the Company nor the Debenture Registrar will be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days prior to the day of selection for redemption of Junior Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

                          DESCRIPTION OF THE GUARANTEE

   This summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

   The Company will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust Issuer may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of the Trust Issuer (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accumulated and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust Issuer has funds on hand available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption, to the extent that the Trust Issuer has funds on hand available therefor at such time, or (iii) upon a voluntary or involuntary dissolution, winding up or termination of the Trust Issuer (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities in exchange therefor), the lesser of (a) the Liquidation Distribution, to the extent that the Trust Issuer has funds available therefor at such time, and (b) the amount of assets of the Trust Issuer remaining available for distribution to holders of the Preferred Securities after satisfaction of liabilities to creditors of the Trust Issuer as required by applicable law. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing the Trust Issuer to pay such amounts to such holders.

   The Guarantee will be an irrevocable guarantee on a subordinated basis of the Trust Issuer's obligations under the Preferred Securities, but will apply only to the extent that the Trust Issuer has funds sufficient to make such payments, and is not a guarantee of collection.

   If the Company does not make interest payments on the Junior Subordinated Debentures held by the Trust Issuer, the Trust Issuer will not be able to pay Distributions on the Preferred Securities and will not have funds legally available therefor. The Guarantee will rank subordinate and junior in right of payment to all Senior Indebtedness of the Company. See "Description of the Guarantee--Status of the Guarantee." Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the Company's obligations under the Guarantee will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and claimants should look only to the assets of the Company for payments thereunder. The Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Indebtedness, whether under the Indenture, any other indenture that the Company may enter into in the future, or otherwise. The Company may from time to time to incur indebtedness constituting Senior Indebtedness.

   The Company, through the Guarantee, Trust Agreement, Junior Subordinated Debentures and Indenture, fully, irrevocably and unconditionally guarantees all of the Trust Issuer's obligations under the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust Issuer's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, Junior Subordinated Debentures and Guarantee."

STATUS OF THE GUARANTEE

   The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Indebtedness of the Company in the same manner as the Junior Subordinated Debentures.

   The Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be held for the benefit of the holders of the Preferred Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust Issuer or upon distribution to the holders of the Preferred Securities of the Junior Subordinated Debentures.

AMENDMENTS AND ASSIGNMENT

   Except with respect to any changes that do not adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. The manner of obtaining any such approval will be as set forth under "Description of the Preferred Securities--Voting Rights; Amendment of the Trust Agreement." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

   An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder if such failure remains unremedied for any applicable cure period. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of such Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

   The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

   The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in the performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of the Preferred Securities unless it is offered reasonable indemnity by such holder against the costs, expenses and liabilities that might be incurred thereby. The Guarantee Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Guarantee Trustee reasonably believes repayment or adequate indemnity is not reasonably assured to it.

TERMINATION OF THE GUARANTEE

   The Guarantee will terminate and be of no further force and effect upon (a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of the Trust Issuer or (c) distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities in exchange therefor. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under the Preferred Securities or the Guarantee.

GOVERNING LAW

   The Guarantee will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                  JUNIOR SUBORDINATED DEBENTURES AND GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

   Payments of Distributions and other amounts due on the Preferred Securities (to the extent the Trust Issuer has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee." The Company's obligations under the Junior Subordinated Debentures, Indenture, Trust Agreement and Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust Issuer's obligations under the Preferred Securities. If and to the extent that the Company does not make payments on the Junior Subordinated Debentures, the Trust Issuer will not pay Distributions or other amounts due on its Preferred Securities. The Guarantee does not cover payment of Distributions when the Trust Issuer does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of the Preferred Securities is to institute a Direct Action against the Company for enforcement of payment of amounts equal to such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Indebtedness.

SUFFICIENCY OF PAYMENTS

   As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because: (i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Preferred Securities and Common Securities; (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities; (iii) the Company shall pay for all and any costs, expenses and liabilities of the Trust Issuer except the Trust Issuer's obligations to holders of its Preferred Securities; and (iv) the Trust Agreement further provides that the Trust Issuer will not engage in any activity that is not consistent with the limited purposes of the Trust Issuer.

   Notwithstanding anything to the contrary in the Indenture, the Company has the right to set off any payment it is otherwise required to make thereunder with and to the extent the Company has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF THE PREFERRED SECURITIES

   A holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Trust Issuer or any other person or entity.

   A default or event of default under any Senior Indebtedness of the Company would not constitute a Debenture Event of Default. However, in the event of payment defaults under, or acceleration of, Indebtedness of the Company, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior Indebtedness has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Junior Subordinated Debentures would constitute a Debenture Event of Default under the Indenture.

LIMITED PURPOSE OF THE TRUST ISSUER

   The Preferred Securities evidence a preferred undivided beneficial interest in the Trust Issuer, and the Trust Issuer exists for the sole purpose of issuing its Preferred Securities and Common Securities and investing the proceeds thereof in Junior Subordinated Debentures. A principal difference between the rights of a holder of a Preferred Security and a holder of a Junior Subordinated Debenture is that a holder of a Junior Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Junior Subordinated Debentures held, while a holder of the Preferred Securities is entitled to receive Distributions from the Trust Issuer (or from the Company under the Guarantee) if, and to the extent, the Trust Issuer has funds available for the payment of such Distributions.

RIGHTS UPON DISSOLUTION

   Upon any voluntary or involuntary dissolution of the Trust Issuer involving the liquidation of the Junior Subordinated Debentures, after satisfaction of liabilities to creditors of the Trust Issuer, if any, as provided by applicable law, the holders of the Preferred Securities will be entitled to receive, out of assets held by the Trust Issuer, the Liquidation Distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Junior Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Indebtedness as set forth in the Indenture, but entitled to receive payment in full of principal and interest, before any shareholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Trust Issuer (other than the Trust Issuer's obligations to the holders of the Preferred Securities), the positions of a holder of the Preferred Securities and a holder of the Junior Subordinated Debentures relative to other creditors and to shareholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

   In the opinion of Jenkens & Gilchrist, a Professional Corporation, special tax counsel to the Company ("Tax Counsel"), the following summary accurately describes the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of Preferred Securities. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Unless otherwise stated, this summary deals only with Preferred Securities held as capital assets by United States Persons (defined below) who purchase the Preferred Securities upon original issuance at their original offering price. As used herein, a "United States Person" means a person that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate or trust formed pursuant to Section 7701(a)(30) of the Code or (iv) a person whose worldwide income or gain is subject to United States federal income taxation on a net income basis. The tax treatment of holders may vary depending on their particular situation. This summary does not address all the tax consequences that may be relevant to a particular holder or to holders who may be subject to special tax treatment, such as banks, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, persons holding Preferred Securities as part of a straddle, a "synthetic security," or as part of a hedging or conversion transaction, or, except to the extent described below in "--United States Alien Holders", foreign taxpayers. In addition, this summary does not include any description of any alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable to a holder of Preferred Securities.

   The authorities on which this summary is based are subject to various interpretations and the opinions of Tax Counsel are not binding on the Internal Revenue Service ("Service") or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the Service with respect to the transactions described herein. Accordingly, there can be no assurance that the Service will not challenge the opinions expressed herein or that a court would not sustain such a challenge. Nevertheless, Tax Counsel has advised that it is of the view that, if challenged, the opinions expressed herein would be sustained by a court with jurisdiction in a properly presented case.

CLASSIFICATION OF TRUST ISSUER AND THE JUNIOR SUBORDINATED DEBENTURES

   In the opinion of Tax Counsel, for United States federal income tax purposes under current law and assuming compliance with the terms of the Trust Agreement, (i) the Trust Issuer will be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes, and (ii) the Junior Subordinated Debentures will be classified as indebtedness of the Company. Accordingly, for United States federal income tax purposes, each beneficial owner of the Preferred Securities (a "Securityholder") will be treated as owning an undivided beneficial interest in the Junior Subordinated Debentures held by the Trust Issuer. As a result, each Securityholder will be required to include in its gross income its pro rata share of the interest income or original issue discount that is paid or accrued on the Junior Subordinated Debentures. See "--Interest Income and Original Issue Discount" herein. This opinion is based in part upon certain factual assumptions and upon certain representations made by the Company, which representations Tax Counsel has relied upon and assumed to be true, correct and complete. If such representations are inaccurate, this opinion could be adversely affected.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

   Under applicable Treasury regulations, currently Section 1.1275-2(h) (the "Regulations"), if the terms and conditions of a debt instrument make the likelihood that the stated interest will not be timely paid a "remote" contingency, such contingency will be ignored in determining whether the debt instrument is issued with original issue discount ("OID"). The Company believes that, under the Regulations, the Junior Subordinated Debentures will not be considered to have been issued with OID. In such a case, stated interest on the Junior Subordinated Debentures generally will be included in income by a Securityholder at the time such interest income is paid or accrued in accordance with such Securityholder's regular method of tax accounting.

   If, however, the Company exercises its right to defer payments of interest on the Junior Subordinated Debentures, the Junior Subordinated Debentures will be treated under the Regulations as issued with OID at such time, and all stated interest on the Junior Subordinated Debentures will thereafter be treated as OID as long as the Junior Subordinated Debentures remain outstanding. In such event, all Securityholders would thereafter be required to include the stated interest on the Junior Subordinated Debentures in income on a daily economic accrual basis, regardless of their method of tax accounting and in advance of receipt of the cash attributable to such interest income. In particular, Securityholders would be required to include OID in gross income during an Extension Period even though the Company would not make actual cash payments during such Extension Period. Under the OID economic accrual rules, a Securityholder would accrue an amount of interest income each year that approximates the stated interest payments called for under the Junior Subordinated Debentures, and actual cash payments of interest on the Junior Subordinated Debentures would not be reported separately as taxable income.

   The Regulations have not yet been addressed in any rulings or other interpretations by the Service, and the Service could take the position that the likelihood of deferral of interest payments is not remote. If the Service were to assert successfully that the stated interest on the Junior Subordinated Debentures was OID regardless of whether the Company exercises its right to defer payments of interest on such debentures, all Securityholders would be required to include such stated interest in income on a daily economic accrual basis as described above. Because income on the Preferred Securities will constitute interest income for United States federal income tax purposes, corporate holders of Preferred Securities will not be entitled to claim a dividends-received deduction in respect of such income.

DISTRIBUTION OF THE JUNIOR SUBORDINATED DEBENTURES TO HOLDERS OF THE PREFERRED SECURITIES

   Under current United States federal income tax law and provided that the Trust Issuer is not treated as an association taxable as a corporation, a distribution by the Trust Issuer of the Junior Subordinated Debentures as described under the caption "Description of the Preferred Securities--Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders" will be nontaxable to the Securityholders and will result in a Securityholder receiving its pro rata share of the Junior Subordinated Debentures previously held indirectly through the Trust Issuer, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Preferred Securities before such distribution. A Securityholder will account for interest in respect of the Junior Subordinated Debentures received from the Trust Issuer in the manner described above under "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount," including any accrual of OID (if any) attributed to the Junior Subordinated Debentures upon the distribution.

SALES OR REDEMPTION OF THE PREFERRED SECURITIES

   Gain or loss will be recognized by a Securityholder on the sale of Preferred Securities (including a redemption for cash or other consideration) in an amount equal to the difference between the amount realized on the sale (or redemption) and the Securityholder's adjusted tax basis in the Preferred Securities sold or so redeemed. A Securityholder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price increased by OID (if any) previously includible in such holder's gross income to the date of disposition and decreased by payments received (other than payments of stated interest that are not treated as OID) on the Preferred Securities. Gain or loss recognized by a Securityholder on Preferred Securities held for more than one year will generally be taxable as long-term capital gain or loss.
Preferred Securities constituting a capital asset which are acquired by an individual and held for more than 18 months are accorded a maximum United States federal capital gains tax rate of 20% (or a rate of 10%, if the individual taxpayer is in the 15% tax bracket). Effective in 2001, the 20% rate drops to 18% (and the 10% rate drops to 8%) for capital assets acquired after the year 2000 and held more than five years; however, the requirement that the capital asset be acquired after the year 2000 does not apply to the 8% rate. Preferred Securities held by an individual for more than one year, but not more than 18 months, are accorded a maximum United States federal capital gains tax rate of 28%. For corporate holders, capital gain will be subject to tax at the ordinary income tax rates applicable to corporations.

   If the Company were to exercise its option to defer payments of interest on the Junior Subordinated Debentures, the Preferred Securities might trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. A Securityholder that disposes of its Preferred Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from the Trust Issuer for the period prior to such disposition) will nevertheless be required to include in income as ordinary income accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition and to add such amount to its adjusted tax basis in its Preferred Securities disposed of. Such Securityholder will recognize a capital loss on the disposition of its Preferred Securities to the extent the selling price (which might not fully reflect the value of accrued but unpaid interest) is less than the Securityholder's adjusted tax basis in the Preferred Securities (which would include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

UNITED STATES ALIEN HOLDERS

   For purposes of this discussion, a "United States Alien Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership, a foreign estate or a foreign trust. A "United States Alien Holder" does not include, however, any person whose income or gain in respect of the Preferred Securities is effectively connected with the conduct of a United States trade or business.

   Under current United States federal income tax law payments by the Trust Issuer or any of its paying agents to any Securityholder who or which is a United States Alien Holder will not be subject to United States federal withholding tax, provided that (a) the Securityholder does not actually or constructively (as determined under certain attribution rules prescribed by the Code) own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the

Securityholder is not a controlled foreign corporation that is related to the Company through stock ownership, (c) the Securityholder is not a bank receiving interest described in section 881(c)(3)(A) of the Code, and (d) either (A) the Securityholder certifies to the Trust Issuer or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), and holds the Preferred Securities in such capacity, certifies to the Trust Issuer or its agent, under penalties of perjury, that such statement has been received from the Securityholder by it or by a Financial Institution holding such security for the Securityholder and furnishes the Trust Issuer or its agent with a copy thereof. Recently issued Treasury regulations provide alternative methods for satisfying the identification and certification requirements described in the preceding sentence. These regulations generally are effective for payments made after December 31, 1998, subject to certain transition rules. United States Alien Holders are urged to consult their tax advisors about these new regulations.

   A United States Alien Holder of Preferred Securities generally will not be subject to United States federal withholding tax on any gain realized upon the sale or other disposition of Preferred Securities. In the case of a United States Alien Holder who is an individual, however, gain realized on the disposition of Preferred Securities may be subject to United States federal income tax if (i) such individual is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and (ii) either (A) such individual has a "tax home" in the United States or (B) the disposition is attributable to an office or other fixed place of business maintained by such individual in the United States.

INFORMATION REPORTING TO SECURITYHOLDERS

   The amount of interest paid or OID accrued on the Preferred Securities will be reported to Securityholders and the Service on Forms 1099, which forms should be mailed to such holders by January 31 following each calendar year.

BACKUP WITHHOLDING

   Payments made on, and proceeds from the sale of, Preferred Securities may be subject to a "backup" withholding tax of 31% unless the Securityholder complies with certain certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the Securityholder's United States federal income tax, provided the required information is provided to the Internal Revenue Service on a timely basis.

   THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND MAY NOT BE APPLICABLE DEPENDING ON A PROSPECTIVE INVESTOR'S PARTICULAR SITUATION. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES OR THE DISTRIBUTION TO THEM OF THE JUNIOR SUBORDINATED DEBENTURES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.


                              ERISA CONSIDERATIONS

   The Company and certain affiliates of the Company may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of Section 4975 of the Code with respect to certain employee benefit plans (a "Plan") that are subject to ERISA. The purchase of the Preferred Securities by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975(e)(1) of the Code and with respect to which the Company, or any affiliate of the Company, is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any pension or other employee benefit plan proposing to acquire any Preferred Securities should consult with its counsel.

                                  UNDERWRITING

   Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") dated ________________, 1998, among the Company, the Trust Issuer and the Underwriter, the Trust Issuer has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Trust Issuer, $20,000,000 aggregate Liquidation Amount of Preferred Securities at the public offering price set forth on the cover page of this Prospectus.

   The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will purchase all of the Preferred Securities offered hereby if any of such Preferred Securities are purchased.

   The Company has been advised by the Underwriter that the Underwriter proposes to offer the Preferred Securities to the public and other dealers at the public offering price set forth on the cover page of this Prospectus and will share with certain dealers from its commission a concession not in excess of $_____________. The Underwriter may allow, and such dealers may reallow, a concession not in excess of $_______________ to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriter.

   The Company has granted to the Underwriter an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an additional $3,000,000 aggregate Liquidation Amount of Preferred Securities at the public offering price plus accrued Distributions, if any, from __________, 1998. To the extent that the Underwriter exercises such option, the Company will be obligated, pursuant to the option, to sell such Preferred Securities to the Underwriter. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of the Preferred Securities offered hereby. If purchased, the Underwriter will offer such additional Preferred Securities on the same terms as those on which the $20,000,000 aggregate Liquidation Amount of the Preferred Securities are being offered.

   In view of the fact that the proceeds from the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures issued by the Company, the Underwriting Agreement provides that the Company will pay as compensation for the Underwriter's arranging the investment therein of such proceeds an amount of $__________ per Preferred Security (or $_________ ($__________ if the over-allotment option is exercised in full) in the aggregate). The Company has also agreed to reimburse the Underwriter for its reasonable out-of-pocket expenses, including legal fees and expenses relating to the Offering of the Preferred Securities.

   In connection with the offering of the Preferred Securities, the Underwriter and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the SEC's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Preferred Securities. Such transactions may include over-allotment transactions in which the Underwriter creates a short position for its own account by selling more Preferred Securities than it is committed to purchase from the Trust Issuer. In such a case, to cover all or part of the short position, the Underwriter may exercise the over-allotment option described above or may purchase Preferred Securities in the open market following completion of the initial offering of the Preferred Securities. The Underwriter also may engage in stabilizing transactions in which it bids for, and purchases, the Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Preferred Securities. The Underwriter also may reclaim any selling concessions allowed to an Underwriter or dealer if the Underwriter repurchases Preferred Securities distributed by the Underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price for the Preferred Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above, if any, may have on the price of the Preferred Securities. The Underwriter is not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

   Because the National Association of Securities Dealers, Inc. ("NASD") is expected to view the Preferred Securities as interests in a direct participation program, the offering of the Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

   The Preferred Securities are a new issue of securities with no established trading market. The Company has applied to list the Preferred Securities on the Nasdaq National Market under the symbol "SBSIP." However, the Preferred Securities must have three market makers to qualify for an initial listing on the Nasdaq National Market and two market makers to qualify for continued listing. The Company and the Trust Issuer have been advised by the Underwriter that it intends to make a market in the Preferred Securities. However, the Underwriter is not obligated to do so and such market making may be interrupted or discontinued at any time without notice at the sole discretion of the Underwriter. Furthermore, the Company and the Trust Issuer have not been advised by any firm other than the Underwriter that it intends to make a market in the Preferred Securities, and even if they are so advised, any such firm will not be obligated to make a market in the Preferred Securities and may interrupt or discontinue its market making in the Preferred Securities at any time without notice at its sole discretion. Accordingly, no assurance can be given as to the development or liquidity of any market for the Preferred Securities.

   The Company and the Trust Issuer have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

                             VALIDITY OF SECURITIES

   Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the creation of the Trust Issuer will be passed upon by Richards, Layton & Finger, P.A., special Delaware counsel to the Company and the Trust Issuer. The validity of the Guarantee and the Junior Subordinated Debentures will be passed upon for the Company by Jenkens & Gilchrist, a Professional Corporation. Certain legal matters will be passed upon for the Underwriter by Schiff Hardin & Waite. Certain matters relating to the United States federal income tax considerations will be passed upon for the Company by Jenkens & Gilchrist, a Professional Corporation.

                                    EXPERTS

   The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of income, shareholders equity and cash flows for each of the three years in the period ended December 31, 1997, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

   The Company and the Trust Issuer have filed with the Commission a Registration Statement on Form S-2 (together with all amendments thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Preferred Securities, the Junior Subordinated Debentures and the Guarantee. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to the Company, the Trust Issuer, the Preferred Securities and the Junior Subordinated Debentures, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated therein by reference. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

   No separate financial statements of the Trust Issuer have been included herein. The Company does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of the Trust Issuer will be owned by the Company, a reporting company under the Exchange Act, (ii) the Trust Issuer has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of the Trust Issuer and investing the proceeds thereof in Junior Subordinated Debentures issued by the Company, and (iii) the obligations of the Company described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of the Trust Issuer under the Indenture and pursuant to the Trust Agreement, Guarantee and Junior Subordinated Debentures, in the aggregate, constitute a full and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Junior Subordinated Debentures" and "Description of the Guarantee" and "Relationship Among the Preferred Securities, Junior Subordinated Debentures and Guarantee."

   The Trust Issuer is not currently subject to the information reporting requirements of the Exchange Act and the Company does not expect that the Trust Issuer will file reports, proxy statements or other information under the Exchange Act with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following document of the Company is incorporated by reference herein (Commission File No. 00012247): The Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Commission on March 30, 1998.

   Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of any such documents, other than exhibits thereto, are available without charge to any person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request to Southside Bancshares, Inc., 1201 S. Beckham, Tyler, Texas 75701,
(903) 531-7111; Attention: Lee Gibson, Executive Vice President.

                  SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


SOUTHSIDE BANCSHARES, INC.

   Report of Independent Certified Public Accountants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-2
   Consolidated Balance Sheets at December 31, 1997 and 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-3
   Consolidated Statements of Income for the three years ended December 31, 1997, 1996 and 1995   . . . . . . . . . . F-4
   Consolidated Statements of Changes in Shareholders' Equity for the three years ended
      December 31, 1997, 1996 and 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-5
   Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995   . . . . . . . . . . . F-6
   Notes to Consolidated Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-8

                        Report of Independent Accountants



To the Shareholders and Board of Directors
Southside Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of Southside Bancshares, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flow for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southside Bancshares, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flow for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.







Coopers & Lybrand L.L.P.
Dallas, Texas
March 13, 1998

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                    DECEMBER 31,    DECEMBER 31,
                                                                                        1997             1996
                                                                                   ---------------  --------------
                                     ASSETS
Cash and due from banks........................................................... $       36,593   $      31,653
Investment securities:
   Available for sale.............................................................         71,031          56,091
   Held to maturity...............................................................            804           1,734
                                                                                   --------------   -------------
     Total Investment securities..................................................         71,835          57,825
Mortgage-backed and related securities:
   Available for sale.............................................................        127,751          90,574
   Held to maturity...............................................................         13,662          23,782
                                                                                   --------------   -------------
     Total Mortgage-backed securities.............................................        141,413         114,356
Marketable equity securities:
   Available for sale.............................................................          3,258           2,220
Loans:
   Loans, net of unearned discount................................................        296,035         258,167
   Less:  Reserve for loan losses.................................................         (3,370)         (3,249)
                                                                                   --------------   -------------
     Net Loans....................................................................        292,665         254,918
Premises and equipment, net.......................................................         17,627          13,695
Other real estate owned, net......................................................            364             273
Interest receivable...............................................................          3,918           3,300
Deferred tax asset................................................................            460             464
Other assets......................................................................          3,012           3,990
                                                                                   --------------   -------------

     Total Assets................................................................. $      571,145   $     482,694
                                                                                   ==============   =============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
   Noninterest bearing............................................................ $      113,499   $      98,901
   Interest bearing...............................................................        349,175         327,049
                                                                                   --------------   -------------
     Total Deposits...............................................................        462,674         425,950
Short-term obligations:
   Federal funds purchased........................................................          3,884           4,800
   FHLB Dallas Advances...........................................................         29,000
   Other obligations..............................................................          1,647           2,035
Long-term obligations:
   FHLB Dallas Advances...........................................................         28,547           9,096
Other liabilities.................................................................          5,362           4,209
                                                                                   --------------   -------------
     Total Liabilities............................................................        531,114         446,090
                                                                                   --------------   -------------

Shareholders' equity:
   Common stock:  ($2.50 par, 6,000,000 shares authorized,
    3,496,269 and 3,316,127 shares issued)........................................          8,740           8,290
   Paid-in capital................................................................         21,290          18,501
   Retained earnings..............................................................         10,414           9,628
   Treasury stock (116,750 and 62,986 shares at cost).............................         (1,820)           (777)
   Net unrealized gains on securities available for sale, net of taxes............          1,407             962
                                                                                   --------------   -------------
      Total Shareholders' Equity..................................................         40,031          36,604
                                                                                   --------------   -------------

      Total Liabilities and Shareholders' Equity.................................. $      571,145   $     482,694
                                                                                   ==============   =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                               --------------------------------------
                                                                                   1997          1996        1995
                                                                               -----------   -----------  ----------
Interest income:
   Loans.....................................................................  $    23,847   $    21,314  $   18,861
   Investment securities.....................................................        3,299         3,374       4,343
   Mortgage-backed and related securities....................................        7,729         6,756       5,673
   Marketable equity securities..............................................          129           119         121
   Other interest earning assets.............................................          163           209         592
                                                                               -----------   -----------  ----------
         Total interest income...............................................       35,167        31,772      29,590
                                                                               -----------   -----------  ----------
Interest expense:
   Time and savings deposits.................................................       14,711        13,593      12,290
   Short-term obligations....................................................          773           132          94
   Long-term obligations.....................................................          721           672         453
                                                                               -----------   -----------  ----------
         Total interest expense..............................................       16,205        14,397      12,837
                                                                               -----------   -----------  ----------
Net interest income..........................................................       18,962        17,375      16,753
Provision for loan losses....................................................        1,005           500        (300)
                                                                               -----------   -----------  ----------
Net interest income after provision for loan losses..........................       17,957        16,875      17,053
                                                                               -----------   -----------  ----------
Noninterest income:
   Deposit services..........................................................        4,001         2,821       2,752
   Gain on sales of securities available for sale............................          233           132         221
   Other.....................................................................        1,432         1,180         901
                                                                               -----------   -----------  ----------
         Total noninterest income............................................        5,666         4,133       3,874
                                                                               -----------   -----------  ----------
Noninterest expense:
   Salaries and employee benefits............................................        9,889         9,382       8,545
   Net occupancy expense.....................................................        2,089         1,749       1,636
   Equipment expense.........................................................          414           321         302
   Advertising, travel & entertainment.......................................        1,006           956         888
   Supplies..................................................................          440           436         388
   FDIC insurance............................................................           52             2         434
   Postage...................................................................          331           301         303
   Other.....................................................................        2,707         2,219       2,186
                                                                               -----------   -----------  ----------
         Total noninterest expense...........................................       16,928        15,366      14,682
                                                                               -----------   -----------  ----------
Income before federal tax expense............................................        6,695         5,642       6,245
                                                                               -----------   -----------  ----------
Provision (benefit) for federal tax expense:
   Current...................................................................        1,914         1,648       1,429
   Deferred..................................................................         (225)         (211)        284
                                                                               -----------   -----------  ----------
         Total income taxes..................................................        1,689         1,437       1,713
                                                                               -----------   -----------  ----------

Net Income...................................................................  $     5,006   $     4,205  $    4,532
                                                                               ===========   ===========  ==========

Earnings Per Common Share-Basic:
   Net Income................................................................  $      1.47   $      1.23  $     1.33
Earnings Per Common Share-Diluted:
   Net Income................................................................  $      1.43   $      1.21  $     1.31


              The accompanying notes are an integral part of these
                       consolidated financial statements.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS)

                                                                                                   NET
                                                                                                UNREALIZED     TOTAL
                                                COMMON       PAID IN    RETAINED     TREASURY     GAINS     SHAREHOLDERS
                                                STOCK        CAPITAL    EARNINGS      STOCK      (LOSSES)      EQUITY
                                              ----------  ----------  ----------   ----------  ----------  ----------
Balance at December 31, 1994................  $    7,433  $   14,529  $    7,480   $     (219) $   (1,699) $   27,524
Net Income..................................                               4,532                                4,532
Cash dividend ($.35 per share)..............                              (1,047)                              (1,047)
5% Stock dividend...........................         368       1,474      (1,842)
Common stock issued (20,800 shares).........          52         206                                              258
Purchase of 26,339 shares of
 treasury stock.............................                                             (267)                   (267)
Net increase in unrealized gains on
 securities available for sale (net of tax).                                                        2,352       2,352
                                              ----------  ----------  ----------   ----------  ----------  ----------

Balance at December 31, 1995................       7,853      16,209       9,123         (486)        653      33,352
Net Income..................................                               4,205                                4,205
Cash dividend ($.40 per share)..............                              (1,258)                              (1,258)
5% Stock dividend...........................         388       2,017      (2,405)
Common stock issued (19,557 shares).........          49         259                                              308
Purchase of 27,648 shares of
 treasury stock.............................                                             (425)                   (425)
Sale of 14,083 shares of
 treasury stock.............................                                 (37)         134                      97
Net increase in unrealized gains on
 securities available for sale
 (net of tax)...............................                                                          309         309
FAS 109 - Incentive Stock Options...........                      16                                               16
                                              ----------  ----------  ----------   ----------  ----------  ----------

Balance at December 31, 1996................       8,290      18,501       9,628         (777)        962      36,604
Net Income..................................                               5,006                                5,006
Cash dividend ($.40 per share)..............                              (1,316)                              (1,316)
5% Stock dividend...........................         404       2,466      (2,870)
Common stock issued (18,430 shares).........          46         280                                              326
Purchase of 65,464 shares of
 treasury stock.............................                                           (1,154)                 (1,154)
Sale of 11,700 shares of
 treasury stock.............................                                 (34)         111                      77
Net increase in unrealized gains on
 securities available for sale
 (net of tax)...............................                                                          445         445
FAS 109 - Incentive Stock Options...........                      43                                               43
                                              ----------  ----------  ----------   ----------  ----------  ----------

Balance at December 31, 1997................  $    8,740  $   21,290  $   10,414   $  (1,820)  $    1,407  $   40,031
                                              ==========  ==========  ==========   =========   ==========  ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)


                                                                                        YEAR ENDED DECEMBER 31,
                                                                               --------------------------------------
                                                                                   1997          1996        1995
                                                                               -----------   -----------  ----------
Operating Activities:
  Net income.................................................................  $     5,006   $     4,205  $    4,532
  Adjustments to reconcile net cash provided by operations:
    Depreciation and amortization............................................        2,804         2,250       1,563
    Accretion of discount and loan fees......................................         (780)         (737)       (846)
    Provision for loan losses................................................        1,005           500        (300)
    Deferred loan origination cost...........................................                                    (72)
    Gain on sales of securities available for sale...........................         (233)         (132)       (221)
    Gain on sales of premises and equipment..................................          (12)           (6)        (10)
    Gain on sales of other real estate owned.................................                                    (20)
    Increase in interest receivable..........................................         (618)         (205)       (514)
    (Increase) decrease in other assets......................................          923          (964)        563
    (Increase) decrease in deferred tax asset................................         (182)         (194)        284
    Increase in interest payable.............................................          598           103         217
    Increase (decrease) in other payables....................................          167        (2,586)      2,912
                                                                               -----------   ------------ ----------
        Net cash provided by operating activities............................        8,678         2,234       8,088

Investing Activities:
  Proceeds from sales of investment securities available for sale............       31,037        19,928      33,457
  Proceeds from sales of mortgage-backed securities available for sale.......       37,247        18,991      16,555
  Proceeds from maturities of investment securities available for sale.......       16,366        33,920      20,582
  Proceeds from maturities of mortgage-backed securities available for sale..       33,389        18,529       5,994
  Proceeds from maturities of investment securities held to maturity.........          936           941      17,510
  Proceeds from maturities of mortgage-backed securities held to maturity..         10,214        10,398       6,403
  Purchases of investment securities available for sale......................      (61,370)      (35,098)    (63,663)
  Purchases of mortgage-backed securities available for sale.................     (108,788)      (63,353)    (38,299)
  Purchases of marketable equity securities available for sale...............       (1,038)         (108)       (107)
  Net decrease in federal funds sold.........................................                                 11,100
  Net increase in loans......................................................      (39,900)      (31,144)    (27,486)
  Purchases of premises and equipment........................................       (5,153)       (3,070)     (2,822)
  Proceeds from sales of premises and equipment..............................           17            25          42
  Proceeds from sales of repossessed assets..................................        1,015         1,165       1,002
  Proceeds from sales of other real estate owned.............................           98                       145
                                                                               -----------   -----------  ----------
      Net cash used in investing activities..................................      (85,930)      (28,876)    (19,587)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
(CONTINUED)

                                                                                        YEAR ENDED DECEMBER 31,
                                                                               --------------------------------------
                                                                                   1997          1996        1995
                                                                               -----------   -----------  ----------
Financing Activities:
  Net increase (decrease) in demand and savings accounts.....................  $    24,443   $    16,332  $   (6,388)
  Net increase in certificates of deposit....................................       12,281        21,310       9,594
  Proceeds from advances.....................................................       58,900                     6,500
  Repayment of advances......................................................      (10,449)       (4,590)       (811)
  Net increase (decrease) in federal funds purchased.........................         (916)          200       4,600
  Proceeds from the issuance of common stock.................................          326           308         258
  Purchase of treasury stock.................................................       (1,154)         (425)       (267)
  Proceeds from sale of treasury stock.......................................           77            97
  Dividends paid.............................................................       (1,316)       (1,258)     (1,047)
                                                                               -----------   -----------  ----------
        Net cash provided by financing activities............................       82,192        31,974      12,439
                                                                               -----------   -----------  ----------

  Net increase in cash and cash equivalents..................................        4,940         5,332         940
  Cash and cash equivalents at beginning of year.............................       31,653        26,321      25,381
                                                                               -----------   -----------  ----------
  Cash and cash equivalents at end of year...................................  $    36,593   $    31,653  $   26,321
                                                                               ===========   ===========  ==========


Supplemental Disclosure for Cash Flow Information:

  Interest paid..............................................................  $    15,701   $    14,294  $   12,620
  Income taxes paid..........................................................  $     1,990   $     1,623  $    1,440


Supplemental Disclosures of Noncash Investing and Financing Activities:
  Acquisition of OREO and other repossessed assets through foreclosure.......  $     1,148   $     1,187  $      986
  Transfer of securities to available for sale...............................                             $   57,584
  FAS 114 reclassification...................................................                             $      807


              The accompanying notes are an integral part of these
                       consolidated financial statements.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The significant accounting and reporting policies of Southside Bancshares, Inc. (the "Company"), and its wholly owned subsidiaries, Southside Delaware Financial Corporation, Southside Bank (the "Bank") and the nonbank subsidiary, are summarized below.

ORGANIZATION AND BASIS OF PRESENTATION. The consolidated financial statements include the accounts of the Company, Southside Delaware Financial Corporation, Southside Bank and the nonbank subsidiary, which did not conduct any business in 1997. Southside Bank offers a full range of financial services to commercial, industrial, financial and individual customers. All significant intercompany accounts and transactions are eliminated in consolidation. The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. These estimates are subjective in nature and involve matters of judgment. Actual amounts could differ from these estimates.

CASH EQUIVALENTS. Cash equivalents for purposes of reporting cash flow, include cash and amounts due from banks.

LOANS. All loans are stated at principal outstanding net of unearned income. Interest income on installment loans is recognized primarily using the level yield method. Interest income on other loans is credited to income based primarily on the principal outstanding at contract rates of interest. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Substantially all of the Company's impaired loans are collateral-dependent, and as such, are measured for impairment based on the fair value of the collateral.

LOAN FEES. The Company treats loan fees, net of direct costs, as an adjustment to the yield of the related loan over its term.

RESERVE FOR LOAN LOSSES. A reserve for loan losses is provided through charges to income in the form of a provision for loan losses. Loans which management believes are uncollectible are charged against this account with subsequent recoveries, if any, credited to the account. The amount of the current allowance for loan losses is determined by management's evaluation of the quality and inherent risks in the loan portfolio, economic conditions and other factors which warrant current recognition.

NONACCRUAL LOANS. A loan is placed on nonaccrual when principal or interest is past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. In addition, a loan is placed on nonaccrual when, in the opinion of management, the future collectibility of interest and principal is in serious doubt. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain.

OTHER REAL ESTATE OWNED. Other Real Estate Owned includes real estate acquired in full or partial settlement of loan obligations. Other Real Estate Owned is carried at the lower of (1) the recorded amount of the loan for which the foreclosed property previously served as collateral or (2) the fair market value of the property. Prior to foreclosure, the recorded amount of the loan is written down, if necessary, to the appraised fair market value of the real estate to be acquired, less selling costs, by charging the allowance for loan losses. Any subsequent reduction in fair market value is charged to results of operations through the Allowance for Losses on Other Real Estate account. Costs of maintaining and operating foreclosed properties are expensed as incurred. Expenditures to complete or improve foreclosed properties are capitalized only if expected to be recovered; otherwise, they are expensed.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SECURITIES. The Company uses the specific identification method to determine the basis for computing realized gain or loss. The Company accounts for debt and equity securities as follows:

       Held to Maturity (HTM). Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the level interest yield method over the estimated remaining term of the underlying security.

       Available for Sale (AFS). Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. These assets are carried at market value. Market value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and reported net of tax as a separate component of shareholders' equity until realized.

PREMISES AND EQUIPMENT. Bank premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the related assets. Useful lives are estimated to be 20 to 40 years for premises and 3 to 10 years for equipment. Maintenance and repairs are charged to income as incurred while major improvements and replacements are capitalized.

INCOME TAXES. The Company files a consolidated Federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period the change occurs.

EARNINGS PER SHARE. The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). This statement supersedes APB 15, "Earnings Per Share" and simplifies the computation of earnings per share ("EPS") by replacing the "primary" EPS requirements of APB 15 with a "basic" EPS computation based upon weighted-average shares outstanding. The new standard requires a dual presentation of basic and diluted EPS. Diluted EPS is similar to fully diluted EPS required under APB 15 for entities with complex capital structures. The adoption of FAS 128 did not have a material impact on the Company. All previous periods have been restated to reflect the adoption of FAS 128. Earnings per share have been adjusted to give retroactive recognition to stock dividends.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Earnings per share on a basic and diluted basis as required by Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share" is calculated as follows (in thousands, except per share amounts):

                                                                                   YEAR ENDED DECEMBER 31,
                                                                               1997          1996           1995
                                                                          -------------  ------------- ---------
Basic net earnings per share:
  Net income............................................................. $       5,006  $       4,205 $       4,532
  Weighted average shares outstanding....................................         3,394          3,409         3,401
                                                                          -------------  ------------- -------------
                                                                          $        1.47  $        1.23 $        1.33
                                                                          =============  ============= =============

Diluted net earnings per share:
  Net income............................................................. $       5,006  $       4,205 $       4,532
  Weighted average shares outstanding plus
     assumed conversions.................................................         3,490          3,487         3,450
                                                                          -------------  ------------- -------------
                                                                          $        1.43  $        1.21 $        1.31
                                                                          =============  ============= =============

Calculation of weighted average shares outstanding plus assumed conversions:
  Weighted average share outstanding.....................................         3,394          3,409         3,401
  Effect of dilutive securities options..................................            96             78            49
                                                                          -------------  ------------- -------------
                                                                                  3,490          3,487         3,450
                                                                          =============  ============= =============

STOCK OPTIONS. The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") on January 1, 1996. FAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on new fair value accounting rules. Companies that choose not to adopt the new rules will continue to apply existing rules, but will be required to disclose pro forma net income and earnings per share under the new method. The Company elected to provide the pro forma disclosures for 1995, 1996 and 1997.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). This statement, which the Company will be required to adopt in 1998, establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The new standard requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company will adopt FAS 130 beginning January 1, 1998.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). This statement, which the Company will be required to adopt in 1998, supersedes FAS 14, Financial Reporting for Segments of a Business Enterprise, but retains the requirement to report information about major customers. The new standard requires that a public business enterprise report financial and descriptive information about its reportable operating segments. In the initial year of application, comparative information for earlier years is to be restated. The Company will adopt FAS 131 in the year ending December 31, 1998.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132"). This statement, which the Company will be required to adopt in 1998, amends FAS 87, Employers' Accounting for Pension, FAS 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits and FAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The new standard revises employers' disclosures about pension and other postretirement benefit plans without changing the measurement or recognition of those plans. It standardizes the disclosure requirements for pension and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. The Company will adopt FAS 132 beginning January 1, 1998.

GENERAL. Certain prior period amounts have been reclassified to conform to current year presentation.

2.     CASH AND DUE FROM BANKS

The Company is required to maintain cash reserve balances with the Federal Reserve Bank. The reserve balances were $2,816,000 and $3,788,000 as of December 31, 1997 and 1996, respectively.

3.     INVESTMENT, MORTGAGE-BACKED AND MARKETABLE EQUITY SECURITIES

The amortized cost and estimated market value of investment, mortgage-backed and marketable equity securities as of December 31, 1997 and 1996 were (in thousands):

                                                                       AVAILABLE FOR SALE
                                           -------------------------------------------------------------------------
                                                                    GROSS              GROSS            ESTIMATED
              DECEMBER 31,                     AMORTIZED         UNREALIZED         UNREALIZED           MARKET
                  1997                           COST               GAINS             LOSSES              VALUE
                  ----                     ----------------   ----------------   ----------------   ----------------
U.S. Treasury ..........................   $         19,958   $               6  $              8   $         19,956
U.S. Government Agencies................                629                   2                                  631
Mortgage-backed Securities:
  Direct Govt. Agency Issues............             93,829                 339               187             93,981
  Other Private Issues..................             33,333                 439                 2             33,770
State and Political
  Subdivisions..........................             45,938               1,728                 8             47,658
Other Stocks and Bonds..................              6,041                   3                                6,044
                                           ----------------   -----------------  ----------------   ----------------

  Total   ..............................   $        199,728   $           2,517  $            205   $        202,040
                                           ================   =================  ================   ================

                                                                         HELD TO MATURITY
                                            ------------------------------------------------------------------------
                                                                     GROSS             GROSS            ESTIMATED
              DECEMBER 31,                      AMORTIZED         UNREALIZED        UNREALIZED           MARKET
                  1997                            COST               GAINS            LOSSES              VALUE
                  ----                     ----------------   -----------------  ---------------    ----------------
U.S. Government Agencies................   $            804   $                  $              5   $            799
Mortgage-backed Securities:
  Direct Govt. Agency Issues............             13,662                 129               103             13,688
                                           ----------------   -----------------  ----------------   ----------------

  Total   ..............................   $         14,466   $             129  $            108   $         14,487
                                           ================   =================  ================   ================

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                                        AVAILABLE FOR SALE
                                           -------------------------------------------------------------------------
                                                                     GROSS             GROSS            ESTIMATED
              DECEMBER 31,                     AMORTIZED          UNREALIZED        UNREALIZED           MARKET
                  1996                           COST                GAINS            LOSSES              VALUE
                  ----                     ----------------   -----------------  ----------------   ----------------
U.S. Treasury ..........................   $          5,026   $             28   $                  $         5,054
U.S. Government Agencies................              8,492                 10                45              8,457
Mortgage-backed Securities:
  Direct Govt. Agency Issues............             74,005                479                42             74,442
  Other Private Issues..................             15,808                328                 4             16,132
State and Political
  Subdivisions..........................             38,555              1,095                21             39,629
Other Stocks and Bonds..................              5,163                  8                                5,171
                                           ----------------   ----------------   ---------------    ---------------

  Total   ..............................   $        147,049   $          1,948   $           112    $       148,885
                                           ================   ================   ===============    ===============

                                                                         HELD TO MATURITY
                                           --------------------------------------------------------------------------
                                                                     GROSS             GROSS             ESTIMATED
              DECEMBER 31,                     AMORTIZED          UNREALIZED        UNREALIZED            MARKET
                  1996                           COST                GAINS            LOSSES               VALUE
                  ----                     ----------------   -----------------  ----------------   -----------------
U.S. Government Agencies................   $         1,124    $                  $            14    $         1,110
Mortgage-backed Securities:
  Direct Govt. Agency Issues............            23,782                 212               141             23,853
State and Political
  Subdivisions..........................               610                   1                                  611
                                           ---------------    ----------------   ----------------   ---------------

  Total   ..............................   $        25,516    $            213   $           155    $        25,574
                                           ===============    ================   ===============    ===============

Interest income recognized on securities for the years presented (in thousands):

                                                                                    YEAR ENDED DECEMBER 31,
                                                                          ------------------------------------------
                                                                               1997          1996           1995
                                                                          -------------  ------------- -------------
U.S. Treasury............................................................ $         461  $         397 $         713
U.S. Government Agencies.................................................           578            858         2,039
Mortgage-backed Securities...............................................         7,729          6,756         5,673
State and Political Subdivisions.........................................         2,067          2,000         1,581
Other Stocks and Bonds...................................................           322            238           131
                                                                          -------------  ------------- -------------

Total interest income on securities...................................... $      11,157  $      10,249 $      10,137
                                                                          =============  ============= =============

In October 1995, the Financial Accounting Standards Board issued an implementation guide to FAS 115 which allowed entities to reclassify their securities among the three categories provided in FAS 115. Transfers were permitted after October 1995, but no later than December 31, 1995. As a result, on November 16, 1995 the Company transferred a total of $57,584,000 from HTM to AFS at the amortized cost at date of transfer. Of this total, $37,308,000 were investment securities. The remaining $20,276,000 transferred were mortgage-backed securities. The unrealized loss on the securities transferred from HTM to AFS was $419,000, net of tax, at date of transfer. The transfer was done according to the guidelines set forth in the implementation guide to FAS
115. There were no securities transferred from AFS to HTM or sales from the HTM portfolio during the year ended December 31, 1997 or 1996.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Of the $233,000 in net securities gains from the AFS portfolio in 1997, there were $376,000 in realized gains and $143,000 in realized losses. Of the $132,000 in net securities gains from the AFS portfolio in 1996, there were $199,000 in realized gains and $67,000 in realized losses. The $221,000 in net securities gains from the AFS portfolio in 1995 were comprised of $450,000 in realized gains and $229,000 in realized losses.

The scheduled maturities of AFS and HTM securities as of December 31, 1997 are presented below. Mortgage-backed securities are presented in total by category.

                                                                                       AMORTIZED        AGGREGATE
                                                                                         COST           FAIR VALUE
                                                                                     --------------  ---------------
                                                                                             (IN THOUSANDS)
Held to maturity securities:
   Due in one year or less.......................................................... $          804  $           799
                                                                                     --------------  ---------------
   Due after one year through five years............................................            804              799
Mortgage-backed securities..........................................................         13,662           13,688
                                                                                     --------------  ---------------
      Total......................................................................... $       14,466  $        14,487
                                                                                     ==============  ===============

Available for sale securities:
   Due in one year or less.......................................................... $       26,930  $        26,938
   Due after one year through five years............................................         11,680           11,913
   Due after five years through ten years...........................................          8,869            9,172
   Due after ten years..............................................................         25,087           26,266
                                                                                     --------------  ---------------
                                                                                             72,566           74,289

Mortgage-backed securities..........................................................        127,162          127,751
                                                                                     --------------  ---------------
      Total......................................................................... $      199,728  $       202,040
                                                                                     ==============  ===============

Investment securities with book values of $32,844,000 and $17,474,000 were pledged as of December 31, 1997 and 1996, respectively, to collateralize public and trust deposits or for other purposes as required by law.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4.     LOANS AND RESERVE FOR POSSIBLE LOAN LOSSES

Loans in the accompanying consolidated balance sheets are classified as follows (in thousands):

                                                                              DECEMBER 31,          DECEMBER 31,
                                                                                  1997                  1996
                                                                           -----------------     -----------------
Real Estate Loans:
   Construction.........................................................   $          10,299     $           7,821
   1-4 family residential...............................................              76,243                62,356
   Other................................................................              55,802                57,198
Commercial loans........................................................              62,161                51,514
Loans to individuals....................................................              96,432                85,758
                                                                           ------------------    ------------------
Total loans.............................................................             300,937               264,647
   Less:  Unearned income...............................................               4,902                 6,480
            Reserve for loan losses.....................................               3,370                 3,249
                                                                           ------------------    ------------------
Net loans...............................................................   $         292,665     $         254,918
                                                                           ==================    ==================

The following is a summary of the Reserve for Loan Losses for the years ended December 31, 1997, 1996 and 1995 (in thousands):

                                                                                  YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                              1997          1996          1995
                                                                        ------------   ------------  -------------
Balance at beginning of year........................................... $      3,249   $      3,317  $      3,137
  Provision for loan losses............................................        1,005            500          (300)
    Loans charged off..................................................       (1,229)          (838)         (599)
    Recoveries of loans charged off....................................          345            270         1,079
                                                                        ------------   ------------  ------------
      Net loan (losses) recoveries.....................................         (884)          (568)          480
                                                                        ------------   ------------  ------------
Balance at end of year................................................. $      3,370   $      3,249  $      3,317
                                                                        ============   ============  ============

Nonaccrual loans at December 31, 1997 and 1996 were $1,344,000 and $1,533,000, respectively. Loans with terms modified in troubled debt restructuring at December 31, 1997 and 1996 were $435,000 and $400,000, respectively.

The following is a summary of the Company's recorded investment in loans (primarily nonaccrual loans) for which impairment has been recognized in accordance with FAS 114 (in thousands):

                                                                                        VALUATION      CARRYING
                                                                            TOTAL       ALLOWANCE        VALUE
                                                                        ------------   ------------  ------------
Real Estate Loans...................................................... $        108   $         27  $         81
Commercial Loans.......................................................        1,059            185           874
Loans to Individuals...................................................          177             12           165
                                                                        ------------   ------------  ------------

Balance at December 31, 1997........................................... $      1,344   $        224  $      1,120
                                                                        ============   ============  ============

                                                                                         VALUATION     CARRYING
                                                                            TOTAL        ALLOWANCE       VALUE
                                                                        ------------   ------------  ------------
Real Estate Loans...................................................... $        646   $        128  $        518
Commercial Loans.......................................................          774            199           575
Loans to Individuals...................................................          113             18            95
                                                                        ------------   ------------  ------------

Balance at December 31, 1996........................................... $      1,533   $        345  $      1,188
                                                                        ============   ============  ============

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)



For the years ended December 31, 1997 and 1996, the average recorded investment in impaired loans was approximately $1,450,000 and $1,468,000, respectively. During the year ended December 31, 1997, the amount of interest income reversed on impaired loans placed on nonaccrual and the amount of interest income subsequently recognized on the cash basis was not material.

The amount of interest recognized on nonaccrual or restructured loans was $110,000, $97,000 and $78,000 for the years ended December 31, 1997, 1996 and
1995, respectively. If these loans had been accruing interest at their original contracted rates, related income would have been $336,000, $216,000 and $273,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

5.     BANK PREMISES AND EQUIPMENT

                                                                            DECEMBER 31,             DECEMBER 31,
                                                                                1997                     1996
                                                                          -----------------       -----------------
                                                                                        (IN THOUSANDS)
Bank premises...........................................................  $          18,713       $          14,681
Furniture and equipment.................................................              9,559                   8,542
                                                                          -----------------       -----------------
                                                                                     28,272                  23,223
Less accumulated depreciation...........................................             10,645                   9,528
                                                                          -----------------       -----------------
            Total.......................................................  $          17,627       $          13,695
                                                                          =================       =================

Depreciation expense was $1,215,000, $1,025,000 and $997,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Future minimum rental commitments under noncancelable leases are:

                         1998                  $          121,914
                         1999                             122,839
                         2000                             128,840
                         2001                             115,638
                         2002                              49,668
                         Thereafter                        25,332
                                               ------------------
                                               $          564,231
                                               ==================

6.     OTHER REAL ESTATE OWNED

The following is a summary of the Allowance for Losses on Other Real Estate Owned for the periods presented (in thousands):

                                                                                     YEAR ENDED DECEMBER 31,
                                                                             ------------------------------------
                                                                                    1997                1996
                                                                             -----------------   ----------------
Balance at beginning of year...............................................  $             946   $            946
    Provision for Losses...................................................
    Losses on sales........................................................
    Gains on sales.........................................................
    Other..................................................................               (274)
                                                                             -----------------   ----------------
Balance at end of year.....................................................  $             672   $            946
                                                                             =================   ================

For the years ended December 31, 1997, 1996 and 1995, income from OREO properties exceeded the provision and other expenses by $23,000, $35,000 and $34,000, respectively.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)



7.     TIME DEPOSITS

                                                                           DECEMBER 31,             DECEMBER 31,
                                                                               1997                     1996
                                                                         -----------------       ------------------
                                                                                       (IN THOUSANDS)
Savings deposits.......................................................  $          16,155       $           15,213
Money Market demand deposits...........................................             57,493                   51,872
NOW demand deposits....................................................             64,368                   61,085
Certificates and other time deposits
 of $100,000 or more...................................................             62,152                   55,758
Certificates and other time
 deposits under $100,000...............................................            149,007                  143,121
                                                                         -----------------       ------------------

            Total......................................................  $         349,175       $          327,049
                                                                         =================       ==================

For the years ended December 31, 1997, 1996 and 1995, interest expense on time certificates of deposit of $100,000 or more aggregated $2,922,000, $2,518,000 and $2,083,000, respectively.

At December 31, 1997, the scheduled maturities of CDs are as follows (in thousands):

                      1998                          $           154,699
                      1999                                       36,146
                      2000                                        9,972
                      2001                                        2,887
                      2002 and thereafter                         7,455
                                                    -------------------

                                                    $           211,159
                                                    ===================

The aggregate amount of demand deposits that has been reclassified as loans were $.5 million and $.4 million for December 31, 1997 and 1996, respectively.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


8.     SHORT-TERM BORROWINGS

Information related to short-term borrowings for the three years ended December 31 is provided in the table below (dollars in thousands):

                                                                                  YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                              1997          1996          1995
                                                                        -------------  ------------- -------------
Federal funds purchased:
  Balance at end of period............................................. $       3,884  $       4,800 $       4,600
  Average amount outstanding during the period (1).....................         2,695          1,367           611
  Maximum amount outstanding during the period.........................        12,384          7,700         5,350
  Weighted average interest rate during the period (2).................          5.7%           5.1%          6.1%
  Interest rate at end of period.......................................          7.8%           6.9%          6.0%

Securities sold under agreements to repurchase:
  Balance at end of period............................................. $              $             $
  Average amount outstanding during the period (1).....................         3,649            191
  Maximum amount outstanding during the period.........................        13,027          1,980
  Weighted average interest rate during the period (2).................          5.2%           5.2%
  Interest rate at end of period.......................................

Treasury tax and loan funds:
  Balance at end of period............................................. $       1,647  $       2,035 $       1,352
  Average amount outstanding during the period (1).....................         1,080          1,113         1,180
  Maximum amount outstanding during the period.........................         2,850          2,731         2,907
  Weighted average interest rate during the period (2).................          5.2%           4.6%          4.8%
  Interest rate at end of period.......................................          5.3%           5.2%          5.2%

Federal Home Loan Bank ("FHLB") Dallas Advances:
  Balance at end of period............................................$        29,000  $             $
  Average amount outstanding during the period (1).....................         6,798
  Maximum amount outstanding during the period.........................        29,000
  Weighted average interest rate during the period (2).................          5.5%
  Interest rate at end of period.......................................          4.9%

-------------------

(1) The average amount outstanding during the period was computed by dividing the total month-end outstanding principal balances by the number of months in the period.

(2) The weighted average interest rate during the period was computed by dividing the actual interest expense (annualized) by average short-term debt outstanding.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


9.     LONG TERM OBLIGATIONS

                                                                                   YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                            1997           1996           1995
                                                                        -------------  ------------- -------------
                                                                                    (DOLLARS IN THOUSANDS)
FHLB Dallas Advances:
  Balance at end of period............................................. $      28,547  $       9,096 $      13,686
  Average amount outstanding during the period (1).....................        12,151         12,010         8,912
  Maximum amount outstanding during the period.........................        28,547         13,686        13,766
  Weighted average interest rate during the period (2).................          5.9%           5.6%          5.1%
  Interest rate at end of period.......................................          6.0%           5.8%          5.5%

-------------------

(1) The average amount outstanding during the period was computed by dividing the total month-end outstanding principal balances by the number of months in the period.

(2) The weighted average interest rate during the period was computed by dividing the actual interest expense (annualized) by average long-term debt outstanding.

FHLB Dallas Long-term advances based on scheduled repayments at December 31 are:

                                             UNDER          DUE             DUE            OVER           1997
                                            1 YEAR        1-5 YEARS     6-10 YEARS       10 YEARS         TOTAL
                                        -------------  --------------  -------------  -------------  -------------
Fixed rate............................  $      1,320   $      15,920   $     10,654   $        653   $      28,547
                                        -------------  --------------  -------------  -------------  -------------

  Total Long-term Obligations.........  $      1,320   $      15,920   $     10,654   $        653   $      28,547
                                        =============  ==============  =============  =============  =============

FHLB Dallas advances are collateralized by FHLB Dallas stock, nonspecified real estate loans and mortgage-backed securities.

10.    EMPLOYEE BENEFITS

Southside Bank has a deferred compensation agreement with eight of its executive officers, which generally provides for payment of an aggregate amount of $3.4 million over a maximum period of fifteen years after retirement or death. Deferred compensation expense was $43,000, $96,000 and $97,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

The Company provides accident and health insurance for substantially all employees through an insurance program funded by the Company. Health insurance benefits are offered to retired employees who pay a premium based on cost as determined by a third party administrator. Substantially all of the Company's employees may become eligible for those benefits if they reach normal retirement age after fifteen years of employment with the Company. The cost of health care benefits was $792,000, $760,000 and $628,000 for the years ended December 31, 1997, 1996 and 1995, respectively. There was one retiree participating in the health insurance plan as of December 31, 1997 and 1996.

The Company has an Employee Stock Ownership Plan which covers substantially all employees. Contributions to the plan are at the sole discretion of the Board of Directors. There were no contributions to the plan for the year ended December 31, 1997. Contributions to the plan for the years ended December 31, 1996 and 1995 were $75,000 and $150,000, respectively. At December 31, 1997 and 1996,
93,851 and 94,615 shares of common

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


stock were owned by the Employee Stock Ownership Plan, respectively. The number of shares have been adjusted as a result of stock dividends. These shares are treated as externally held shares for dividend and earnings per share calculations.

The Company has an Officers Long-term Disability Income Plan, (the "Disability Plan"), which covers officers of the Company and Southside Bank in the event they become disabled as defined under its terms. Individuals are automatically covered under the plan if they (a) have been elected as an officer, (b) have been an employee of the Company and Southside Bank for three years and (c) receive earnings of $50,000 or more on an annual basis. The Disability Plan provides, among other things, under its terms that should a covered individual become totally disabled he would receive 66-2/3%, not to exceed $10,000 per month, of their current salary. The benefits paid out of this plan are limited by the benefits paid to the individual under the terms of other Company sponsored benefit plans.

The Company and Southside Bank have a defined benefit pension plan pursuant to which participants are entitled to benefits based on final average monthly compensation and years of credited service determined in accordance with plan provisions. All employees of the Company and Southside Bank who have worked 1000 hours or more in their first twelve months of employment or during any plan year thereafter are eligible to participate. Employees are vested upon the earlier of five years credited service or the employee attaining 60 years of age. Benefits are payable monthly commencing on the later of age 65 or the participants date of retirement. Eligible participants may retire at reduced benefit levels after reaching age 55. The Company contributes amounts to the pension fund sufficient to satisfy funding requirements of the Employee Retirement Income Security Act. Plan assets included 59,992 shares of Southside Bancshares, Inc. stock purchased at fair market value as of December 31, 1997 and 1996. The number of shares have been adjusted as a result of stock dividends.

                                                                             DECEMBER 31,           DECEMBER 31,
                                                                                 1997                   1996
                                                                          -----------------       -----------------
                                                                                      (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits
  of $8,000 and $6,944 respectively.....................................  $          9,042        $          7,758
                                                                          ================        ================

Projected benefit obligation for service rendered to date...............  $        (11,853)       $        (10,086)
Plan assets at fair value, primarily stocks, bonds and CD's.............            10,233                   9,049
                                                                          ----------------        ----------------

Plan assets (under) projected benefit obligation........................            (1,620)                 (1,037)
Unrecognized net loss...................................................             1,143                     829
Unrecognized net asset being amortized over 16.55 years.................              (278)                   (324)
                                                                          ----------------        ----------------

  Net pension liability included in other liabilities...................  $           (755)       $           (532)
                                                                          ================        ================

The weighted average discount rate and rate of increase in future compensation levels used in determining actuarial present value of the projected benefit obligation was 7.25% and 4.50% and 7.75% and 4.50% at December 31, 1997 and 1996, respectively. The assumed long-term rate of return on plan assets was 9.0% at December 31, 1997 and 1996.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)



Net periodic pension cost for the years ended December 31, 1997, 1996 and 1995 included the following components (in thousands):

                                                                               YEAR ENDED DECEMBER 31,
                                                                     ---------------------------------------------
                                                                           1997            1996           1995
                                                                     --------------  -------------  -------------
Service cost - benefits earned during the period.................... $          510  $         547  $         436
Interest cost on projected benefit obligation.......................            778            691            623
Actual return on plan assets........................................         (1,415)          (992)        (1,212)
Net amortization and deferral.......................................            563            326            652
                                                                     --------------  -------------  -------------
Net periodic pension cost........................................... $          436  $         572  $         499
                                                                     ==============  =============  =============

The Company has a nonfunded supplemental retirement plan (restoration plan) for its employees whose benefits under the principal retirement plan are reduced because of compensation deferral elections or limitations under federal tax laws. The expense for this plan for the years ended December 31, 1997, 1996 and 1995 was $45,000, $52,000 and $59,000, respectively.

Net periodic postretirement benefit cost for the years ended December 31, 1997, 1996 and 1995 includes the following components (in thousands):

                                                                               YEAR ENDED DECEMBER 31,
                                                                     --------------------------------------------
                                                                           1997           1996           1995
                                                                     --------------  -------------  -------------
Service cost........................................................ $               $           1  $           6
Interest cost.......................................................             37             38             41
Net amortization and deferral on
  unrecognized transition obligation................................              3              3              3
Net amortization and deferral on
   unrecognized net loss............................................              3             10              9
                                                                     --------------  -------------  -------------
Net periodic postretirement benefit cost............................ $           43  $          52  $          59
                                                                     ==============  =============  =============

Accrued postretirement benefit cost at December 31, 1997 and 1996 is composed of the following (in thousands):

                                                                                             YEAR ENDED
                                                                                             DECEMBER 31,
                                                                                    ------------------------------
                                                                                          1997            1996
                                                                                    --------------  --------------
Accumulated benefit obligation, including vested benefits
  of $491 and $584, respectively..................................................  $        (510)  $        (584)
Unrecognized net transition obligation............................................             26              29
Unrecognized actuarial loss.......................................................            130             181
Additional minimum liability......................................................           (156)           (210)
                                                                                    -------------   -------------
Accrued postretirement benefit cost...............................................  $        (510)  $        (584)
                                                                                    =============   ==============

Assumed discount rate.............................................................          7.25%           7.75%
                                                                                    =============   ==============
Compensation increase rate........................................................          4.50%           4.50%
                                                                                    ==============  ==============

INCENTIVE STOCK OPTIONS. In April 1993, the Company adopted the Southside Bancshares, Inc. 1993 Incentive Stock Option Plan ("the Plan"), a stock-based incentive compensation plan. The Company applies APB Opinion 25 and related Interpretations in accounting for the Plan. In 1995, the FASB issued FASB Statement No. 123

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


"Accounting for Stock-Based Compensation" ("SFAS 123"), which, if fully adopted by the Company, would change the methods the Company applies in recognizing the cost of the Plan. Adoption of the cost recognition provisions of SFAS 123 is optional and the Company has decided not to elect these provisions of SFAS 123. However, pro forma disclosures as if the Company adopted the cost recognition provisions of SFAS 123 in 1995 are required by SFAS 123 and are presented below.

Under the Plan, the Company is authorized to issue shares of Common Stock pursuant to "Awards" granted in the form of incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended). Awards may be granted to selected employees and directors of the Company or any subsidiary.

The Plan provides that the exercise price of any stock option may not be less than the fair market value of the Common Stock on the date of grant. The Company granted incentive stock options in 1995, 1996 and 1997. The stock options granted in 1995, 1996 and 1997 have contractual terms of 10 years. All options vest on a graded schedule, 20% per year for 5 years, beginning on the first anniversary date of the grant date. In accordance with APB 25, the Company has not recognized any compensation cost for these stock options granted in 1995, 1996 and 1997.

A summary of the status of the Company's stock options as of December 31, 1997, 1996 and 1995 and the changes during the year ended on those dates is presented below (for presentation purposes, all options are adjusted for all stock dividends declared through December 31, 1997):

                                                                  INCENTIVE STOCK OPTIONS
                                              1997                          1996                          1995
                               ------------------------------------------------------------------------------------------
                                                   WEIGHTED                      WEIGHTED                       WEIGHTED
                                  # SHARES OF       AVERAGE      # SHARES OF      AVERAGE      # SHARES OF      AVERAGE
                                   UNDERLYING       EXERCISE     UNDERLYING      EXERCISE      UNDERLYING       EXERCISE
                                    OPTIONS          PRICES       OPTIONS         PRICES         OPTIONS         PRICES
                               ------------------------------------------------------------------------------------------
Outstanding at beginning
of the year.............            220,611           $10.02      158,964          $7.94          94,137         $6.27
Granted.................             75,602           $16.90       77,175         $13.61          64,827        $10.37
Exercised...............             11,700            $6.58       14,083          $6.91               0           N/A
Forfeited...............              1,635           $13.10        1,445          $6.42               0           N/A
Expired.................                  0              N/A            0            N/A               0           N/A
Outstanding at end of year
                                    282,878           $12.01      220,611         $10.02         158,964         $7.94
Exercisable at end of year
                                     88,865            $8.74       53,930          $7.26          37,656         $6.27
Weighted-average FV of
options granted during
the year................              $5.12                         $3.55                          $2.49

The fair value of each stock option granted is estimated on the date of grant using the minimum value method of option pricing with the following weighted-average assumptions for grants in 1995, 1996 and 1997, respectively: dividend yield of 3.9%, 2.9%, and 2.4%; risk-free interest rates of 5.99%, 5.41%, and 6.52%; the expected lives of six years; the expected volatility is 26.56%.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The following table summarizes information about stock options outstanding at December 31, 1997:

                                             OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                              -------------------------------------------------    -------------------------------
                                NUMBER          WEIGHTED AVG.                        NUMBER
         RANGE OF             OUTSTANDING        REMAINING        WEIGHTED AVG     EXERCISABLE      WEIGHTED AVG.
      EXERCISE PRICES         AT 12/31/97       CONTR. LIFE      EXERCISE PRICE    AT 12/31/97     EXERCISE PRICE
    $  6.27 to $11.00           131,151            7.00             $ 8.30             88,865          $  8.74
    $ 11.01 to $16.90           151,727            8.80             $15.23                  0          $     0
    -----------------           -------            ----             ------          ---------          -------
    $  6.27 to $16.90           282,878            8.00             $12.01             88,865          $  8.74

PRO FORMA NET INCOME AND NET INCOME PER COMMON SHARE. Had the compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS 123, the Company's net income and net income per common share for 1995, 1996, and 1997 would approximate the pro forma amounts below (in thousands, net of taxes):

                                          AS           PRO           AS           PRO          AS           PRO
                                       REPORTED       FORMA       REPORTED       FORMA      REPORTED      FORMA
                                       12/31/97     12/31/97      12/31/96     12/31/96     12/31/95     12/31/95
                                       --------     --------      --------     --------     --------     --------
SFAS 123 Charge.....................  $        0   $       93   $        0   $       62   $        0    $        9

Net Income..........................  $    5,006   $    4,913   $    4,205   $    4,143   $    4,532    $    4,523

Net Income per Common
  Share-Basic.......................  $     1.47   $     1.45   $     1.23   $     1.22   $     1.33    $     1.33

Net Income per Common
  Share-Diluted.....................  $     1.43   $     1.41   $     1.21   $     1.19   $     1.31    $     1.31

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and the Company anticipates making awards in the future under its stock-based compensation plan.

11.    SHAREHOLDERS' EQUITY

Cash dividends declared and paid were $.40 per share, $.40 per share and $.35 per share for the years ended December 31, 1997, 1996 and 1995, respectively. Future dividends will depend on the Company's earnings, financial condition and other factors which the Board of Directors of the Company considers to be relevant. The Company's dividend policy requires that any dividend payments made by the Company not exceed consolidated earnings for that year. Retained earnings not available for the payment of dividends at December 31, 1997 was $10,414,000.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)



Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                                                          TO BE WELL
                                                                                                      CAPITALIZED UNDER
                                                                          FOR CAPITAL                 PROMPT CORRECTIVE
                                                 ACTUAL                ADEQUACY PURPOSES              ACTION PROVISIONS
                                       ------------------------    --------------------------      -------------------------
                                         AMOUNT         RATIO        AMOUNT           RATIO          AMOUNT         RATIO
                                       ----------     ---------    ----------      ----------      ----------    -----------
As of December 31, 1997:

Total Capital
  (to Risk Weighted Assets).........  $   41,965       12.89%   > OR = $26,038    > OR =   8.0%  > OR = $32,547  > OR = 10.0%
Tier 1 Capital
  (to Risk Weighted Assets).........  $   38,595       11.86%   > OR = $13,019    > OR =   4.0%  > OR = $19,528  > OR =  6.0%
Tier 1 Capital
  (to Average Assets) (1)...........  $   38,595        7.25%   > OR = $21,283    > OR =   4.0%  > OR = $26,604  > OR =  5.0%

As of December 31, 1996:

Total Capital
  (to Risk Weighted Assets).........  $   38,891       13.74%   > OR = $22,640    > OR =   8.0%  > OR = $28,300  > OR = 10.0%
Tier 1 Capital
  (to Risk Weighted Assets).........  $   35,642       12.59%   > OR = $11,320    > OR =   4.0%  > OR = $16,980  > OR =  6.0%
Tier 1 Capital
  (to Average Assets) (1)...........  $   35,642        7.63%   > OR = $14,015    > OR =   3.0%  > OR = $23,359  > OR =  5.0%

--------------------

(1) Refers to quarterly average assets as calculated by bank regulatory agencies.

Payment of dividends by the Bank is limited under regulation. The amount that can be paid in any calendar year without prior approval of the Bank's regulatory agencies cannot exceed the lesser of net profits (as defined) for that year plus the net profits for the preceding two calendar years, or retained earnings.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The table below summarizes key equity ratios for the Company for the years ended December 31, 1997, 1996 and 1995:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                              -------------------------------------
                                                                                1997         1996             1995
                                                                              ---------    --------         -------
Percentage of Net Income to:
  Average Total Assets................................................           .99%          .92%           1.07%
  Average Shareholders' Equity........................................         13.20%        12.20%          15.01%
Percentage of Dividends Declared Per Common
  Share to Net Income Per Common Share-Basic..........................         27.21%        32.52%          26.32%
Percentage of Dividends Declared Per Common
  Share to Net Income Per Common Share-Diluted........................         27.97%        33.06%          26.72%
Percentage of Average Shareholders'
  Equity to Average Total Assets......................................          7.50%         7.55%           7.16%

12.    DIVIDEND REINVESTMENT AND COMMON STOCK REPURCHASE PLAN

The Company has a Dividend Reinvestment Plan funded by stock authorized, but not yet issued. Proceeds from the sale of the common stock will be used for general corporate purposes and could be directed to the Company's subsidiaries. For the year ended December 31, 1997, 18,430 shares were sold under this plan at an average price of $17.69 per share, reflective of other trades at the time of each sale.

The Company instituted a Common Stock Repurchase Plan in late 1994. Under the repurchase plan, the Board of Directors establishes, on a quarterly basis, total dollar limitations and price per share for stock to be repurchased. The Board reviews this plan in conjunction with the capital needs of the Company and Southside Bank and may, at it's discretion, modify or discontinue the plan. During 1997, 65,464 shares of treasury stock were purchased under this plan at a cost of $1,154,000.

13.    INCOME TAXES

The provisions for federal income taxes included in the accompanying statements consist of the following (in thousands):

                                                                                  YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                            1997           1996           1995
                                                                        ------------   ------------  -------------
Current tax provision.................................................. $      1,914   $      1,648  $       1,429
Deferred tax provision (benefit).......................................         (225)          (211)           284
                                                                        ------------   ------------  -------------
Provision for tax expense charged to operations........................        1,689          1,437          1,713
Shareholders' Equity - Unrealized gains on
    securities available for sale......................................          229            159          1,212
                                                                        ------------   ------------  -------------
Comprehensive provision for income tax................................. $      1,918   $      1,596  $       2,925
                                                                        ============   ============  =============

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)



Deferred income taxes result from temporary differences in the recognition of revenues and expenses for tax and book purposes. These differences and the tax effect of each of the major categories are as follows (in thousands):

                                                                                  YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                            1997            1996          1995
                                                                        ------------   ------------  -------------
Provision for loan losses.............................................. $       (323)  $       (170) $         102
Provision for OREO losses..............................................           83                           117
Depreciation...........................................................           29             57             31
Retirement and other benefit plans.....................................          (60)          (123)           (41)
FHLB Dallas Stock dividends............................................           40             37             37
Loan origination costs.................................................           11              2             25
Other..................................................................           (5)           (14)            13
                                                                        ------------   ------------  -------------

Deferred tax provision (benefit)....................................... $       (225)  $       (211) $         284
                                                                        ============   ============  =============

The components of the net deferred tax asset as of December 31, 1997 and 1996 are summarized below (in thousands):

                                                                                         ASSETS        LIABILITIES
                                                                                     ------------    -------------
Allowance for Losses on OREO......................................................   $        318    $
Reserve for Loan Losses...........................................................            737
Retirement and Other Benefit Plans................................................            640
Unrealized gains on securities available for sale.................................                            (725)
Loan Origination Costs............................................................                            (154)
Premises and Equipment............................................................                            (209)
FHLB Dallas Stock Dividends.......................................................                            (145)
Other.............................................................................                              (2)
                                                                                     ------------    -------------
   Gross deferred tax assets (liabilities)........................................          1,695           (1,235)
                                                                                     ------------    -------------

      Net deferred tax asset at December 31, 1997.................................   $        460
                                                                                     ============

                                                                                        ASSETS        LIABILITIES
                                                                                     ------------    -------------
Allowance for Losses on OREO......................................................   $        401    $
Reserve for Loan Losses...........................................................            415
Retirement and Other Benefit Plans................................................            576
Unrealized gains on securities available for sale.................................                            (496)
Loan Origination Costs............................................................                            (143)
Premises and Equipment............................................................                            (183)
FHLB Dallas Stock Dividends.......................................................                            (105)
Other.............................................................................                              (1)
                                                                                     ------------    -------------
   Gross deferred tax assets (liabilities)........................................          1,392             (928)
                                                                                     ------------    -------------

      Net deferred tax asset at December 31, 1996.................................   $        464
                                                                                     ============

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


A reconciliation of tax at statutory rates and total tax expense is as follows (dollars in thousands):

                                                                           YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------
                                                             1997                  1996                  1995
                                                      -------------------  -------------------    -------------------
                                                                 PERCENT              PERCENT               PERCENT
                                                                    OF                   OF                    OF
                                                                  PRE-TAX              PRE-TAX               PRE-TAX
                                                       AMOUNT     INCOME     AMOUNT     INCOME    AMOUNT     INCOME
                                                       ------     ------     ------     ------    ------     ------
Calculated Tax Expense.............................  $  2,276      34.0%   $  1,918      34.0%   $  2,123     34.0%

Increase (Decrease) in Taxes from:

Tax Exempt Interest................................      (706)    (10.5%)      (650)    (11.5%)      (518)    (8.3%)

Other Net..........................................       119       1.7%        169       3.0%        108      1.7%
                                                     --------   --------   --------   --------   --------   -------

Provision for Tax Expense Charged to
   Operations......................................     1,689      25.2%      1,437      25.5%      1,713     27.4%

Shareholders' Equity - Unrealized gains
   on securities available for sale................       229       3.4%        159       2.8%      1,212     19.4%
                                                     --------   --------   --------   --------   --------   -------

Comprehensive Provision for Income Tax.............  $  1,918      28.6%   $  1,596      28.3%   $  2,925     46.8%
                                                     ========   ========   ========   ========   ========   =======

14.    CONTINGENCIES

The Company, or its subsidiaries, is involved with various litigation which resulted in the normal course of business. Management of the Company, after consulting with its legal counsel, believes that any liability resulting from litigation will not have a material effect on the financial position and results of operations of the Company or its subsidiaries.

15.    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company is a party to certain financial instruments, with off-balance-sheet risk, to meet the financing needs of its customers. These off-balance-sheet instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount reflected in the financial statements. The contract or notional amounts of these instruments reflect the extent of involvement and exposure to credit loss the Company has in these particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer provided that the terms established in the contract are met. Commitments generally have fixed expiration dates and may require payment of fees. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The Company had outstanding unused commitments to extend credit of $28,313,000 and $27,172,000 at December 31, 1997 and 1996, respectively. The Company had outstanding standby letters of credit of $277,000 and $202,000 at December 31, 1997 and 1996, respectively.

In the normal course of business the Company buys and sells securities. At December 31, 1997 and 1996, the Company had commitments to purchase $624,000 and $322,000 in securities, respectively.

The Company applies the same credit policies in making commitments and standby letters of credit as it does for on-balance-sheet instruments. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include real estate, accounts receivable, inventory, property, plant, and equipment.

16.    SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The economy of the Company's market area, East Texas, is directly tied to the oil and gas Industry. Oil prices have had an indirect effect on the Company's business. Although the Company has a diversified loan portfolio, a significant portion of its loans are collateralized by real estate. Repayment of these loans is in part dependent upon the economic conditions in the market area. Part of the risk associated with real estate loans has been mitigated since 53.6% of this group represents loans collateralized by residential dwellings that are primarily owner occupied. Losses on this type of loan have historically been less than those on speculative properties. Many of the remaining real estate loans are collateralized primarily with owner occupied commercial real estate.

The Mortgage-backed Securities held by the Company consist solely of Government agency pass-through securities which are either directly or indirectly backed by the full faith and credit of the United States Government.

17.    RELATED PARTY TRANSACTIONS

Loan activity of executive officers, directors, and their affiliates for the years ended December 31, 1997 and 1996 were (in thousands):

                                                                                 1997                1996
                                                                          ------------------   -----------------
Beginning Balance of Loans..............................................  $           6,999    $          7,127
  Additional Loans......................................................              2,507               2,331
  Payments..............................................................             (3,346)             (2,459)
                                                                          -----------------    ----------------

Ending Balance of Loans.................................................  $           6,160    $          6,999
                                                                          =================    ================

Other indebtedness of officers and employees as of December 31, 1997 and 1996 was $2,478,000 and $2,901,000, respectively.

The Company incurred legal costs of $148,000, $141,000 and $152,000 during the years ended December 31, 1997, 1996 and 1995, respectively, from a law firm of which an outside director of the Company is a partner. The Company paid approximately $55,000, $57,000 and $75,000 in insurance premiums during the years ended December 31, 1997, 1996 and 1995, respectively, to companies of which two outside directors are officers. The Company paid approximately $50,000, $106,000 and $49,000 in architectural fees during the years ended December 31, 1997, 1996 and 1995, respectively, to a company of which an outside director is an officer.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


18.    DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other estimation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Such techniques and assumptions, as they apply to individual categories of the Company's financial instruments, are as follows:

Cash and due from banks: The carrying amounts for cash and due from banks is a reasonable estimate of those assets' fair value.

Investment, mortgage-backed and marketable equity securities: Fair values for these securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices for similar securities.

Loans receivable: For adjustable rate loans that reprice frequently and with no significant change in credit risk, the carrying amounts are a reasonable estimate of those assets' fair value. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Nonperforming loans are estimated using discounted cash flow analyses or underlying value of the collateral where applicable.

Accrued interest receivable: The carrying amount of accrued interest approximates its fair value.

Deposit liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount on demand at the reporting date, that is, the carrying value. Fair values for fixed rate certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits of similar remaining maturities.

Federal funds purchased and securities sold under agreement to repurchase:
Federal funds purchased and securities sold under agreement to repurchase generally have an original term to maturity of one day and thus are considered short-term borrowings. Consequently, their carrying value is a reasonable estimate of fair value.

Commitments to extend credit: The carrying amounts of commitments to extend credit and standby letters of credit are a reasonable estimate of those assets' fair value.

FHLB Dallas Advances: The fair value of these advances is estimated by discounting the future cash flows using rates at which advances would be made to borrowers with similar credit ratings and for the same remaining maturities.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The following table presents the Company's assets, liabilities, and unrecognized financial instruments at both their respective carrying amounts and fair value. The Company's nonfinancial assets and liabilities are presented in both columns at their carrying amount (in thousands).

                                                      AT DECEMBER 31, 1997              AT DECEMBER 31, 1996
                                               --------------------------------   --------------------------------
                                                  CARRYING                          CARRYING
                                                   AMOUNT          FAIR VALUE        AMOUNT          FAIR VALUE
                                               ---------------  ---------------   -------------    ---------------
Financial assets:
   Cash and due from banks.................... $        36,593  $        36,593   $      31,653    $        31,653
Investment securities:
     Available for sale.......................          71,031           71,031          56,091             56,091
     Held to maturity.........................             804              799           1,734              1,720
Mortgage-backed and related securities:
     Available for sale.......................         127,751          127,751          90,574             90,574
     Held to maturity.........................          13,662           13,688          23,782             23,853
Marketable equity securities:
     Available for sale.......................           3,258            3,258           2,220              2,220
Loans, net....................................         292,665          295,097         254,918            259,648
Interest receivable...........................           3,918            3,918           3,300              3,300

Financial liabilities:
   Retail deposits............................ $       462,674  $       463,157   $     425,950    $       426,570
   Federal funds purchased....................           3,884            3,884           4,800              4,800
   FHLB Dallas notes payable..................          57,547           54,753           9,096              8,572

Off-balance sheet liabilities:
   Commitments to extend credit...............          24,036           24,036          23,285             23,285
   Standby letters of credit..................             277              277             202                202
   Credit card arrangements...................           4,277            4,277           3,887              3,887

As discussed earlier, the fair value estimate of financial instruments and outstanding credit arrangements for which quoted market prices are unavailable is dependent upon the assumptions used. Consequently, those estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented in the above fair value table do not necessarily represent the underlying value of the Company.

The Company did not own any derivative financial instruments as defined by FAS 119 and adoption of the statement did not affect the Company's financial statements.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


19.    PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Southside Bancshares, Inc. (parent company only) was as follows (dollars in thousands):

                            CONDENSED BALANCE SHEETS

                                                                                DECEMBER 31,        DECEMBER 31,
                        ASSETS                                                     1997                 1996
                                                                            ------------------  -------------------
Cash and due from banks.................................................... $             222   $              347
Investment in bank subsidiaries at equity in
  underlying net assets....................................................            39,804               36,292
Investment in nonbank subsidiary at equity in
  underlying net assets....................................................                15                   15
Other assets...............................................................                 2                    2
                                                                            ------------------  ------------------
        Total Assets....................................................... $          40,043   $           36,656
                                                                            =================   ==================

                      LIABILITIES

Other liabilities.......................................................... $              12   $               52
                                                                            -----------------   -------------------
        Total liabilities..................................................                12                   52
                                                                            -----------------   -------------------

                 SHAREHOLDERS' EQUITY

Common Stock ($2.50 par, 6,000,000 shares authorized:
  3,496,269 and 3,316,127 and  shares issued)..............................             8,740                8,290
Paid-in Capital............................................................            21,290               18,501
Retained earnings..........................................................            10,414                9,628
Treasury Stock (116,750 and 62,986 shares).................................            (1,820)                (777)
Net unrealized gains on securities available for sale .....................             1,407                  962
                                                                            -----------------   ------------------
        Total Shareholders' Equity.........................................            40,031                36,604
                                                                            -----------------   -------------------

        Total Liabilities and Shareholders' Equity......................... $          40,043   $            36,656
                                                                            =================   ===================

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                         CONDENSED STATEMENTS OF INCOME

                                                                                  YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                            1997            1996          1995
                                                                        ------------   ------------  -------------
Income:
Dividends from subsidiary.............................................. $      2,066   $      1,458  $       1,197
                                                                        ------------   ------------  -------------
     Total Income......................................................        2,066          1,458          1,197
                                                                        ------------   ------------  -------------

Expense:
Salaries and employee benefits.........................................                          75            150
Taxes other than income................................................           41             40             39
Other..................................................................           70             43             84
                                                                        -------------  ------------  -------------
     Total Expense.....................................................          111            158            273
                                                                        -------------  ------------  -------------

Income before federal income tax expense...............................        1,955          1,300            924
Benefit for federal income tax expense.................................           37             54             93
                                                                        -------------  ------------- --------------
Income before equity in undistributed
   earnings of subsidiaries............................................        1,992          1,354          1,017
Equity in undistributed earnings of subsidiaries.......................        3,014          2,851          3,515
                                                                        ------------   ------------  -------------
     Net Income........................................................ $      5,006   $      4,205  $       4,532
                                                                        ============   ============  =============


                        CONDENSED STATEMENTS OF CASH FLOWS


                                                                                  YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                            1997           1996           1995
                                                                        ------------   ------------  -------------
Operating Activities:
  Net Income........................................................... $      5,006   $      4,205  $       4,532
  Adjustments to reconcile net income
  to cash provided by operations:
    Equity in undistributed earnings of subsidiaries...................       (3,014)        (2,851)        (3,515)
    (Increase) decrease in taxes receivable............................                           7             (2)
    Increase (decrease) in other liabilities...........................          (40)            (3)            49
                                                                        ------------   ------------  -------------
         Net cash provided by operating activities.....................        1,952          1,358          1,064

Investing Activities:
  Investments in subsidiaries..........................................          (10)
                                                                        ------------   ------------  -------------
         Net cash used in investing activities.........................          (10)

Financing Activities:
  Purchase of treasury stock...........................................       (1,154)          (425)          (267)
  Proceeds from sale of treasury stock.................................           77             97
  Proceeds from issuance of Common Stock...............................          326            308            258
  Dividends paid.......................................................       (1,316)        (1,258)        (1,047)
                                                                        ------------   ------------  -------------

         Net cash used in financing activities.........................       (2,067)        (1,278)        (1,056)

  Net increase (decrease) in cash and cash equivalents.................         (125)            80              8
  Cash and cash equivalents at beginning of year.......................          347            267            259
                                                                        ------------   ------------  -------------

  Cash and cash equivalents at end of year............................. $        222   $        347  $         267
                                                                        ============   ============  =============

======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE TRUST ISSUER OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Summary................................    1
Summary Consolidated Financial
  Information and Other Data...........    7
Summary of Recent Developments.........    9
Risk Factors...........................   11
Use of Proceeds........................   18
Market for the Preferred Securities....   18
Accounting Treatment...................   18
Capitalization.........................   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   20
Business...............................   32
Supervision and Regulation.............   45
Management.............................   50
Description of the Preferred
  Securities...........................   52
Description of the Junior Subordinated
  Debentures...........................   60
Description of the Guarantee...........   67
Relationship Among the Preferred
  Securities, Junior Subordinated
  Debentures and Guarantee.............   69
Certain Federal Income Tax
  Consequences.........................   71
ERISA Considerations...................   73
Underwriting...........................   74
Validity of Securities.................   75
Experts................................   75
Available Information..................   75
Incorporation of Certain Documents by
  Reference............................   76
Index to Consolidated Financial
  Statements...........................  F-1

======================================================
======================================================

                                  $20,000,000

                           SOUTHSIDE CAPITAL TRUST I

                       % CUMULATIVE TRUST PREFERRED SECURITIES

                              (LIQUIDATION AMOUNT
                          $10 PER PREFERRED SECURITY)
                      GUARANTEED, AS DESCRIBED HEREIN, BY

                                [SOUTHSIDE LOGO]
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                            [RYAN, BECK & CO. LOGO]
                                            , 1998

======================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The expenses in connection with the offering of the securities to which this Registration Statement relates which will be borne by Southside Bancshares, Inc., are as set forth below. With the exception of the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers, Inc. ("NASD") filing fees, all amounts shown are estimates.




                                                          AMOUNT

                                                          ------
SEC registration fee ..............................      $  6,785
NASD filing fee ...................................         2,500

NASDAQ listing fee ................................        28,090
Trustee fees and expenses .........................        15,000*
Legal fees and expenses ...........................       125,000*
Accounting fees and expenses.......................        75,000*
Printing expenses..................................       100,000*
Blue Sky fees and expenses ........................        15,000*
Miscellaneous .....................................        32,625*
                                                         --------
         TOTAL ....................................      $400,000*
                                                         ========



---------------


*  Estimated.



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.



          The Articles of Incorporation of Southside Bancshares, Inc. provides that its officers and directors will be indemnified by Southside Bancshares, Inc. to the fullest extent permitted by law. The Texas Business Corporations Act ("TBCA") permits, and in some cases requires, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation against judgements, fines, settlements and reasonable expenses under certain circumstances. Under the TBCA, reasonable expenses incurred by a director or officer may be paid or reimbursed by the Company in advance of a final disposition of the proceeding after the Company receives a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification by the Company. The TBCA requires the Company to indemnify an officer or director against reasonable expenses incurred in connection with the proceeding in which he or she is named defendant or respondent because he or she is or was a director or officer if he or she is wholly successful in defense of the proceeding.

          Southside Bancshares, Inc. has purchased director and officer liability insurance that insures directors and officers of Southside Bancshares, Inc. and Southside Bank against liabilities in connection with the performance of their duties.

          Under the Trust Agreement of Southside Capital Trust I (the "Trust Issuer"), Southside Bancshares, Inc. will agree to indemnify each of the Trustees of the Trust Issuer or any predecessor trustee for the Trust Issuer, and to hold harmless against, any loss, damage, claim, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement.

ITEM 16.  EXHIBITS.

REGULATION S-K
   EXHIBIT
   NUMBER                                       DOCUMENT
--------------   ----------------------------------------------------------------------
   1             Form of Underwriting Agreement.*

   3.1           Articles of Incorporation of Southside Bancshares, Inc. (filed as
                 Exhibit 3 to the Registrant's Form 10-K for the year ended December 31,
                 1992, and incorporated herein).

   3.2           Articles of Amendment of Southside Bancshares, Inc. (filed as Exhibit
                 3(a)(ii) to the Registrant's Form 10-K for the year ended December 31,
                 1994, and incorporated herein).

   3.3           Bylaws of Southside Bancshares, Inc. (filed as Exhibit 3(b) to the
                 Registrant's Form 10-K for the year ended December 31, 1994, and incorporated herein).

   4.1           Form of Indenture with respect to Southside Bancshares, Inc.'s ___%
                 Junior Subordinated Debentures.*

   4.2           Form of ___% Junior Subordinated Debenture (included as an exhibit to the Form of Indenture filed as Exhibit 4.1).*

   4.3           Certificate of Trust of Southside Capital Trust I (included as an exhibit to the Form of Amended and Restated Trust Agreement filed as
                 Exhibit 4.5).*

   4.4           Form of Trust Agreement of Southside Capital Trust I (included as an exhibit to the Form of Amended and Restated Trust Agreement filed as
                 Exhibit 4.5).*

   4.5           Form of Amended and Restated Trust Agreement of Southside Capital
                 Trust I.*

   4.6           Form of Certificate for ___% Trust Preferred Security of Southside
                 Capital Trust I (included as an exhibit to Exhibit 4.5).*

   4.7           Form of Guarantee Agreement for Southside Capital Trust I.*

   4.8 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5)*

   5.1           Opinion of Jenkens & Gilchrist, a Professional Corporation, as to the
                 validity of the Guarantee and the issuance of the ___% Junior
                 Subordinated Debentures to be issued by Southside Capital Trust I.*

   5.2           Opinion of Richards, Layton & Finger, special Delaware counsel, as to the enforceability of the Trust Agreement and Trust Preferred Securities
                 to be issued by Southside Capital Trust I.*

   8.1           Tax Opinion of Jenkens & Gilchrist, a Professional Corporation.*

   10.1          Deferred Compensation Plan for B.G. Hartley effective February 13,
                 1984, as amended June 28, 1990 and December 15, 1994 (filed as
                 Exhibit 10(a)(i) to the Registrant's Form 10-K for the year ended
                 December 31, 1994, and incorporated herein).

   10.2          Deferred Compensation Plan for Robbie N. Edmonson effective February
                 13, 1984, as amended June 28, 1990 and March 16, 1995 (filed as
                 Exhibit 10(a)(ii) to the Registrant's Form 10-K for the year ended
                 December 31, 1995, and incorporated herein).

   10.3          Officers Long-term Disability Income Plan effective June 25, 1990
                 (filed as Exhibit 10(b) to the Registrant's Form 10-K for the year ended June 30, 1990, and incorporated herein).

   10.4          Retirement Plan Restoration Plan for the subsidiaries of SoBank, Inc.
                 (now named Southside Bancshares, Inc.)(filed as Exhibit 10(c) to the
                 Registrant's Form 10-K for the year ended December 31, 1992, and incorporated herein).

   10.5          Incentive Stock Option Plan effective April 1, 1993 of SoBank, Inc.
                 (now named Southside Bancshares, Inc.) (filed as Exhibit 10(d) to the
                 Registrant's Form 10-K for the year ended December 31, 1994, and incorporated herein).


REGULATION S-K
   EXHIBIT
   NUMBER                                       DOCUMENT
--------------   ----------------------------------------------------------------------
   10.6          Form of Deferred Compensation Agreements dated June 30, 1994 with each of Titus Jones and Andy Wall as amended November 13, 1995.
                 (filed as Exhibit 10(e) to the Registrant's Form 10-K for the year ended December 31, 1995 and incorporated herein).

   10.7          Form of Deferred Compensation Agreements dated June 30, 1994 with each of Sam Dawson, Lee Gibson and Jeryl Story as amended October 15,
                 1997 and Form of Deferred Compensation Agreement dated October 15,
                 1997 with Lonny Uzzell. (filed as Exhibit 10(f) to the Registrant's
                 Form 10-K for the year ended December 31, 1997, and incorporated herein).

   12            Statements re: calculation of ratios.*

   23.1          Consent of Coopers & Lybrand, L.L.P.*

   23.2          Consent of Jenkens & Gilchrist, a Professional Corporation (set forth in Exhibit 5.1 to this Registration Statement).*

   23.3          Consent of Richards, Layton & Finger (included in Exhibit 5.2 to this
                 Registration Statement).*

   24            Power of Attorney.

   25.1          Form T-1: Statement of Eligibility of U.S. Trust Company of Texas,
                 N.A. to act as trustee under the Indenture.*

   25.2          Form T-1: Statement of Eligibility of U.S. Trust Company of
                 Texas, N.A. to act as trustee under the Amended and Restated
                 Trust Agreement.*

   25.3          Form T-1: Statement of Eligibility of U.S. Trust Company of
                 Texas to act as trustee under the Guarantee Agreement for Southside Capital Trust I.*

   27            Financial Data Schedule.*

------------------

    * Filed herewith.

ITEM 17.          UNDERTAKINGS.

         Each of the undersigned Registrants hereby undertakes:

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to Item 15 of this Registration Statement, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, Southside Bancshares, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tyler, State of Texas, on May 12, 1998.


                                       SOUTHSIDE BANCSHARES, INC.


                                       By: /s/ SAM DAWSON
                                          -------------------------------------
                                       Sam Dawson, President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                              SIGNATURE TITLE DATE





*                                       Chairman of the Board of Directors               May 12, 1998
--------------------------------
B.G. Hartley

*                                       Vice Chairman of the Board of Directors          May 12, 1998
--------------------------------
Robbie N. Edmonson

*                                       President, Secretary and Director                May 12, 1998
--------------------------------
Sam Dawson

*                                       Director                                         May 12, 1998
--------------------------------
Fred E. Bosworth

*                                       Director                                         May 12, 1998
--------------------------------
Herbert C. Buie

*                                       Director                                         May 12, 1998
--------------------------------
Rollins Caldwell

*                                       Director                                         May 12, 1998
--------------------------------
W.D. (Joe) Norton

*                                       Director                                         May 12, 1998
--------------------------------
William Sheehy

                                        Director                                         _____________, 1998
--------------------------------
Murph Wilson


*By:  /s/ LEE R. GIBSON                                                                  May 12, 1998
     ---------------------------
     Attorney-in-Fact and Agent

         Pursuant to the requirements of the Securities Act of 1933, Southside Capital Trust I certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be filed on its behalf by the undersigned, thereunto duly authorized, in the City of Tyler, State of Texas on May 12, 1998.



                                       SOUTHSIDE CAPITAL TRUST I

                                       By:      SOUTHSIDE BANCSHARES, INC.


                                       By: /s/ SAM DAWSON
                                          ------------------------------------
                                                Sam Dawson, President

                                INDEX TO EXHIBITS



EXHIBIT
NUMBER                        DOCUMENT
------   ----------------------------------------------------------------------
1        Form of Underwriting Agreement.*

3.1      Articles of Incorporation of Southside Bancshares, Inc. (filed as
         Exhibit 3 to the Registrant's Form 10-K for the year ended
         December 31, 1992, and incorporated herein).

3.2      Articles of Amendment of Southside Bancshares, Inc. (filed as Exhibit
         3(a)(ii) to the Registrant's Form 10-K for the year ended
         December 31, 1994, and incorporated herein).

3.3 Bylaws of Southside Bancshares, Inc. (filed as Exhibit 3(b) to the Registrant's Form 10-K for the year ended December 31, 1994, and incorporated herein).

4.1      Form of Indenture with respect to Southside Bancshares, Inc.'s ___%
         Junior Subordinated Debentures.*

4.2 Form of ___% Junior Subordinated Debenture (included as an exhibit to the Form of Indenture filed as Exhibit 4.1).*

4.3 Certificate of Trust of Southside Capital Trust I (included as an exhibit to the Form of Amended and Restated Trust Agreement filed as
         Exhibit 4.5).*

4.4 Trust Agreement of Southside Capital Trust I (included as an exhibit to the Form of Amended and Restated Trust Agreement filed as
         Exhibit 4.5).*

4.5      Form of Amended and Restated Trust Agreement of Southside Capital
         Trust I.*

4.6      Form of Certificate for ___% Trust Preferred Security of Southside
         Capital Trust I (included as an exhibit to Exhibit 4.5).*

4.7      Form of Guarantee Agreement for Southside Capital Trust I.*

4.8 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5).*

5.1 Opinion of Jenkens & Gilchrist, a Professional Corporation, as to the validity of the Guarantee and the issuance of the ___% Junior
         Subordinated Debentures to be issued by Southside Capital Trust I.*

5.2 Opinion of Richards, Layton & Finger, P.A., special Delaware counsel, as to the enforceability of the Trust Agreement and Trust Preferred
         Securities to be issued by Southside Capital Trust I.*

8.1      Tax Opinion of Jenkens & Gilchrist, a Professional Corporation.*

10.1     Deferred Compensation Plan for B.G. Hartley effective February 13,
         1984, as amended June 28, 1990 and December 15, 1994 (filed as
         Exhibit 10(a)(i) to the Registrant's Form 10-K for the year ended
         December 31, 1994, and incorporated herein).

10.2     Deferred Compensation Plan for Robbie N. Edmonson effective February
         13, 1984, as amended June 28, 1990 and March 16, 1995 (filed as
         Exhibit 10(a)(ii) to the Registrant's Form 10-K for the year ended
         December 31, 1995, and incorporated herein).

10.3     Officers Long-term Disability Income Plan effective June 25, 1990
         (filed as Exhibit 10(b) to the Registrant's Form 10-K for the year ended June 30, 1990, and incorporated herein).

10.4     Retirement Plan Restoration Plan for the subsidiaries of SoBank, Inc.
         (now named Southside Bancshares, Inc.)(filed as Exhibit 10(c) to the
         Registrant's Form 10-K for the year ended December 31, 1992, and incorporated herein).

10.5     Incentive Stock Option Plan effective April 1, 1993 of SoBank, Inc.
         (now named Southside Bancshares, Inc.) (filed as Exhibit 10(d) to the
         Registrant's Form 10-K for the year ended December 31, 1994, and incorporated herein).




EXHIBIT
NUMBER                       DOCUMENT
------   ----------------------------------------------------------------------
10.6     Form of Deferred Compensation Agreements dated June 30, 1994 with each of Titus Jones and Andy Wall as amended November 13, 1995.
         (filed as Exhibit 10(e) to the Registrant's Form 10-K for the year ended December 31, 1995 and incorporated herein).

10.7 Form of Deferred Compensation Agreements dated June 30, 1994 with each of Sam Dawson, Lee Gibson and Jeryl Story as amended October 15,
         1997 and Form of Deferred Compensation Agreement dated October 15,
         1997 with Lonny Uzzell. (filed as Exhibit 10(f) to the Registant's Form
         10-K for the year ended December 31, 1997, and incorporated herein).

12       Statements re: calculation of ratios.*

23.1     Consent of Coopers & Lybrand, L.L.P.*

23.2 Consent of Jenkens & Gilchrist, a Professional Corporation (set forth in Exhibit 5.1 to this Registration Statement).*

23.3     Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2 to this
         Registration Statement).*

24       Power of Attorney.

25.1     Form T-1: Statement of Eligibility of U.S. Trust Company of Texas,
         N.A. to act as trustee under the Indenture.*

25.2     Form T-1: Statement of Eligibility of U.S. Trust Company of Texas, N.A. to act
         as trustee under the Amended and Restated Trust Agreement.*

25.3     Form T-1: Statement of Eligibility of U.S. Trust Company of Texas, N.A. as trustee under the Guarantee Agreement for Southside Capital Trust I.*

27       Financial Data Schedule.*

----------------
*        Filed herewith.